SAN ANTONIO VENTURES INC.

FILING STATEMENT

REVERSE TAKE-OVER
OF SAN ANTONIO VENTURES INC.
BY
R2 ENERGY LTD.

August 29, 2014

Neither the TSX Venture Exchange Inc. (the “Exchange”) nor any securities regulatory authority has in any way passed upon the merits of the Transaction described in this filing statement.

TABLE OF CONTENTS

GLOSSARY OF TERMS		1
INTRODUCTION		7
FINANCIAL INFORMATION AND ACCOUNTING PRINCIPLES		7
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION		7
SUMMARY		9
PART I: PROPOSED TRANSACTION		13
PART II: INFORMATION CONCERNING SAN ANTONIO VENTURES INC.		18
PART III: INFORMATION CONCERNING R2 ENERGY LTD.		32
PART IV: INFORMATION CONCERNING THE RESULTING ISSUER		46
PART V: RISK FACTORS		59
PART VI: GENERAL MATTERS		64
SPONSORSHIP		64
EXPERTS		64
ADDITIONAL INFORMATION		65
CERTIFICATE OF SAN ANTONIO VENTURES INC.
CERTIFICATE OF R2 ENERGY LTD.
ACKNOWLEDGEMENT – PERSONAL INFORMATION
APPENDIX “A”	AUDITED ANNUAL FINANCIAL STATEMENTS OF SAN ANTONIO VENTURES INC.	A-1
APPENDIX “B”	AUDITED ANNUAL FINANCIAL STATEMENTS AND UNAUDITED INTERIM FINANCIAL STATEMENTS OF R2 ENERGY LTD	B-1
APPENDIX “C”	PRO FORMA UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF SAN ANTONIO VENTURES INC. UPON COMPLETION OF THE PROPOSED TRANSACTION	C-1
APPENDIX “D”	AUDIT COMMITTEE CHARTER	D-1
APPENDIX “E”	TECHNICAL FIGURES	E-1

GLOSSARY OF TERMS

The following is a glossary of certain terms used in this Filing Statement, including the summary hereof and in the appendices attached thereto.

“ABCA” means the Business Corporations Act (Alberta) including the regulations promulgated thereunder, as now in effect and as it may be amended from time to time;

“Affiliate” means a Company that is affiliated with another company as described below.

A Company is an “Affiliate” of another Company if:

(a)

one of them is the subsidiary of the other, or

(b)

each of them is controlled by the same Person.

A Company is “controlled” by a Person if:

(a)

voting shares of the Company are held, other than by way of security only, by or for the benefit of that Person, and

(b)

the voting shares, if voted, entitle the Person to elect a majority of the directors of the Company.

A Person beneficially owns securities that are beneficially owned by:

(a)

a Company controlled by that Person, or

(b)

an Affiliate of that Person or an Affiliate of any Company controlled by that Person;

“Amalco” means the corporation to be formed by the amalgamation of R2 and San Antonio Subco pursuant to the Amalgamation Agreement;

“Amalco Shares” means the class A common shares without par value of Amalco;

“Amalgamation” means the amalgamation of San Antonio Subco and R2 as contemplated in the Amalgamation Agreement, all on the terms and conditions set forth in the Amalgamation Agreement;

“Amalgamation Agreement” means the amalgamation agreement dated as of August 1, 2014 among San Antonio, San Antonio Subco and R2, including the recitals and schedules thereto and includes any amendment or agreement or instrument supplementary or ancillary thereto;

“Articles of Amalgamation” means the articles of amalgamation substantially in the form attached as Schedule “D” to the Amalgamation Agreement;

“Associate” when used to indicate a relationship with a Person, means:

(a)

an issuer of which the Person beneficially owns or controls, directly or indirectly, voting securities entitling him to more than 10% of the voting rights attached to outstanding voting securities of the issuer,

(b)

any partner of the Person,

(b)

any trust or estate in which the Person has a substantial beneficial interest or in respect of which a Person serves as trustee or in a similar capacity,

(c)

in the case of a Person, who is an individual:

(i)

that Person’s spouse or child, or

(ii)

any relative of the Person or of his spouse who has the same residence as that Person;

but

(e)

where the Exchange determines that two Persons will, or will not, be deemed to be Associates with respect to a Member firm, Member corporation or holding company of a member corporation, then such determination will be determinative of their relationships in the application of Rule D, 1.00 of the TSXV Rule Book and Policies with respect to that Member firm, Member corporation or holding company;

“Authorization” means any authorization, order, permit, approval, grant, licence, registration, consent, right, notification, condition, franchise, privilege, certificate, judgment, writ, injunction, award, determination, direction, decision, decree, bylaw, rule or regulation, whether or not having the force of law;

“BCBCA” means the Business Corporations Act (British Columbia) including the regulations promulgated thereunder, as now in effect and as it may be amended from time to time;

“Certificate of Amalgamation” means the certificate of amalgamation to be issued by the Registrar, giving effect to the Amalgamation;

“Closing Date” means the closing date of the Proposed Transaction;

“Company” means a corporation, incorporated association or organization, body corporate, partnership, trust, association or other entity other than an individual;

“Consolidation” means the consolidation of the San Antonio Shares on the basis of one new San Antonio Share for every two old San Antonio Shares;

“Control Person” means any Person that holds or is one of a combination of Persons that holds a sufficient number of any of the securities of an issuer so as to affect materially the control of that issuer, or that holds more than 20% of the outstanding voting securities of an issuer except where there is evidence showing that the holder of those securities does not materially affect the control of the issuer;

“Effective Date” means the date of the Amalgamation as set forth in the Certificate of Amalgamation;

“Effective Time” means 12:01 a.m. (Calgary time) on the Effective Date;

“Escrow Agent” means Computershare Investor Services Inc. or any successor thereto appointed pursuant to the terms of the Subscription Receipt Agreement or the Second Subscription Receipt Agreement, as the case may be;

“Escrowed Funds” means the Escrowed Proceeds plus all interest and income, if any, earned thereon;

“Escrowed Proceeds” means the cash amount of $5,749,999.80, being the gross proceeds from the R2 Concurrent Placement;

“Exchange” or “TSXV” means the TSX Venture Exchange Inc.;

“Exchange Ratio” means two San Antonio Shares for every one R2 Share;

“Fame Technical Report” means the technical report dated July 17, 2014 on the Geophysical, Geochemical, and Prospecting Surveys on the Fame Property – Clinton Mining Division, British Columbia, prepared by Gordon J. Allen, P. Geo.;

“Final Exchange Bulletin” means the Exchange Bulletin evidencing the final Exchange acceptance of the Proposed Transaction, which is to be issued following the closing of the Proposed Transaction and the submission to the Exchange of all required documentation;

“Filing Statement” means this filing statement, together with all appendices hereto and including the summary hereof;

- 2 -

“First Release Condition” means, collectively, the following conditions, which are to be satisfied on or prior to the First Release Deadline:

(a)

other than the release of the Escrowed Funds and the filing of the requisite amalgamation application, all of the conditions to the completion of the Amalgamation having been satisfied or waived in a manner satisfactory to R2 and San Antonio; and

(b)

R2 having delivered the First Release Notice to the Subscription Receipt Agent;

“First Release Deadline” means on or before 5:00 p.m. (Vancouver time) on September 15, 2014, subject to extension at the request of R2;

“First Release Notice” means the written notice in the form set out in Schedule “B” to the Subscription Receipt Agreement confirming that the First Release Condition has been satisfied;

“First Supplemental Subscription Receipt Agreement” means a first supplemental subscription receipt Agreement to the Second Subscription Receipt Agreement to be dated on or about the Effective Date, between San Antonio and the Subscription Receipt Agent, pursuant to which San Antonio agrees to be bound thereby as successor to R2;

“Governmental Entity” means any: (a) multi-national, federal, provincial, state, regional, municipal, local or other government, governmental or public department, ministry, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign; (b) subdivision, agent, commission, board or authority of any of the foregoing; or (c) quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing, including the TSXV;

“holders” means, when used with reference to securities of a company, the holders of such securities, shown from time to time in the registers maintained by or on behalf of such company, in respect of such securities;

“IFRS” means International Financial Reporting Standards;

“Initial Listing Requirement Policy” means Exchange Policy 2.1 - Initial Listing Requirements;

“Insider” if used in relation to an issuer, means:

(a)

a director or senior officer of the issuer;

(b)

a director or senior officer of a Company that is an Insider or subsidiary of the issuer;

(c)

a Person that beneficially owns or controls, directly or indirectly, voting shares carrying more than 10% of the voting rights attached to all outstanding voting shares of the issuer; or

(d)

the issuer itself if it holds any of its own securities;

“Member” has the meaning given to it in Rule A.100 of the TSXV Rule Book and Policies;

 “New San Antonio Option Plan” means a new option plan of San Antonio, approved by R2, to be presented to San Antonio Shareholders for approval at the San Antonio Meeting;

“Person” or “person” means a Company or individual;

“Principal” means in respect of an issuer (a) a Person who acted as a promoter of the issuer within the preceding two years; (b) a director or senior officer of the issuer or any of its material operating subsidiaries; (c) a Person that holds securities carrying more than 20% of the voting rights attached to the issuer’s outstanding securities; and (d) a Person that holds securities carrying more than 10% of the voting rights attached to the issuer’s outstanding securities and has elected or appointed, or has the right to elect or appoint, one or more directors or senior officers of the issuer or any of its material operating subsidiaries;

- 3 -

“Proposed Transaction” means the proposed Amalgamation as a result of which San Antonio will acquire all of the issued and outstanding securities of R2 in exchange for securities of San Antonio at the Exchange Ratio, all in accordance with the Amalgamation Agreement;

“Registrar” means the Registrar of Corporations or Deputy Registrar of Corporations for the Province of Alberta under the ABCA;

“R2” means R2 Energy Ltd., a corporation incorporated under the laws of the Province of Alberta;

“R2 Board” means the board of directors of R2 as the same may be constituted from time to time;

“R2 Concurrent Placement” means the non-brokered private placement by R2 of 19,166,666 R2 Initial Subscription Receipts at a price of $0.30 per Initial Subscription Receipt for gross proceeds of $5,749,999.80, completed on July 31, 2014;

“R2 Initial Subscription Receipts” means the subscription receipts issued by R2 pursuant to the R2 Concurrent Placement, each of which entitles its holder to acquire, for no additional consideration, upon the satisfaction of the First Release Condition in accordance with the Subscription Receipt Agreement, one-half of one R2 Unit and one-half of one R2 Second Subscription Receipt, and which subscription receipts were created and issued pursuant to the terms of the Subscription Receipt Agreement;

“R2 Option” means an outstanding option to purchase one R2 Share;

“R2 Second Subscription Receipt” means a whole subscription receipt of R2 to be issued upon the conversion of the R2 Initial Subscription Receipts, each whole one of which entitles the holder hereof to be issued one R2 Unit upon the satisfaction of the Second Release Condition, and which subscription receipts will be created and issued pursuant to the terms of the Second Subscription Receipt Agreement;

“R2 Shareholder” means a holder of R2 Shares;

“R2 Shareholders’ Approval” means the written unanimous resolution of the R2 Shareholders approving the Amalgamation or, if applicable, the approval of the Amalgamation by not less than two-thirds of the votes cast by R2 Shareholders who are present in person or represented by proxy at a meeting of R2 Shareholders;

“R2 Share” means a class A common share in the capital of R2, as presently constituted;

“R2 Technical Report” means the report dated June 1, 2014 entitled “Evaluation of Prospective Resources – Unconventional Gas Volumes, Spain” prepared by Chapman Petroleum Engineering Ltd.;

“R2 Unit” means a whole unit consisting of one R2 Unit Share and one R2 Unit Warrant;

“R2 Unit Share” means a R2 Share comprising, together with a R2 Unit Warrant, a R2 Unit;

“R2 Unit Warrant” means a common share purchase warrant of R2 comprising, together with a R2 Unit Share, a R2 Unit, each of which will entitle the holder to acquire one R2 Share at a price of $0.50 until July 31, 2019;

“Replacement Options” means the options to purchase San Antonio Shares to be issued by San Antonio in exchange for outstanding R2 Options upon completion of the Proposed Transaction in accordance with the Amalgamation Agreement;

“Replacement Subscription Receipts” means the subscription receipts to be issued by San Antonio in exchange for outstanding R2 Second Subscription Receipts upon the completion of the Proposed Transaction in accordance with the Amalgamation Agreement, each whole one of which will convert into one San Antonio Unit upon satisfaction of the Second Release Condition and which, upon execution and delivery of the First Supplemental Subscription Receipt Agreement, are referred to as the “San Antonio Subscription Receipts”;

“Replacement Warrants” means the common share purchase warrants of San Antonio to be issued in exchange for outstanding R2 Unit Warrants upon the completion of the Proposed Transaction, each entitling the holder to purchase one San Antonio Share at a price of $0.25 per San Antonio Share until July 31, 2019 to be issued pursuant to the Warrant Indenture and thereupon referred to as the “San Antonio Warrants”;

- 4 -

“Resulting Issuer” means San Antonio upon and as of the completion of the Proposed Transaction;

“Resulting Issuer Shares” means the common shares of the Resulting Issuer following completion of the Proposed Transaction;

“RTO Escrow Agreement” means the escrow agreement to be entered into among the Escrow Agent, the Resulting Issuer and certain Principals of R2;

“San Antonio” means San Antonio Ventures Inc., a corporation incorporated under the laws of the Province of British Columbia;

“San Antonio Board” means the board of directors of San Antonio as the same may be constituted from time to time;

“San Antonio Meeting” means the annual and special general meeting of San Antonio Shareholders, including any adjournment or postponement thereof, to be held for the purpose of approving the San Antonio Ancillary Shareholder Resolutions and currently scheduled to be held on September 12, 2014;

“San Antonio Meeting Materials” means the notice of the San Antonio Meeting to be sent to San Antonio Shareholders and the management information circular to be prepared in connection with the San Antonio Meeting, together with any amendments thereto or supplements thereof, and any other information circular or proxy statement which may be prepared in connection with the San Antonio Meeting;

“San Antonio Parties” means, collectively and taken as a whole, San Antonio and San Antonio Subco;

“San Antonio Shareholder” means a holder of San Antonio Shares;

“San Antonio Shareholder Approval” means the written consent of San Antonio Shareholders representing a majority of the issued and outstanding San Antonio Shares to the Amalgamation in accordance with the policies of the TSXV;

“San Antonio Shares” means common shares in the capital of San Antonio as constituted on the date hereof and, if the context requires, such shares after giving effect to the Consolidation;

“San Antonio Subco” means 1837783 Alberta Ltd., a company incorporated under the laws of the Province of Alberta, and which is a wholly-owned subsidiary of San Antonio;

“San Antonio Unit” mean a unit consisting of two San Antonio Shares and two San Antonio Warrants;

“San Antonio Warrant” mean a warrant entitling the holder thereof to purchase one San Antonio Share at a price of $0.25 until July 31, 2019 issued and created pursuant to the Warrant Indenture;

“SEC” means the United States Securities and Exchange Commission;

“Second Release Condition” means, collectively, the following conditions, which are to be satisfied on or prior to the Second Release Deadline:

(a)

approval of the Authorized Capital Resolution and the filing of the articles of amendment to give effect to an increase in the authorized share capital of San Antonio to an unlimited number of San Antonio Shares; and

(b)

R2 or San Antonio, as the case may be, having delivered a notice (in the form prescribed by the Second Subscription Receipt Agreement) to the Subscription Receipt Agent;

- 5 -

“Second Release Deadline” means the later to occur of 5:00 p.m. (Vancouver time) on September 30, 2014 and the day that is 10 days following the First Release Deadline, subject to extension at the request of R2;

“Second Subscription Receipt Agreement” means the subscription receipt agreement between R2 and Computershare Trust Company of Canada, as subscription receipt agent, to be dated on or about the date the First Release Condition is satisfied and pursuant to which the R2 Second Subscription Receipts will be created and issued;

“Shares for Debt Exchange” means 1,124,666 R2 Shares issued for settlement of an aggregate of $337,400 of debt of R2 at an implied value of $0.30 per R2 Share;

“Sponsor” means Canaccord Genuity Corp.;

“Subscription Receipt Agent” means Computershare Trust Company of Canada or any successor thereto appointed in accordance with the terms of the Subscription Receipt Agreement or the Second Subscription Receipt Agreement, as the case may be;

“Subscription Receipt Agreement” means the subscription receipt agreement dated July 31, 2014 between R2 and Computershare Trust Company of Canada, as subscription receipt agent, as the same may be modified or amended from time to time;

“Termination Date” means the date that is 120 calendar days from the date of the Amalgamation Agreement, or such later date as may be agreed to in writing by the parties thereto;

“Transfer Agent” means Computershare Investor Services Inc. at its office in Vancouver, British Columbia;

“U.S.” or “United States” means the United States of America, any state thereof, and the District of Columbia;

“Warrant Agent” means Computershare Trust Company of Canada and any successor thereto appointed in accordance with the terms of the Warrant Indenture; and

“Warrant Indenture” means the warrant indenture to be entered into between Computershare Trust Company of Canada as warrant agent and San Antonio to be dated on or about the Effective Date, pursuant to which the San Antonio Warrants will be created and issued.

- 6 -

INTRODUCTION

All capitalized terms used in this Filing Statement but not otherwise defined herein have the meanings set forth under “Glossary of Terms.” Information contained in this Filing Statement is given as of August 29, 2014 unless otherwise specifically stated.

No person is authorized to give any information or to make any representation not contained in this Filing Statement and, if given or made, such information or representation should not be relied upon as having been authorized by San Antonio or the directors and officers of San Antonio. This Filing Statement does not constitute an offer to sell, or a solicitation of an offer to acquire, any securities, or the solicitation of a proxy, by any person in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such an offer or proxy solicitation.

Neither delivery of this Filing Statement nor any distribution of the securities referred to in this Filing Statement will, under any circumstances, create an implication that there has been no change in the information set forth herein since the date of this Filing Statement.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded for the purposes of this Filing Statement to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement will not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this Filing Statement.

The Exchange has not in any way passed upon the merits of the transactions described herein and any representation to the contrary is an offence.

FINANCIAL INFORMATION AND ACCOUNTING PRINCIPLES

The financial statements and summaries of financial information contained in this Filing Statement are reported in Canadian dollars, except where otherwise noted. The financial statements of San Antonio and R2 have been prepared in accordance with IFRS.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This Filing Statement contains “forward-looking statements” (also referred to as “forward-looking information”) within the meaning of applicable Canadian securities legislation. All statements, other than statements of historical facts, included in this Filing Statement that address activities, events or developments that San Antonio or R2 expect or anticipate will or may occur in the future, including statements about the anticipated impact of the Proposed Transaction on the combined operations of San Antonio, R2 and the Resulting Issuer, as well as the benefits expected to result from the Proposed Transaction, future financings, results of exploration activities, capital expenditures, the price of precious and base metals and oil and gas, developments in the oil and gas regulatory regime in Mexico, and other such matters are forward-looking statements. When used in this Filing Statement, the words “estimate”, “plan”, “anticipate”, “expect”, “intend”, “believe” and similar expressions are intended to identify forward-looking statements.

These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of San Antonio, R2 or the Resulting Issuer to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the risks as more particularly described in Part V:  “Risk Factors.”  Although San Antonio and R2 have attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

- 7 -

Neither San Antonio nor R2 undertakes any obligation to publicly update or revise any forward-looking statements, except as required by applicable securities laws.

- 8 -

SUMMARY

The following is a summary of information relating to R2, San Antonio and the Resulting Issuer (assuming completion of the Proposed Transaction) and should be read together with the more detailed information and financial data and statements contained elsewhere in this Filing Statement.

R2

R2 was incorporated under the laws of the Province of Alberta on October 20, 2011 as “Realm II Resources Ltd.” and changed its name to “R2 Energy Ltd.” on November 21, 2011. R2 is a private company that was formed for acquisition, exploration and development of oil and gas properties.  See “Part III:  Information Concerning R2 Energy Ltd.” for additional information relating to R2.

San Antonio

San Antonio was incorporated on June 9, 2010 pursuant to the provisions of the BCBCA under the name “San Antonio Ventures Inc.” San Antonio is a reporting issuer in the provinces of British Columbia and Alberta and the San Antonio Shares are listed on the Exchange under the trading symbol “SAN.”

San Antonio Subco

San Antonio Subco, a company incorporated under the laws of the Province of Alberta, is a wholly-owned subsidiary of San Antonio, has no assets and conducts no operations, and was organized solely for the purpose of completing the Proposed Transaction.

The Proposed Transaction

R2: Concurrent Placement

As a condition to the Proposed Transaction, R2 completed the R2 Concurrent Placement on July 31, 2014.  Pursuant to the R2 Concurrent Placement, R2 issued 19,166,666 R2 Initial Subscription Receipts at a price of $0.30 per R2 Initial Subscription Receipt.  Upon satisfaction of the First Release Condition (and immediately prior to the Amalgamation): (i) each R2 Initial Subscription Receipt will automatically convert into one-half of one R2 Unit and one-half of one R2 Second Subscription Receipt; and (ii) 50% of the Escrowed Funds will be released to R2.  Each whole R2 Unit will consist of one R2 Unit Share and one R2 Unit Warrant. Each R2 Unit Warrant entitles the holder thereof to purchase an additional R2 Share for C$0.50 until July 31, 2019.

As part of the completion of the Proposed Transaction, each R2 Unit Share will be exchanged for two San Antonio Shares, each R2 Unit Warrant will be exchanged for two Replacement Warrants and each R2 Second Subscription Receipt will be exchanged for a Replacement Subscription Receipt.  Each Replacement Warrant will entitle the holder thereof to purchase one additional San Antonio Share for $0.25 until July 31, 2019.

Step 1

Pursuant to the Amalgamation Agreement, San Antonio will acquire all of the issued and outstanding R2 Shares by way of a “three-cornered” amalgamation in which San Antonio Subco will amalgamate with R2 to form Amalco.

Pursuant to the Amalgamation, the holders of all outstanding R2 Shares (including the holders of R2 Unit Shares) will exchange such shares for San Antonio Shares on the basis of two San Antonio Shares for every one R2 Share.  In addition, all outstanding R2 Warrants will be exchanged and replaced with Replacement Warrants, all outstanding R2 Options will be exchanged and replaced with Replacement Options and all outstanding R2 Second Subscription Receipts will be exchanged and replaced with Replacement Subscription Receipts, all on the same basis.

Although the Proposed Transaction will result in Amalco becoming a wholly-owned subsidiary of San Antonio, the Proposed Transaction will constitute a reverse take-over of San Antonio inasmuch as the former shareholders of R2 will own approximately 90% of the outstanding San Antonio Shares and three of the four members of the San Antonio Board will be designees of R2.

- 9 -

Upon completion of Step 1 of the Proposed Transaction San Antonio will request that the TSXV reinstate trading of the San Antonio Shares on a pre-Consolidated basis and list the San Antonio Warrants (including the Replacement Warrants).

Step 2

Following completion of Step 1 of the Proposed Transaction, the San Antonio Meeting will be convened whereat San Antonio Shareholders will be asked to approve, among other things:

(a)

a special resolution approving a consolidation of all of the outstanding San Antonio Shares on the basis of two San Antonio Shares for one new San Antonio Share; and

(b)

a special resolution approving an increase in the authorized capital of San Antonio from 100,000,000 San Antonio Shares to an unlimited number of San Antonio Shares and an unlimited number of preferred shares of San Antonio.

Upon such increase in the authorized capital of San Antonio becoming effective, all of the Replacement Subscription Receipts will automatically convert into San Antonio Units and the balance of the Escrowed Funds will be released to the Resulting Issuer.

Step 1 is not conditional upon the completion of Step 2, however, to the extent the authorized capital is not increased the balance of the Escrowed Funds will be returned to the holders of the Second Subscription Receipts.

Pursuant to the Proposed Transaction, San Antonio will have issued an aggregate of 65,657,772 San Antonio Shares to R2 Shareholders at a deemed price of $0.15 per San Antonio Share.

Change of Management

Upon completion of the Proposed Transaction, management and board of the Resulting Issuer will be constituted as follows:

Position	Name
Chief Executive Officer and Director	Craig Steinke
Chief Financial Officer	Jeremy Crichton
Corporate Secretary	Carmen Etchart
Director	Christopher I. Dyakowski
Director	Gordon Keep
Director	Ian W. Telfer

See “Part IV:  Information Concerning the Resulting Issuer – Directors and Officers.”

Interests of Insiders

Except as disclosed herein, no existing Insider, promoter or Control Person of San Antonio and no Associate or Affiliate of the same, has any interest in the Proposed Transaction and no existing Insider, promoter or Control Person of San Antonio and no Associate or Affiliate of the same will receive any compensation upon completion of the Proposed Transaction that is different from the compensation to be received by other San Antonio Shareholders.

Escrow Agreement

Some of the San Antonio Shares to be issued to R2 Principals pursuant to the Proposed Transaction will be subject to the RTO Escrow Agreement and will be incrementally released beginning on the date the Exchange issues the Final Exchange Bulletin.

- 10 -

Selected Pro Forma Financial Information of the Resulting Issuer

The following table sets forth certain pro forma financial information of the Resulting Issuer after giving effect to the Proposed Transaction.  The unaudited pro forma balance sheet of the Resulting Issuer is attached hereto as Appendix “C”.  Such unaudited pro-forma consolidated financial statements are based on certain assumptions and adjustments and are not necessarily indicative of the Resulting Issuer’s consolidated financial position if the events reflected therein were in effect for the periods presented, nor do they purport to project the Resulting Issuer’s financial position or results from operations for any future period.

Pro Forma as at March 31, 2014 After Giving Effect to the Proposed Transaction
Balance Sheet
Cash and Cash Equivalents	$5,699,042
Accounts Receivable and Other Assets	$783,219
Exploration and Evaluation Assets	$423,564
Plant and Equipment	$2,169
Total Assets	$6,907,994
Current Liabilities	$161,150
Total Liabilities	$161,150
Shareholders’ Equity	$6,746,844

Available Funds and Principal Uses

Upon completion of the Proposed Transaction, the Resulting Issuer will have approximately $5,862,500 of funds available. The Resulting Issuer intends to use these funds over the next 12 months as set out in the following table:

Anticipated Use of Funds	Amount
Transaction Costs (1)	$300,000
Halliburton Contract (2)	$2,700,000
Field data exploration and analysis (3)	$400,000
Fame Property	$200,000
General and Administrative Expenses(4)	$950,000
Unallocated Funds	$1,312,500
Total	$5,862,500

Notes:

(1)

Consisting of legal fees, filing fees, accounting fees and other professional advisory fees related to the Proposed Transaction (including the Sponsor fee).

(2)

Pursuant to the Halliburton Consulting Agreement (as defined below) R2 will procure from Halliburton Energy Services Inc., the required petrophysical, engineering, geochemical, geological, geophysical, and project management services as it relates to Mexican operations.

(3)

Refers to amounts to be spent on well logs to be acquired from third parties.

(4)

Comprised of 12 months of administration expenses ($800,000), travel ($100,000) and miscellaneous, office and other expenses ($50,000).

Notwithstanding the foregoing, there may also be circumstances where, for sound business reasons, a reallocation of funds may be necessary for the Resulting Issuer to achieve its objectives. The Resulting Issuer may require additional funds in order to fulfill all of the Resulting Issuer’s expenditure requirements to meet its objectives, in which case the Resulting Issuer expects to either issue additional shares or incur indebtedness. There is no assurance that additional funding required by the Resulting Issuer would be available if required.  See Part IV:  “Information Concerning the Resulting Issuer - Available Funds and Principal Purposes.”

- 11 -

Listing and Share Price on the Exchange

The San Antonio Shares are listed and posted for trading on the Exchange under the trading symbol “SAN.” The price of the San Antonio Shares on July 7, 2014, being the last day the San Antonio Shares traded prior to the announcement of the Proposed Transaction, was $0.13. See Part II:  “Information Concerning San Antonio - Trading History.”

There is no public market for the R2 Shares.

Conflicts of Interest

As certain of the proposed directors of the Resulting Issuer are directors, officers or shareholders of other companies, there are potential conflicts of interest to which the directors of the Resulting Issuer may be subject to from time to time, in connection with the operations of the Resulting Issuer. Conflicts, if any, will be subject to the procedures and remedies under the BCBCA. See Part IV:  “Information Concerning the Resulting Issuer — Directors and Officers.”

Sponsor

Canaccord Genuity Corp. is acting as sponsor for the Proposed Transaction.  The Sponsor is being paid a fee of $35,000 in consideration for its services in that regard.

Interests of Expert

There is no interest, direct or indirect, in any securities or property of San Antonio, R2 or the Resulting Issuer, or of an associate or affiliate of San Antonio, R2 or the Resulting Issuer, received or to be received by an expert.

For the purposes hereof, “expert” means any person or company whose profession or business gives authority to a statement made by that person or company and who is named as having prepared or certified a part of this Filing Statement, or prepared or certified a report or valuation described or included in this Filing Statement.  See Part VI:  “General Matters.”

Risk Factors

San Antonio, and thus the securities of San Antonio, should be considered highly speculative investments and the transactions contemplated herein should be considered to be of a high-risk nature.  San Antonio Shareholders should carefully consider all of the information disclosed in this Filing Statement prior to voting on matters being put before them pursuant to this Filing Statement.  See Part V:  “Risk Factors.”

Conditional Listing Approval

The Proposed Transaction has not yet been accepted by the Exchange and completion of the Proposed Transaction is subject to Exchange approval.

It is anticipated that upon completion of the Proposed Transaction, the Resulting Issuer will be a Tier 2  “Mining Issuer” as prescribed by the Initial Listing Requirement Policy. See Part IV:  “Information Concerning the Resulting Issuer.”

- 12 -

PART I:  PROPOSED TRANSACTION

Details regarding the Proposed Transaction, including the background to, reasons for, details of, conditions to and effect of the Proposed Transaction are set forth in this Filing Statement and the Appendices hereto. Readers are urged to carefully read the information in this Filing Statement and the Appendices.

R2 Concurrent Placement

As a condition to the Proposed Transaction, R2 completed the R2 Concurrent Placement on July 31, 2014.  Pursuant to the R2 Concurrent Placement, R2 issued 19,166,666 R2 Initial Subscription Receipts at a price of $0.30 per R2 Initial Subscription Receipt.  Upon satisfaction of the First Release Condition: (i) each R2 Initial Subscription Receipt will automatically convert into one-half of one R2 Unit and one-half of one R2 Second Subscription Receipt; and (ii) 50% of the Escrowed Funds will be released to R2.  Each whole R2 Unit will consist of one R2 Unit Share and one R2 Unit Warrant. Each R2 Unit Warrant entitles the holder thereof to purchase an additional R2 Share for C$0.50 until July 31, 2019.

As part of the completion of the Proposed Transaction, each R2 Unit Share will be exchanged for two San Antonio Shares, each R2 Unit Warrant will be exchanged for two Replacement Warrants and each R2 Second Subscription Receipt will be exchanged for one Replacement Subscription Receipt.  Each Replacement Warrant will entitle the holder thereof to purchase one additional San Antonio Share for $0.25 until July 31, 2019.

Upon receipt of approval by the San Antonio Shareholders of the Authorized Capital Resolution (as defined below), each Replacement Subscription Receipt will automatically convert into one San Antonio Unit.  Each San Antonio Unit will consist of two San Antonio Shares and two San Antonio Warrants.  Each San Antonio Warrant entitles the holder thereof to purchase one additional San Antonio Share for $0.25 until July 31, 2019.

On closing of the R2 concurrent placement on July 31, 2014, R2 also granted an aggregate of 2,355,000 stock options, as well as an additional 400,000 options on August 28, 2014.

As of the date hereof (and after giving effect to the R2 Concurrent Placement and option agreement referred to above), there are 23,245,553 R2 Shares, 3,901,000 R2 Options and 19,166,666 R2 Initial Subscription Receipts issued and outstanding. Upon satisfaction of the First Release Condition there will be 32,828,886 R2 Shares, 3,901,000 R2 Options, 9,583,333 Second Subscription Receipts and 9,583,333 R2 Unit Warrants outstanding.

Step 1 of the Proposed Transaction

Pursuant to the Amalgamation Agreement, San Antonio will acquire all of the issued and outstanding R2 Shares by way of a “three-cornered” amalgamation in which San Antonio Subco will amalgamate with R2 to form Amalco. Pursuant to the holders of all outstanding R2 Shares will exchange such shares for San Antonio Shares on the basis of two San Antonio Shares for every one R2 Share.  In addition, all outstanding R2 Warrants will be exchanged and replaced with Replacement Warrants, all outstanding R2 Options will be exchanged and replaced with Replacement Options and all outstanding R2 Second Subscription Receipts will be exchanged and replaced with Replacement Subscription Receipts, all on the same basis.

Although the Proposed Transaction will result in Amalco becoming a wholly-owned subsidiary of San Antonio, the Proposed Transaction will constitute a reverse take-over of San Antonio inasmuch as the former shareholders of R2 will own approximately 90% of the outstanding shares of San Antonio and three of the four members of the San Antonio Board will be designees of R2.

Effect of Step 1 of the Proposed Transaction

Upon completion of Step 1 of the Proposed Transaction, an aggregate of 75,140,272 San Antonio Shares will be issued and outstanding of which 9,482,500 San Antonio Shares will be held by the San Antonio Shareholders and the balance by R2 Shareholders.

In addition, upon completion of Step 1 of the Proposed Transaction, 7,802,000 San Antonio Shares will be reserved for issuance pursuant to the exercise of the Replacement Options, 19,166,666 San Antonio Shares will be reserved for issuance pursuant to Replacement Warrants issued in exchange for R2 Unit Warrants and 38,333,332 San Antonio Shares will be reserved for issuance upon satisfaction of the Second Release Condition and conversion of the  Replacement Subscription Receipts into San Antonio Units.

- 13 -

Upon completion of Step 1 of the Proposed Transaction, San Antonio will request that the TSXV reinstate trading of San Antonio Shares on a pre-consolidated basis and list the San Antonio Warrants (including the Replacement Warrants).

Listing of Warrants

It is intended that following completion of the Proposed Transaction application will be made to list the San Antonio Warrants for trading on the Exchange.

Step 2 of the Proposed Transaction

San Antonio has called a meeting of San Antonio Shareholders for September 12, 2014, whereat San Antonio Shareholders will be asked to approve, with or without variation and among other matters of a routine nature: (i) a special resolution changing the name of San Antonio to “Renaissance Oil Corp.” or such other name as the San Antonio Board (as constituted following the Amalgamation), the British Columbia Registrar of Companies and the Exchange may determine (the “Name Change Resolution”); (ii) an ordinary resolution approving the New Stock Option Plan (the “Option Plan Resolution”); (iii) a special resolution approving the Consolidation (the “Consolidation Resolution”); (iv) a special resolution approving an increase in its authorized share structure from 100,000,000 San Antonio Shares to an unlimited number of common shares and preferred shares (the “Authorized Capital Resolution”); and (v) a special resolution approving the adoption of new articles (the “Articles Resolution”) and together with the Name Change Resolution, Option Plan Resolution, Consolidation Resolution and Authorized Capital Resolution, the “Ancillary San Antonio Shareholder Resolutions”).

Effect of Step 2 of the Proposed Transaction

Upon such increase in the authorized capital of San Antonio being effective, all of the Replacement Subscription Receipts will automatically convert into San Antonio Units and the balance of the Escrowed Funds will be released to the Resulting Issuer. Furthermore, if implemented, the Consolidation will effectively result in each San Antonio Unit being adjusted to represent one San Antonio Share and one San Antonio Warrant, entitling the holder thereof to acquire one San Antonio Share at a price of $0.50 until July 31, 2019.

Following the adoption of the Consolidation Resolution and the Authorized Capital Resolution, an aggregate of  47,153,469 San Antonio Shares will be issued and outstanding, of which 4,741,250 will be held by original San Antonio Shareholders. In addition 3,901,000 San Antonio Shares will be reserved for issuance pursuant to Replacement Options, 9,583,333 San Antonio Shares will be reserved for issuance pursuant to Replacement Warrants and 9,583,333 San Antonio Shares will be reserved for issuance pursuant to San Antonio Warrants.

Step 1 is not conditional upon the completion of Step 2, however, to the extent the Second Release Conditions are not satisfied, the balance of the Escrowed Funds will be returned to the holders of the Replacement Subscription Receipts.

Pursuant to the Proposed Transaction San Antonio will have issued an aggregate of 65,657,772 San Antonio Shares to R2 Shareholders at a deemed price of $0.15 per San Antonio Share.

Regulatory Approvals and Filings

San Antonio is not aware of any material licenses or regulatory permits that must be obtained or of any other action by any federal, provincial, state or foreign government or administrative or regulatory agency that would be required to be obtained prior to the completion of the Proposed Transaction, other than the approval from the Exchange.

The Proposed Transaction has not yet been accepted by the Exchange and completion of the Proposed Transaction is subject to Exchange approval as well as the receipt of R2 Shareholder Approval and San Antonio Shareholder Approval.

- 14 -

Implementation of the Proposed Transaction

If R2 Shareholder Approval and San Antonio Shareholder Approval is obtained and the other conditions to the Proposed Transaction are satisfied or waived, it is intended that:

•

the Proposed Transaction will be completed:

•

the directors and officers of the Resulting Issuer will be as described in “Part IV:  Information Concerning the Resulting Issuer – Directors and Officers”;

•

the Resulting Issuer will carry on business as a Tier 2 “Mining Issuer” on the Exchange; and

•

the San Antonio Meeting will be held to approve the Ancillary San Antonio Shareholder Resolutions.

The Amalgamation Agreement

The following is a summary of certain material provisions of the Amalgamation Agreement and is not comprehensive but is qualified in its entirety by reference to the complete text of the Amalgamation Agreement, a copy of which will be available under San Antonio’s issuer profile at www.sedar.com.  All terms not otherwise defined in this Filing Statement have the meanings ascribed thereto in the Amalgamation Agreement.

Conditions to the Proposed Transaction

The Amalgamation Agreement contains conditions to the obligations of the San Antonio Parties and R2 to complete the Proposed Transaction.  Unless all of such conditions are satisfied or waived by the party or parties for whose benefit such conditions exist, the Proposed Transaction will not be completed.  The following is a summary of the significant conditions in favour of the San Antonio Parties and R2 contained in the Amalgamation Agreement.

Mutual Conditions Precedent

The respective obligations of each of R2 and the San Antonio Parties to complete the Proposed Transaction, and any transactions otherwise contemplated hereby will be subject to the fulfillment, or mutual waiver in writing by each of R2 and San Antonio (on behalf of itself and San Antonio Subco), of each of the following conditions:

(a)

the Amalgamation, the Filing Statement and the matters contemplated by the San Antonio Ancillary Shareholder Resolutions will have been approved by the TSXV;

(b)

R2 Shareholder Approval will have been obtained in accordance with the requirements of applicable law;

(c)

San Antonio Shareholder Approval will have been obtained in accordance with applicable law;

(d)

the San Antonio Meeting Materials will have been mailed;

(e)

no action, suit or proceeding will be pending or threatened by any Governmental Entity or other Person, in each case having a reasonable likelihood of success, and no applicable law or Authorization will be in effect, which:

(i)

makes the consummation of the Amalgamation illegal or otherwise enjoins or prohibits the Amalgamation or any transactions otherwise contemplated hereby; or

(ii)

renders the Amalgamation Agreement unenforceable in any way or frustrates the purpose and intent of the Amalgamation Agreement;

- 15 -

(f)

the TSXV will have conditionally accepted the listing of (i) the San Antonio Shares issuable pursuant to the Amalgamation (including San Antonio Shares issuable upon exchange of the R2 Unit Shares and the exercise of the Replacement Warrants, San Antonio Warrants and Replacement Options and the automatic conversion of the Replacement Subscription Receipts); and (ii) the Replacement Warrants and San Antonio Warrants;

(g)

all other consents, orders, regulations and approvals, including regulatory and judicial approvals and others, necessary or desirable for the completion of the transactions provided for in the Amalgamation Agreement and the Amalgamation will have been obtained or received from the Person or Governmental Authority having jurisdiction in the circumstances;

(h)

the Articles of Amalgamation will be filed with the Registrar in a form and substance satisfactory to San Antonio and R2;

(i)

San Antonio, as the sole shareholder of San Antonio Subco, will have approved the Amalgamation;

(j)

exemptions from the registration requirements of the U.S. Securities Act and all applicable state securities laws of the United States will be available for the issuance of all of the securities of San Antonio issued in connection with the completion of the Amalgamation; and

(k)

the Amalgamation Agreement will not have been terminated in accordance with its terms.

Conditions Precedent for the Benefit of San Antonio

The obligations of the San Antonio Parties to complete the transactions contemplated by the Amalgamation Agreement will also be subject to the satisfaction, on or before the Effective Date, of each of the following conditions precedent (each of which is for the exclusive benefit of San Antonio and may be waived by San Antonio (on behalf of itself and San Antonio Subco), and any one or more of which, if not satisfied or waived, will relieve the San Antonio Parties of any obligation under the Amalgamation Agreement):

(a)

all covenants of R2 under the Amalgamation Agreement to be performed on or before the Effective Date will have been performed by R2 in all material respects;

(b)

all representations and warranties of R2 under the Amalgamation Agreement will be true and correct as of the Effective Date as if made on and as of such date (except to the extent such representations and warranties speak as of an earlier date, in which event such representations and warranties will be true and correct as of such earlier date, or except as affected by transactions contemplated or permitted by the Amalgamation Agreement), except where the failure of such representations and warranties to be true and correct, individually or in the aggregate, would not result, or would not reasonably be expected to result, in a material adverse change in respect of R2 and would not, or would not reasonably be expected to, materially delay completion of the Amalgamation and the transactions otherwise contemplated by the Amalgamation Agreement;

(c)

since the date of the Amalgamation Agreement, there will not have occurred a material adverse change to R2;

(d)

relevant R2 Shareholders will have entered into such escrow agreements as required by the TSXV; and

(e)

San Antonio will have received from R2 on or prior to the Effective Date such customary agreements, certificates, resolutions, opinions, and other closing documents as may be required by San Antonio, acting reasonably.

- 16 -

Conditions Precedent for the Benefit of R2

The obligations of R2 to complete the transactions contemplated by the Amalgamation Agreement will also be subject to the satisfaction, on or before the Effective Date, of each of the following conditions precedent (each of which is for the exclusive benefit of R2 and may be waived by R2, and any one or more of which, if not satisfied or waived, will relieve R2 of any obligation under the Amalgamation Agreement):

(a)

all covenants of the San Antonio Parties under the Amalgamation Agreement to be performed on or before the Effective Date will have been performed by the San Antonio Parties in all material respects;

(b)

all representations and warranties of the San Antonio Parties under the Amalgamation Agreement will be true and correct as of the Effective Date as if made on and as of such date (except to the extent such representations and warranties speak as of an earlier date, in which event such representations and warranties will be true and correct as of such earlier date, or except as affected by transactions contemplated or permitted by the Amalgamation Agreement), except where the failure of such representations and warranties to be true and correct, individually or in the aggregate, would not result, or would not reasonably be expected to result, in a material adverse change in respect of the San Antonio Parties and would not, or would not reasonably be expected to, materially delay completion of the Amalgamation and the transactions otherwise contemplated by the Amalgamation Agreement;

(c)

since the date of the Amalgamation Agreement, there will not have occurred a material adverse change or a material adverse effect to the San Antonio Parties

(d)

there will not be in force or threatened any order or decree of any Governmental Entity or other Person that has the effect of ceasing or restricting trading in the San Antonio Shares;

(e)

each of Thomas Dyakowski, Kenneth C. Phillippe and Stephen P. Kenwood will have provided mutual resignations from the San Antonio Board and will have delivered mutual releases in favour of San Antonio in form and substance satisfactory to R2, acting reasonably;

(f)

immediately prior to the Effective Time, the San Antonio Board will be comprised of the following three R2 nominees: Gordon Keep, Ian Telfer and Craig Steinke and the following San Antonio nominee: Christopher I. Dyakowski;

(g)

the San Antonio Shares issuable pursuant to the Amalgamation and the Amalgamation Agreement, including, for greater certainty those issuable, in exchange for the R2 Unit Shares and those issuable upon conversion of the Replacement Subscription Receipts, will each be freely-tradable (other than as a result of any control person restrictions which may arise by virtue of the ownership thereof) under applicable Canadian law;

(h)

San Antonio, Amalco and the Subscription Receipt Agent will have executed and delivered the First Supplemental Subscription Receipt Agreement, in a form and substance satisfactory to R2;

(i)

San Antonio, Amalco and the Warrant Agent will have executed and delivered the First Supplemental Warrant Indenture, in form and substance satisfactory to R2; and

(j)

R2 will have received from San Antonio and San Antonio Subco on or prior to the Effective Date such customary agreements, certificates, resolutions, opinions and other closing documents as may be required by R2 acting reasonably.

Termination of Amalgamation Agreement

The Amalgamation Agreement may be terminated at any time prior to the filing of the Articles of Amalgamation (notwithstanding the receipt of the San Antonio Shareholder Approval or the R2 Shareholder Approval, as applicable):

(i)

by mutual written agreement of San Antonio and R2; or

- 17 -

(ii)

by either R2 or San Antonio, if:

(A)

the Effective Time will not have occurred on or before the Termination Date (as defined in the Amalgamation Agreement), except that this right to terminate the Amalgamation Agreement will not be available to any party whose failure to perform any of its covenants or agreements or whose breach of any of its representations and warranties under the Amalgamation Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur by the Termination Date;

(B)

after the date of the Amalgamation Agreement, there will be enacted or made any applicable law that makes consummation of the Amalgamation illegal or otherwise prohibits or enjoins R2, San Antonio or San Antonio Subco from consummating the transactions contemplated by the Amalgamation Agreement and such applicable law or enjoinment will have become final and non-appealable; provided, however, that the party seeking to terminate the Amalgamation Agreement will have used its commercially reasonable efforts to have such applicable law lifted or rescinded;

(C)

R2 Shareholder Approval will not have been obtained by September 30, 2014; or

(D)

the San Antonio Shareholder Approval will not have been obtained by September 30, 2014.

(iii)

by R2, if a breach of any representation or warranty or failure to perform any covenant or agreement on the part of San Antonio or San Antonio Subco set forth in the Amalgamation Agreement will have occurred that would cause certain conditions set forth in the Amalgamation Agreement not to be satisfied, and such conditions are incapable of being satisfied by the Termination Date, as reasonably determined by R2; provided, however, that R2 is not then in breach of the Amalgamation Agreement so as to cause certain conditions in the Amalgamation Agreement not to be satisfied.

(iv)

by San Antonio, if a breach of any representation or warranty or failure to perform any covenant or agreement on the part of R2 set forth in the Amalgamation Agreement will have occurred that would cause the certain conditions in the Amalgamation Agreement not to be satisfied, and such conditions are incapable of being satisfied by the Termination Date as reasonably determined by San Antonio; provided, however, that San Antonio is not then in breach of the Amalgamation Agreement so as to cause certain conditions in the Amalgamation Agreement not to be satisfied.

Neither San Antonio nor R2 may exercise any termination right, unless forthwith, and in any event prior to the Effective Time, San Antonio (or San Antonio Subco) or R2, as the case may be, has delivered a written notice to the other specifying in reasonable detail all matters which San Antonio or R2, as the case may be, are asserting as the basis for the exercise of the termination right, as the case may be.  If any such notice is delivered, provided that San Antonio, San Antonio Subco or R2, as the case may be, is proceeding diligently to cure such matter, if such matter is susceptible to being cured, the other may not terminate this Agreement as a result thereof until the expiration of a period of ten (10) calendar days from such notice.

PART II:  INFORMATION CONCERNING SAN ANTONIO VENTURES INC.

Name and Incorporation

San Antonio was incorporated under the name San Antonio Ventures Inc. pursuant to the BCBCA on June 9, 2010.  San Antonio’s head office is located at 3750 W. 49th Avenue, Vancouver, British Columbia V6N 3T8 and its registered office is located at 900 – 900 Howe Street Vancouver, BC V6Z 2M4.

- 18 -

The San Antonio Shares are listed on the TSXV under the symbol “SAN.”  San Antonio is a reporting issuer in the Provinces of British Columbia and Alberta.

Inter-Corporate Relationships

San Antonio has one wholly-owned subsidiary, San Antonio Subco, which was incorporated as 1837783 Alberta Ltd. on July 28, 2014 under the ABCA. The head and registered office of San Antonio Subco is located at Suite 3700, 400 3rd Avenue SW, Calgary, Alberta T2P 4H2.

The authorized share capital of San Antonio Subco consists of an unlimited number of common shares. As of the date hereof, one common share of San Antonio Subco is issued and outstanding.

History

Prior to San Antonio’s initial public offering, San Antonio issued and sold 1,975,000 San Antonio Shares for cash proceeds of $177,500 and 3,350,000 flow-through San Antonio Shares for proceeds of $154,750.

San Antonio completed its initial public offering in November, 2011. A total of 3,957,500 San Antonio Shares were issued at an offering price of $0.20 per share. Cash proceeds, net of the share issuance costs, from the initial public offering was $591,318. San Antonio’s Shares began trading on the TSXV under the symbol “SAN” on November 3, 2011. On July 7, 2014, trading in the San Antonio Shares on the Exchange was halted as a result of San Antonio and R2 entering into a non-binding letter of intent dated July 4, 2014 in respect of the Proposed Transaction.

Under an option agreement dated September 27, 2010 between San Antonio, Richard Billingsley and Dwayne Kress, San Antonio agreed to acquire an undivided interest in 11 mineral claims from Messrs. Billingsley and Kress, collectively, known as the “Fame Property.” Consideration for the claims was $40,000 cash and the issuance of 100,000 San Antonio Shares. During the fiscal year ended March 31, 2012, San Antonio fulfilled the terms of the option agreement and received 100% interest in the property.

To date, San Antonio has not generated any revenue.

The principal business of San Antonio is the exploration for gold on the Fame Property. To March 31, 2014, San Antonio has spent $363,564 on the exploration of the Fame Property and $40,000 in acquisition costs. See “Mineral Property” below for a full description of the Fame Property and details of exploration.

Mineral Property

The following is a summary of the Fame Technical Report.  The Fame Technical Report is available in its entirety on SEDAR at www.sedar.com and readers should review it in its entirety for a full description of the Fame Property.

Property Description and Location

The Fame Property is located in the Chilcotin region of southwest British Columbia and consists of 11 contiguous mineral tenures totalling 3200 hectares.

Mr. Christopher Dyakowski is the registered owner of the claims, and is holding them in trust on behalf of San Antonio.  The tenures are for mineral rights only and do not include surface rights.  All claims are in good standing until June 26, 2021.  Annual exploration expenditures required to maintain a mineral tenure (claim) is on a two year escalating schedule.  Annual costs to maintain the property in its current extent beyond 2021 will escalate from $16,000 to over $64,000 by 2027.

The property is 100% controlled by San Antonio and is not subject to any royalties, back-in rights, payments or other agreements or encumbrances.  There is no apparent environmental liability from previous mineral exploration activities.

To conduct any sort of physical exploration program on the property would require a “Mineral and Coal Exploration Activities and Reclamation Permit” from the BC Ministry of Energy and Mines.  At this time San Antonio does not have such a permit, but it could be acquired by submitting a Notice of Work and posting an appropriate bond.  Time required to obtain a permit is typically in the order of 3 months.

- 19 -

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Fame Property is located in the southern Chilcotin plateau of south-central British Columbia, approximately 80km southwest of Williams Lake, 90 km west-northwest of Clinton, and 30km west of the Gang Ranch.  Access to the property is via either Williams Lake or Clinton using a combination of paved and well maintained gravel roads.  Both Clinton and Williams Lake are on the BC Railway, and Williams Lake has a scheduled air service to Vancouver.  Communities that could provide personnel for any significant project include Clinton (population 600), Williams Lake (population 12,000) or Prince George (population 90,000).

Average daily temperatures in this area range from -12°C to just above freezing in the winter, and from 10 to 26°C in the summer.  It is semi arid with an average annual precipitation of 426mm, the majority of which falls in the summer.  Snowfall typically occurs between November and March, with an average total accumulation of approximately 90cm.

Property terrain is gentle, consisting predominantly of low rolling hills.  Total property relief is about 300 meters, ranging from approximately1,400 meters along the southwest claim boundary, to over 1,700 meters in the northwest and east parts.  Gaspard Lake, located on the south claim boundary, is the only body of water on the property.  Vegetation on the property is most typically lodgepole pine and spruce, with groves of aspen and willow in the wetter areas.  Much of the property has been clear-cut logged.

History

In 1979 two (presumably vertical) percussion holes were drilled just southwest of the current Fame Property by Long Lac Mineral Exploration Limited.  The exploration target was uranium in the basal Miocene sediments.  No anomalous radiation levels were reported, but neither hole reached their target depths.

Bowen and Gordon discovered gold-bearing vuggy quartz vein float on the current Fame Property in 1987.  A total of 34 select grab rock samples were collected: 25 samples from outcrop and sub-outcrop, 8 of which contained greater than 100ppb gold (ranging from 101 to 5530 ppb); and 9 float samples of sporadically gossanous vuggy quartz vein breccia with gold values ranging from 590ppb to 38200ppb.  They staked claims and optioned them to Canamax Resources Inc. in February of 1988.

In 1988 Canamax Resources Inc. conducted a relatively intense exploration program on the Fame Property.  A total of 2,873 soil samples were collected on 3 grids, 15 backhoe trenches excavated, 1:20,000 and 1:5000 geological mapping conducted, and 702m of diamond drilling completed in 9 holes. Following this exploration program, Canamax Resources Inc. terminated the option agreement.

A program of continued prospecting by Bowen and Gordon in 1989 expanded areas of known mineralization.  A total of 30 km2 was prospected, 128 rock chip and 127 soil samples collected, and an air photo lineament study completed.

The property was subsequently optioned to Goldsmith Minerals Ltd. in 1990.  During 1990 and 1991 Goldsmith Minerals Ltd. conducted 21.8 km of magnetic and VLF resistivity surveys on five grids (only one of which is on the current Fame Property), diamond drilling (5 core holes totalling 664.8m), a reconnaissance VLF resistivity survey and reverse circulation drilling (2 holes totalling 175.3 metres) .  No significant drill intersections were obtained and the Fame Property was allowed to lapse.

In 1998 and 1999 the property was evaluated by Giles Peatfield on behalf of Linda Caron.  Peatfield concluded that the property was under explored and had potential for additional discoveries. Richard Billingsley staked the current Fame Property in June of 2010 and subsequently optioned it to San Antonio.  In June 2012, title to all claims was transferred to Mr. Christopher Dyakowski.

- 20 -

Geological Setting

The Fame Property is located in the southern part of Stikinia terrane within the Intermontane super terrane.  Lithology underlying the property consists predominantly of the Mid Cretaceous Spences Bridge volcanic sequence, and possibly genetically related intrusions of the Cretaceous Mount Alex plutonic complex.

Several Early Tertiary (pre and possibly syn Fraser River fault movement) volcanic sequences overly the Spences Bridge group.  One un-named volcanic event was coincident with the age of both the Fraser River fault movement as well as the Blackdome epithermal gold deposit.  This volcanism may have been the heat engine responsible for the formation of gold deposits in the region.  Post Fraser River fault movement calc-alkaline volcanic and clastic sedimentary rocks of the Miocene to Pleistocene Chilcotin Group overlie all older stratigraphy on both sides of the fault.  Pleistocene to Holocene glacial till and alluvium blanket the entire region.

Geological mapping on the Fame Property has been hampered by thick glacial cover.  According to the composite geological map produced by the B.C. Geological Survey, the north and east parts of the property are underlain by andesite of the Mid Cretaceous Spences Bridge group.  A small part of the southeast corner of the property is underlain by tonalite of the Early Cretaceous Mount Alex plutonic complex.  The relationship between this tonalite and the Spences Bridge group volcanic rocks is unclear.  The various exploration programs conducted on the property over the past few decades suggest that the area southwest of the Discovery zone is underlain by felsic volcanic rocks possibly of Eocene age.  A northeast trending fault is mapped along Gaspard Creek which appears to have had significant offset.  It is parallel to a lineament defined in historic programs spatially related to the Kelsch and Double Diamond gold showings.  The west part of the property is covered with Pleistocene to Holocene glacial till and alluvium.  A small window through this young cover has exposed volcanic flows of the Miocene to Pleistocene Chilcotin Group.  It is uncertain if the stratigraphy underlying these Miocene volcanic rocks is of Eocene or Cretaceous age.

Exploration

San Antonio commissioned Aeroquest Airborne to conduct an airborne magnetic and TEM survey on the property in 2010.  Between November 11th and 14th of 2010, 405km of lines were flown, covering an area of 3170 hectares.  Airborne magnetic data delineated parallel and intersecting sets of northwest and northeast-trending structures, both of which have associated epithermal gold mineralization.

In 2011 San Antonio conducted an extensive soil geochemical survey.  A total of 4417‘B’ horizon soil samples were collected, generally from the red-brown “B” horizon at a depth of 15-30cm below surface.  Samples were subsequently sent to Acme Labs of Vancouver, British Columbia.  Soil samples were dried at 60°C and 100g of -80 mesh material sieved out.  Fifteen gram cuts of the -80 mesh fraction were analysed for 36 elements using an aqua regia digestion and an ICP-MS (mass spectroscopy) technique. The 2011 soil geochemistry survey delineated north-northwest and north-northeast striking sets of linear gold-in-soil anomalies. They are not oriented parallel to postulated glacial ice movement in the region, and are potentially correlative to mineralized structures in bedrock.   D. Javorsky also conducted a program of prospecting, rock sampling and “Beep Mat” survey in the Discovery Zone area.  A total of 26 rock samples and 12 soil samples were collected and sent to Acme Labs for analysis. This prospecting survey did not expand on limits of known mineralization.

In February of 2012, SJ Geophysics Ltd. was contracted by San Antonio to conduct a 3D induced polarization survey along 15km of line, covering 146 hectares in the Discovery, Double Diamond and Kelsch showings area.  Several resistive and chargeable features were identified.

Mineralization

Mineralization on the Fame Property has been documented in float and in outcrop in a relatively small area of roughly 50 hectares peripheral to the Discovery zone and on the north margin of the northeast trending “Kelsch” lineament.  In all cases observed mineralization consists of white to limonite stained, massive to cockscomb-textured drusy quartz stockwork and open space filling in an argillic altered brecciated volcanic rock host.  At the Discovery, Double Diamond and Kelsch showings the host rocks are thought to be andesite of the Spences Bridge group.  At the Twilight zone host rocks appear to be more felsic.  These may be of Eocene age. The hydrothermal quartz generally appears to be barren, but is less commonly sporadically stained with limonite and contains traces of fine-grained disseminated and clotty pyrite.

- 21 -

Trenching in the Discovery area in 1988 partially exposed a roughly 30m wide zone with sporadic limonite stained quartz stockwork zones up to 1m wide with an average attitude of 160/55SW.  Quartz vein widths within these zones range from a few millimetres to over 20cm.  Trenching was not successful in defining a discrete zone of mineralization and limits were not determined.  A total of 30 rock chip samples across structures and alteration zones in this area returned gold values up to 14.8 g/T Au, but the overall average grade was 1.584 g/T Au and 216ppm As across an average width of 89cm.  Hole GAS88-1 was drilled to test this zone.  It intersected a 16m zone of sporadic kaolin altered andesite cut by millimetre to centimetre scale drusy quartz veins.  Gold values up to 590 ppb were obtained but the overall grade appears to be in the 100 – 200ppb range, well below grades on surface.

Drilling

No drilling has been conducted by San Antonio on the Fame Property.

Sampling and Analysis and Security of Samples

Sampling by San Antonio consisted of 4,429 soil samples and 26 rock chip samples collected in 2011.  Samples were stored in a secure area at the Big Creek Lodge (crew accommodation site) and then delivered to Acme Labs in Vancouver by San Antonio affiliated personnel.  Acme is ISO 9001:2008 certified.  Samples were processed using industry standard techniques.  Acme Labs is independent of both San Antonio and R2. Gordon J. Allen had no concerns regarding sample security, preparation or analytical procedures.

Gordon J. Allen was involved in plotting the soil geochemistry data from samples collected by San Antonio in 2011.  All samples were given unique ID numbers which were included in both the coordinates table and on the assay certificates.  Coordinates were entered into an Access database and merged with analytical data using the sample ID as a key field for a query, thus ensuring that results were plotted at the correct locations.  Many of the soil sample sites from the 2011 San Antonio program are still marked in the field with flagging labelled with a sample number and UTM coordinates.  Where located during the property visit, their coordinates were confirmed by Gordon J. Allen with a GPS.

Although no verification of anomalous gold values from historic rock sampling or drilling programs was possible, the presence of epithermal-type quartz veining was noted by Gordon J. Allen during the property examination.  The Fame Technical Report was meant to demonstrate the potential of the property to host an economic epithermal gold deposit and to justify continued exploration.  It was the opinion of the Gordon J. Allen that the data was adequate for those purposes.

Mineral Resources

No mineral resource estimates have been done.

Exploration and Development

The 3D induced polarization survey conducted in the Discovery zone area has identified numerous targets that warrant drill testing.  This initial survey did not cover all known showings and an expanded coverage is recommended.  A continuing induced polarization survey is proposed with roughly 50km of 100m spaced lines to cover an area of 468 hectares.  Cost of this proposed induced polarization survey is estimated at $200,000.

Selected Financial Information

The following table sets forth certain selected financial statements of San Antonio for the year ended March 31, 2014.  This information should be read in conjunction with San Antonio’s financial statements attached hereto as . The financial results are not necessarily indicative of the results that may be expected for any other interim period or full year. These financial statements are presented in Canadian dollars and are prepared in accordance with IFRS:

- 22 -

As at March 31, 2014 (audited)
Balance Sheet Data
Cash & Cash Equivalents	123,744
Total Assets	552,996
Total Liabilities	5,207
Shareholders’ Equity	547,789
Income Statement Data
Total Revenue	Nil
Total Expenses	148,679
Net Loss	148,679
Amounts deferred in connection with the Proposed Transaction	Nil

Management’s Discussion and Analysis

San Antonio’s management’s discussion and analysis for the year ended March 31, 2014 is attached as Appendix “A” hereto.

Description of Securities

San Antonio is authorized to issue 100,000,000 San Antonio Shares.  As at the date of this Filing Statement, there are 9,482,500 San Antonio Shares issued and outstanding.

The San Antonio Shares rank equally as to dividends, voting power and participation in assets and in all other respects, on liquidation, dissolution or winding-up of San Antonio, whether voluntary or involuntary, or any other distribution of the assets of San Antonio among its shareholders for the purpose of winding up its affairs after San Antonio has paid out its liabilities. The holders of the San Antonio Shares are entitled to one vote for each share on all matters to be voted on at any meeting of the shareholders of San Antonio.

San Antonio Stock Option Plan

Effective January 12, 2012, San Antonio adopted the 2012 Stock Option Incentive Plan (the “Option Plan”). The objective of the Option Plan is to provide directors, officers, employees and consultants of San Antonio (collectively, “Eligible Persons”) an incentive to continue with and increase their efforts in San Antonio.

The aggregate number of San Antonio Shares that may be reserved for issuance at any time under the Option Plan may not exceed that number of San Antonio Shares that is equal to 10% of the number of the San Antonio Shares then outstanding.

The exercise price of all options granted under the Option Plan will be determined by the San Antonio Board but will not be less than the closing price of the San Antonio Shares on the last trading day immediately preceding the date of grant.

Options granted under the Option Plan will have a term of not more than 10 years, as determined by the San Antonio Board.

Options granted under the Option Plan will also expire on (i) the 30th day after on the holder thereof, if engaged in investor relation activities for San Antonio, ceases to be so engaged; (ii) on the date the holder ceases to be an Eligible Person by reason of termination of the holder as an employee or consultant for cause; (iii) the first anniversary of the date the holder ceases to be an Eligible Person by reason of disability or death and (iv) such date as the San Antonio Board determines (up to a maximum of six months) upon the holder ceasing to be an Eligible Person for any reason other than death, disability or termination for cause.

Options to acquire more than 2% of the issued and outstanding San Antonio Shares may not be granted to any one consultant or person engaged in investor relations activities in any 12 month period.

- 23 -

There are currently no options outstanding under the Option Plan and it is the intent of the Resulting Issuer to terminate the Option Plan upon approval of the New Share Option Plan.

Executive Compensation

Compensation Discussion and Analysis

The purpose of this compensation discussion and analysis is to provide information about San Antonio’s executive compensation objectives and processes and to discuss compensation decisions relating to its named executive officers (the “San Antonio NEOs”) listed in the summary compensation table below.  During its fiscal year ended March 31, 2014, San Antonio had two NEOs (as determined by applicable securities legislation): Christopher I. Dyakowski – Chief Executive Officer and Kenneth C. Phillippe – Chief Financial Officer

Notwithstanding the foregoing, given that San Antonio has not, as of yet, generated any significant income or cash flows from operations and operates with limited financial resources to ensure that funds are available to complete scheduled programs, the San Antonio Board has to consider not only the financial situation of San Antonio at the time of the determination of executive compensation but also the estimated financial situation of San Antonio in the mid and long-term.  An important element of executive compensation is the grant of incentive stock options by San Antonio to its employees, directors and officers which do not require cash disbursement by San Antonio.  Additional information about San Antonio and its operations is available in its audited financial statements and management’s discussion and analysis for the year ended March 31, 2014 which have been attached hereto as Appendix “A”.

The San Antonio Board has not specifically considered the risks associated with San Antonio’s compensation policies and practices relating to the compensation arrangements currently in place with San Antonio’s senior officers, but these arrangements are relatively simple in structure and do not include any compensation or incentive awards tied to performance goals or short-term incentives.

San Antonio does not have a policy that would prohibit a San Antonio NEO or director from purchasing financial instruments, including prepaid variable forward contracts, equity swaps, collars or units of exchange funds, that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the San Antonio NEO or director.  However, management is not aware of any San Antonio NEO or director purchasing such an instrument.

Compensation Objectives and Principles

The primary goal of San Antonio’s executive compensation process is to attract and retain the key executives necessary for San Antonio’s long term success, to encourage executives to further the development of San Antonio and its operations and to motivate qualified and experienced executives.  The key elements of executive compensation awarded by San Antonio are: (i) base salary; (ii) potential annual incentive award; and (iii) incentive stock options.  The directors of San Antonio are of the view that all elements should be considered, rather than any single element.

Share-Based and Option-Based Awards

Options to purchase San Antonio Shares are intended to align the interests of San Antonio’s directors and executive officers with those of its shareholders, to provide a long term incentive that rewards these individuals for their contribution to the creation of shareholder value and to reduce the cash compensation San Antonio would otherwise have to pay.  The Option Plan is administered by the San Antonio Board on recommendations received from time to time from its Nominating & Corporate Governance Committee (the “San Antonio Corporate Governance Committee”).  In establishing the number of the incentive stock options to be granted to the San Antonio NEOs, reference is made to the number of stock options granted to officers of other publicly traded companies that, similar to San Antonio, are involved in the mining industry, as well as those of other publicly traded Canadian companies on a comparable size to that of San Antonio in respect of assets.  The San Antonio Board also considers previous grants of options and the overall number of options that are outstanding relative to the number of outstanding San Antonio Shares in determining whether to make any new grants of options and the size and terms of any such grants, as well as the level of effort, time, responsibility, ability, experience and level of commitment of the executive officer in determining the level of incentive stock option compensation.  See “Incentive Plan Awards – Outstanding  Option-Based Awards” below.

- 24 -

Compensation Governance

The San Antonio Corporate Governance Committee through discussions without any formal objectives, criteria or analysis, is responsible for determining all forms of compensation to be granted to the Chief Executive Officer of San Antonio, as well as to its directors, and for reviewing the Chief Executive Officer’s recommendations regarding compensation of the other senior executives of San Antonio, to ensure such arrangements reflect the responsibilities and risks associated with each position.  When determining the compensation of San Antonio’s executive officers, the San Antonio Corporate Governance Committee considers: (i) recruiting and retaining executives critical to the success of San Antonio and the enhancement of shareholder value; (ii) providing fair and competitive compensation; (iii) balancing the interests of management and San Antonio Shareholders; and (iv) rewarding performance, both on an individual basis and with respect to operations in general.  In order to achieve these objectives, the compensation paid to San Antonio’s executive officers consists of base salary and/or long-term incentive in the form of stock options.

Summary Compensation Table

The following table sets forth details of all compensation paid in respect of the individuals who were, at March 31, 2014, the San Antonio NEOs.  There were no other executive officers of San Antonio that received compensation during the financial year ended March 31, 2014.

Name and Principal Position	Year	Salary ($)	Share-Based Awards ($)	Option-Based Awards(1) ($)	Non-Equity Incentive Plan Compensation ($)		Pension Value ($)	All Other Compen-sation ($)	Total Compen-sation ($)
					Annual Incentive Plans	Long-Term Incentive Plans
Christopher I. Dyakowski President & Chief Executive Officer	2014 2013 2012	Nil Nil Nil	Nil Nil Nil	Nil Nil $10,355(2)	Nil Nil Nil	Nil Nil Nil	N/A N/A N/A	$54,000(3) $60,000(3) $37,500(3)	$54,000 $60,000 $47,855
Kenneth C. Phillippe(4) Chief Financial Officer	2014 2013 2012	Nil Nil Nil	Nil Nil Nil	Nil Nil $10,727	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	$18,000(5) $18,000(5) $4,000(5)	$18,000 $18,000 $14,727

(1)

The Option Plan allows directors, officers and consultants to acquire San Antonio Shares in exchange for options.  The fair value of options granted to employees is recognized as an expense over the vesting period using the graded vesting method with a corresponding increase in equity.  An individual is classified as an employee when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee, including directors of San Antonio. The fair value of option-based awards granted during the financial year ended March 31, 2012 was determined using the Black-Scholes option pricing model, and the following weighted average assumptions:

Risk-free interest rate	1.01 – 1.02%
Expected life of options (years)	1.17 – 2 years
Annualized volatility	100.53 – 107.16%
Dividends	0.00%
Expected annual forfeitures	0.00%
Fair value of stock	$0.088 - $0.107

(2)

These option-based awards were granted to Mr. Dyakowski during the financial year ended March 31, 2011; however, the option-based awards did not vest until November 3, 2011 (being the date of listing of San Antonio’s Shares on the TSXV).  Accordingly, option-based compensation was reflected in the audited financial statements for the financial year ended March 31, 2012 rather than for the financial year ended March 31, 2011.

(3)

Fees paid to Max Investments Inc., a company controlled by Mr. Dyakowski, for administrative services provided to San Antonio.

(4)

Mr. Phillippe was appointed Chief Financial Officer of San Antonio on January 10, 2012.

- 25 -

(5)

Fee paid to Mr. Phillippe for professional accounting services provided to San Antonio.

Outstanding Option-Based Awards

No option-based awards were outstanding for the San Antonio NEOs at the end of the most recently completed financial year.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth details of the value vested or earned by the San Antonio NEOs for option-based awards for the most recently completed financial year.

Name	Option-Based Awards – Value Vested During the Year ($)	Non-Equity Incentive Plan Compensation – Value Earned During the Year ($)
Christopher I. Dyakowski	Nil	N/A
Kenneth C. Phillippe	Nil	N/A

For a summary of the terms of the incentive stock option plan of San Antonio see “San Antonio Stock Option Plan” above.

Termination and Change of Control Benefits

There are no contracts, agreements, plans or arrangements that provide for payments to a San Antonio NEO at, following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, a change in control of San Antonio or a change in a San Antonio NEO’s responsibilities.

Director Compensation Table

The following table sets forth details of all amounts of compensation provided to the current directors and a former director other than the San Antonio NEOs (the “Other Directors”) for San Antonio’s most recently completed financial year.

- 26 -

Name	Fees Earned ($)	Share-Based Awards ($)	Option-Based Awards ($)	Non-Equity Incentive Plan Compensation ($)	Pension Value ($)	All Other Compensation ($)	Total Compensation ($)
Stephen P. Kenwood	Nil	N/A	Nil	N/A	N/A	Nil	Nil
Thomas Dyakowski(1)	Nil	N/A	Nil	N/A	N/A	Nil	Nil
William Schmidt(2)	Nil	N/A	Nil	N/A	N/A	Nil	Nil

(1)

Mr. Dyakowski was appointed to the San Antonio Board on November 6, 2013.

(2)

Mr. Schmidt passed away on August 14, 2013.

Option-Based Awards and Non-Equity Incentive Plan Compensation

No awards were outstanding for the Other Directors at the end of the most recently completed financial year of San Antonio.

The following table sets forth details of the value vested or earned by the Other Directors for option-based awards for the most recently completed financial year.

Name	Option-Based Awards – Value Vested During the Year ($)	Non-Equity Incentive Plan Compensation – Value Earned During the Year ($)
Stephen P. Kenwood	Nil	N/A
Thomas Dyakowski	Nil	N/A
William Schmidt	Nil	N/A

Report on Corporate Governance

San Antonio Board of Directors

The San Antonio Board facilitates its exercise of independent supervision over management by ensuring sufficient representation by directors independent of management. The San Antonio Board, at present, is composed of four directors, one of whom, Stephen P. Kenwood, is considered to be independent.  In determining whether a director is independent, the San Antonio Board considers, for example, whether the director has a relationship which could, or could be perceived to, interfere with the director’s ability to objectively assess the performance of management.  On this basis, Christopher I. Dyakowski, by reason of his office as President and Chief Executive Officer of San Antonio, and Kenneth C. Phillippe, by reason of his office as Chief Financial Officer of San Antonio and Thomas S. Dyakowski, by reason of his being an immediate family member of the President and Chief Executive Officer of San Antonio, are not considered to be independent directors.

The San Antonio Board is not satisfied as to the extent of independence of its members.  William E. Schmidt, a director of San Antonio since its incorporation, passed away on August 14, 2013 and Mr. Phillippe, the Chief Financial Officer of San Antonio, was appointed as a director in his place on August 15, 2013.  The San Antonio Board is aware that, as currently constituted, its Board does not meet independence requirements.  Up until the announcement of the Proposed Transaction, the San Antonio Board was actively seeking a suitable candidate to join the San Antonio Board as an independent director.

The San Antonio Board is satisfied that it is not constrained in its access to information, in its deliberations, or in its ability to satisfy the mandate established by law to supervise the business and affairs of San Antonio and that there are sufficient systems and procedures in place to allow the San Antonio Board to have a reasonable degree of independence from day-to-day management.

Directorships

San Antonio’s current directors are also directors of other reporting issuers (or equivalent) in a jurisdiction or a foreign jurisdiction as follows:

Name of Director	Name of Reporting Issuer
Christopher I. Dyakowski	Noram Ventures Inc.
Kenneth C. Phillippe	Discovery Ventures Inc. Noram Ventures Inc. Whitewater Capital Corp.
Stephen P. Kenwood	Central Resources Corp. Dakar Resource Corp. Ely Gold & Minerals Inc. Remo Resources Inc. Sonoro Metals Corp. Supreme Resources Ltd. Volcanic Metals Corp.

- 27 -

Orientation and Continuing Education

San Antonio has not yet developed an official orientation or training program for new directors.  Notwithstanding the foregoing, all of San Antonio’s directors are familiar with mineral exploration and, as such, orientation has not, to date, been required.  Nevertheless, new directors are provided, through discussions and meetings with other directors, officers, and employees, with a thorough description of San Antonio’s business, properties, assets, operations and strategic plans and objectives.  Orientation activities will be tailored to the particular needs and experience of each director and the overall needs of the San Antonio Board.

Ethical Business Conduct

The San Antonio Board conducts itself with high business and moral standards and follows all applicable legal and financial requirements.  In that regard, the San Antonio Board has adopted a written Code of Ethics (the “Code”) for its directors, officers, employees and consultants.  The Code adopted by the San Antonio Board has been filed with regulators, in accordance with applicable legislation, and is available under San Antonio’s profile at SEDAR at www.sedar.com.  The Code establishes practices regarding compliance with the law and internal policies and guidelines, a Whistleblower Policy which details complaint procedures for financial concerns, disclosure obligations, and internal financial control.  Each employee, officer, director, and material consultant is provided with a copy of the Code and certifies, among others, that he or she has understood the Code and that he or she will continue to comply with the terms of the Code.

Further, the San Antonio Board has found that the fiduciary duties placed on individual directors by San Antonio’s governing corporate legislation and the common law, as well as the restrictions placed by applicable corporate legislation on the individual director’s participation in decisions of the San Antonio Board in which the director has an interest, are sufficient to ensure that the San Antonio Board operates independently of management and in the best interests of San Antonio and its shareholders.

Nomination of Directors

The San Antonio Corporate Governance Committee consists of Christopher I. Dyakowski and Kenneth C. Phillippe.

The San Antonio Corporate Governance Committee will consider the size of the San Antonio Board each year when it considers the number of directors to recommend to the San Antonio Board for election to the San Antonio Board.  The criteria for selecting new directors will reflect the requirements of the listing standards of the TSXV (or such other exchange or self-regulatory organization on which the San Antonio Shares are listed for trading) with respect to independence and the following factors:

(a)

the appropriate size of the San Antonio Board;

(b)

the needs of San Antonio with respect to the particular talents and experience of its directors;

(c)

the personal and professional integrity of the candidate;

(d)

the level of education and/or business experience of the candidate;

(e)

the broad-based business acumen of the candidate;

(f)

the level of the candidate’s understanding of San Antonio’s business and the industry in which it operates and other industries relevant to San Antonio’s business;

(g)

the ability and willingness of the candidate to commit adequate time to San Antonio Board and committee matters;

(h)

the fit of the individual’s skills and personality with those of other directors and potential directors so that the San Antonio Board is effective, collegial and responsive to the needs of San Antonio;

- 28 -

(i)

the candidate’s ability to think strategically and a willingness to share ideas; and

(j)

diversity of experiences, expertise and background of the San Antonio Board as a whole.

Compensation

The San Antonio Board is responsible for determining all forms of compensation to be granted to the Chief Executive Officer of San Antonio in accordance with the terms of the contract for services agreement between San Antonio and Max Investments Inc., a company controlled by Christopher I. Dyakowski.

Other San Antonio Board Committees

The San Antonio Board has only two committees: the Audit and Finance Committee (the “Audit Committee”) and the San Antonio Corporate Governance Committee.

Assessments

The San Antonio Board does not formally review the contributions of individual directors; however, it believes that its current size facilitates informal discussion and evaluation of members’ contributions within that framework.

Audit  Committee

The text of the Audit Committee Charter is attached as Appendix “D” to this Filing Statement.

Composition of the Audit Committee

The Audit Committee presently consists of Christopher I. Dyakowski, Stephen P. Kenwood and Thomas S. Dyakowski. In accordance with National Instrument 52-110 – Audit Committees (“NI 52-110”), Stephen P. Kenwood is independent within the meaning of NI 52-110, Christopher I. Dyakowski is not independent within the meaning of NI 52-110 by virtue of his being the President and Chief Executive Officer of San Antonio and Thomas Dyakowski is not considered independent within the meaning of NI 52-110 as he is an immediate family member of an executive officer of San Antonio. Each of the members of the Audit Committee is financially literate within the meaning of Section 1.5 of NI 52-110 in that he has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by San Antonio’s financial statements.

Relevant Education and Experience

The education and experience of each member of the Audit Committee that is relevant to the performance of his responsibilities as an Audit Committee member and, in particular, any education or experience that would provide the member with:

(a)

an understanding of the accounting principles used by San Antonio to prepare its financial statements;

(b)

the ability to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and reserves;

(c)

experience preparing, auditing, analysing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by San Antonio’s financial statements, or experience actively supervising one or more individuals engaged in such activities; and

(d)

an understanding of internal controls and procedures for financial reporting are as follows:

- 29 -

Name of Member	Education	Experience
Christopher I. Dyakowski	BSc (Geo)	32 years’ experience as director and/or officer
Stephen P. Kenwood	BSc (Geo)	16 years’ experience as director and/or officer
Thomas S. Dyakowski	BSc (Geo)	9 months’ experience as director

Audit Committee Oversight

At no time since the commencement of San Antonio’s most recently completed financial year did the San Antonio Board decline to adopt a recommendation of the Audit Committee to nominate or compensate an external auditor.

Reliance on Certain Exemptions

At no time since the commencement of San Antonio’s most recently completed financial year has San Antonio relied on: (i) the exemption in section 2.4 (De Minimis Non-audit Services), or (ii) an exemption from NI 52-110, in whole or in part, granted under Part 8 (Exemptions).

Pre-Approval Policies and Procedures

As at the date of this Filing Statement, the Audit Committee has not adopted any specific policies or procedures for the engagement of non-audit services.

External Auditor Service Fees

The following table sets out, by category, the fees billed by MNP LLP, San Antonio’s auditors, for the years ended March 31, 2014 and March 31, 2013:

	Year ended March 31, 2014	Year ended March 31, 2013
Audit fees	$12,240	$13,770
Audit-related fees(1)	$Nil	$Nil
Tax fees	$Nil	$Nil
All other fees	$Nil	$Nil
Total	$12,240	$13,770

Exemption for Venture Issuers

As a venture issuer, San Antonio is exempt from the provisions of NI 52-110 that would otherwise require its Audit Committee to be constituted in accordance with Part 3 of NI 52-110, and San Antonio to provide comprehensive disclosure about the members of its Audit Committee.

Prior Sales

Within the 12 months before the date of this Filing Statement no San Antonio Shares have been issued.

Trading History

The following table sets forth the monthly high and low closing prices and the volume of the trading of the San Antonio Shares: (i) on a monthly basis for each month of the current quarter and the preceding quarter; and (ii) on a quarterly basis for the most recent seven quarterly periods completed prior to the end of San Antonio’s most recently completed fiscal year.

- 30 -

Period	High ($)	Low ($)	Volume
July 2014	0.13	0.13	0
June 2014	0.13	0.10	141,100
May 2014	0.13	0.10	96,100
April 2014	0.145	0.115	36,930
Quarter ended March 31, 2014	0.17	0.10	111,018
Quarter ended December 31, 2013	0.20	0.06	34,761
Quarter ended September 30, 2013	0.20	0.125	95-732
Quarter ended June 30, 2013	0.25	0.11	148,190
Quarter ended March 31, 2013	0.30	0.11	107,450
Quarter ended December 31, 2012	0.445	0.10	531,418
Quarter ended September 30, 2012	0.16	0.10	43,200

Notes:

(1)

The San Antonio Shares were halted from trading on July 7, 2014 pending the announcement of the Proposed Transaction.

Arm’s Length Transactions

The Proposed Transaction is arm’s length within the meaning of the policies of the Exchange.

Legal Proceedings

Management knows of no legal proceedings material to San Antonio to which San Antonio is a party or of which any of its property is the subject matter whether contemplated or actual.

Auditor, Transfer Agent and Registrar

The auditor of San Antonio is MNP LLP, Chartered Accountants, at Suite 100 – 1055 Dunsmuir Street, P.O. Box 49148, Vancouver, British Columbia, V7X 1J1.  MNP LLP was first appointed auditors of San Antonio on January 11, 2012.

Computershare Investor Services Inc., at its office in Vancouver, British Columbia, is the transfer agent and registrar for the San Antonio Shares.

Material Contracts

San Antonio has not entered into any material contracts other than contracts entered into in the ordinary course of business, except the following:

(i)

San Antonio entered into a contract for services agreement (the “Services Agreement”) dated January 1, 2012 with Max Investments Inc., a company controlled by Christopher I. Dyakowski pursuant to which San Antonio paid management fees of $5,000 per month. The Services Agreement was renewed on January 1, 2014 for a term of two years with management fees of $3,000 per month.

(ii)

The Amalgamation Agreement.  See “Part I:  Proposed Transaction – The Amalgamation Agreement.”

Copies of these material contracts will be available for inspection (without charge) at the registered office of San Antonio located at Suite 900 - 900 Howe Street, Vancouver, British Columbia, V6Z 2M4 during ordinary business hours until the Closing Date and for a period of 30 days thereafter.

- 31 -

PART III:  INFORMATION CONCERNING R2 ENERGY LTD.

Name and Incorporation

R2 was incorporated under the laws of the Province of Alberta on October 20, 2011 as “Realm II Resources Ltd.” and changed its name to “R2 Energy Ltd.” on November 21, 2011.   The registered office and head office of R2 is located at Suite 3700 – 400 3rd Ave. SW, Calgary Alberta, T2P 4H2.

As of the date of this Filing Statement, 23,245,553 R2 Shares are issued and outstanding.  R2 is a private company.

R2 does not have a subsidiary, however, R2 owns a 40% interest in Montero Energy Corporation S.L. (“Montero”) a company incorporated under the laws of Spain.  The shares of Montero held by R2 represent 40% of the issued and outstanding ordinary shares of Montero.  The balance of the shares of Montero are held by Grupo SAMCA.

History

Since inception, R2 has conducted various in depth technical evaluations on unconventional natural gas prospects in various parts of the world. This early work positions R2 with a breadth of knowledge and a data base of high potential shale prospects favourable for exploration and development.

More specifically, R2 has acquired an extensive proprietary data base, covering all Spanish sedimentary basins. The data base led to R2 making application for eight exploration permits covering a total of approximately 1.3 million acres. Each permit carries a six year term. R2 succeeded on all eight permit applications and is now awaiting final awards in order to commence full scale operations.

On April 4, 2014, pursuant to a framework agreement between * and * (the “Framework Agreement”), R2 partnered with Grupo SAMCA (“SAMCA”), a diverse industrial corporation with operations in energy, mining, industrial minerals, agriculture, environmental and various other business lines in Spain. SAMCA subscribed for shares representing 60% of the shares of R2’s Spanish subsidiary, Montero, for US $1.5 million.  As a result, R2 now holds 40% of outstanding shares of Montero.  Montero will hold the eight exploration permits referred to above.

Many of SAMCA’s industrial operations are strategic to R2’s permit areas. Within and proximal to the permit areas, SAMCA provides a substantial amount of employment and has strong relationships with many levels of government and community members.

R2 has raised approximately $3,733,180 by way of equity since its inception, excluding the funds raised in the R2 Concurrent Placement.

Description of Business

The principal business activity of R2 is the acquisition and exploration of oil and gas properties. R2 is focused on identifying properties in jurisdictions with previously overlooked and underdeveloped oil and gas industries, such as Mexico and Spain.

Currently, R2 has eight shale exploration permits pending award in Spain covering an aggregate of 1.3 million acres.  Spain has recently liberalized its hydrocarbon extraction regime to allow fracking.  Complementing its Spanish assets, R2 intends to capitalize on recent political developments in Mexico which are expected to end PEMEX’s current monopoly on oil and gas exploration in that country.

- 32 -

Oil and Gas Properties – Spain

The following description of R2’s oil and gas exploration properties is based on information extracted from the R2 Technical Report.  All figures referred to in the description of each set of permits will follow in Appendix E to this Filing Statement.

A summary of resource estimate for all permits is set out in Table 2 below.

Galileo Permit – Basque Cantabrian Basin

Land

The permit is located within northeastern Spain as shown on the orientation map illustrated in Figure - Basque Cantabrian Basin 1. The Galileo permit has an areal extent of 77,737.5 hectares (“ha”) (192,094 acres).

The term of the permit will be six years with the possibility of two three-year extensions. No royalties or ad valorum taxes on hydrocarbon production will be assessed by national, regional or local governments.

Geology

The Galileo permit is located within the Basque-Cantabrian Basin which constitutes the western extension of the Pyreanean folded belt. It is a Mesozoic-Cenozoic basin with the Tertiary Duero and Ebro basins to the south and the Paleozoic Asturian massif to the west. The Galileo permit is located approximately halfway between the onshore Ayoluengo oil field and the offshore Gaviota gas field.

During the Jurassic Era, the Basque-Cantabrian Basin was an intracratonic basin located in a subtropical epicontinental seaway with a depositional section up to 600 m in thickness. A Table of Formations chart of the Late Triassic and Jurassic section of the Basque-Cantabrian Basin is illustrated in Figure - Basque Cantabrian Basin 2. Two major depositional cycles are shown on the chart, a lower willow marine carbonate ramp cycle and an upper deeper water hemipelagic ramp cycle. The marly members of the two upper formations of this cycle, the Castillo Pedrosa and Camino formations, contain black shale members as shown on the table of formations chart. This zone is also the source rock of the Ayoluengo field located southwest of the Galileo permit.

A published cross-section of the Jurassic section over the Galileo permit is illustrated in Figure – Basque Cantabrian Basin 3 and shows the gas shale zone of interest consisting of these two formations which depositionally thin from south to north. The location of the cross section is shown on the land and well map illustrated in Figure – Basque Cantabrian Basin  4. The organic rich Castillo Pedrosa and Camino formations are also shown in the composite log of Well Espinosa CB-1 illustrated in Figure – Basque Cantabrian Basin  5. This well is located just to the south of the Galileo permit and shows a 105 metre organic rich marly zone between the depths of 2,795 metres and 2,900 metres with two reported mud gas shows.

Resource Determination

Resource determinations were done for the Galileo permit in northeastern Spain for a Jurassic shale gas reservoir zone. Multiplying the average shale gas content (SCF/ton), shale density (g/cc), area (ac), average reservoir thickness (feet) and recovery factor will deterministically calculate resource volumes. Best, low and high estimates were established for the Jurassic shale gas zone for the Galileo permit based on a Monte Carlo simulation using a reasonable range of values for gas content, shale density, reservoir thickness, areal extent and recovery factor. Regional published mapping of the Lower Jurassic interval suggest that this section may be eroded and not present in a small portion of the northwest corner of the Galileo permit. For this reason, for the low estimate case, it was assumed the shale gas zone was present over 80% of the permit, for the best estimate case over 90% of the permit and for the high estimate case, over 100% of the permit.

- 33 -

Typical gas content values reported for Cretaceous gas shale reservoirs in western North America are 30 SCF/ton. This value was used as the best estimate (P50) for the Jurassic gas shale zone in the Basque-Cantabrian Basin of Spain. For the low estimate (P10), a value of 20 SCF/ton was used as a minimum value for commercial shale gas reservoirs. For the high estimate (P90), a value of 50 SCF/ton was used which is typical for Devonian gas shale zones of the Appalachian basin.

Bulk density values for gas shale zones typically range from a low estimate 2.6 g/cc to a high estimate of 2.4 g/cc. The high estimate implies a high total organic content (“TOC”). Organic content has a low density so that high volumes of organic content result in a low bulk density value for the shale.

The gross thickness of the Jurassic gas shale zone on the Galileo permit ranges from 60 metres in the northern portion to approximately 100 metres in the southern portion based on well control. An average value of 75 meters was used for the gas shale zone on the permit where present. A net thickness of 40 meters (approx. 130 ft) was used in the best estimate case, 25 meters (approx. 80 feet) for the low estimate case and 50 meters (approx. 165 ft) for the high estimate case.

Copernico and Kepler Permits – Central Ebro Basin

Land

These Copernico and Kepler permits are located within the autonomous community of Aragon as shown on the orientation map illustrated in Figure - Erbo Basin 1. Each permit has an areal extent of 64,210 ha (158,666 acres).

The term of the permits is six years with the possibility of two three-year extensions. No royalties or ad valorum taxes on hydrocarbon production will be assessed by national, regional or local governments.

Geology

The Ebro Basin is a Cenozoic basin in northeastern Spain, triangular in shape, and located between the Iberian Ranges to the south, the Pyrenees mountains to the north and the Catalonian coastal ranges to the east. The basin evolution is mainly linked to the development of the Pyrenean orogeny and represents the southern foreland basin of the Pyrenees mountains.

As well as Cenozoic intermontane deposits, the basin is underlain by a Paleozoic and Mesozoic sedimentary section. Only one well in the basin has penetrated a significant Paleozoic sedimentary section, Ballobar 1. In this well, the Cenozoic section is 3,590 feet in thickness, the Mesozoic section is 6850 feet in thickness and the well penetrated 875 feet of Paleozoic section consisting of a Devonian-Silurian interval before reached total depth within a Silurian shale interval.

This Devonian-Silurian section is considered by R2 to be the most prospective interval for potential shale gas production on these permits. Detailed Silurian stratigraphic sections of outcrops within the Pyrenees mountains just north of the Ebro Basin are illustrated in Figure – Erbo Basin 2 and show a black shale thickness of 450 feet at the Camprodon outcrop. Well Ballobar 1 to the east of Montero permits penetrated a Silurian shale thickness of 875 feet.

The Devonian section is also prospective for shale gas on the permits and a map of Devonian outcrops in Spain illustrated in Figure – Erbo Basin 3 shows the Ebro Basin to be surrounded by Devonian outcropping section. Detailed outcrop sections exist from the Iberian Ranges to the south of Montero lands. A Frasnian-Famennian black shale is described on both outcrop sections, though one is more siliceous and the other more calcareous. Well Ballobar 1 fully penetrated the Devonian section at that location which included a 990 feet shale section at the top of the interval.

Resource Determination

Resource determinations were done for each of Montero’s two permits in the Central Ebro Basin for two prospective shale gas reservoir zones, the Silurian and Devonian. Multiplying the average shale gas content (SCF/ton), shale density (g/cc), area (ac), average reservoir thickness (feet) and recovery factor will deterministically calculate resource volumes. Best, low and high estimates were established for both zones in each of the two permits based on a Monte Carlo simulation using a reasonable range of values for gas content, shale density, reservoir thickness, areal extent and recovery factor. As both the Silurian and Devonian shale sections have a wide regional extent, it was assumed that both intervals completely underlain the two permits so that the area parameter was considered to be a constant.

- 34 -

Typical gas content values reported for Appalachian Basin Devonian shale is 50 SCF/ton for this much studied interval. This value was used as the best estimate (P50) for both Paleozoic shale intervals in Spain. For the low estimate (P10), a value of 20 SCF/ton was used as a minimum value for commercial shale gas reservoirs again for both reservoir zones. For the high estimate (P90), a value of 100 SCF/ton was used for both zones twice that of the best estimate but still a reasonable value for these types of Paleozoic shale gas intervals.

Bulk density values for both shale zones range from a low estimate 2.6 g/cc to a high estimate of 2.4 g/cc, typical values for Devonian gas shale. The high estimate implies a high TOC. Organic content has a low density so that high volumes of organic content results in a low bulk density value for the shale

For the Devonian shale interval, approximately 300 feet of the Ballobar 1 well Devonian interval consists of silty shale that could constitute a shale gas reservoir. This is approximately 30% of the Devonian shale section in the well. This value was used for the best estimate with 15% or 150 feet and 45% or 450 used for low and high estimates to provide a reasonable range of values.

The Ballobar 1 well did not fully penetrate the Silurian section but an outcrop of the organic rich Silurian Badenas Formation in the Iberian Ranges to the south has a 100 meters silty shale section in a 900+meter shale interval. Based on this, a value of 300 feet was also used a best estimate for the Silurian with a low estimate value of 100 feet, and a high estimate value of 600 feet to provide a reasonable range taking into account the great thickness of the Silurian black shale section.

Platon, Aristoteles, Pitagoras and Arquimedes Permits - Maestrazgo Basin

Land

The Platon, Aristoteles, Pitagoras and Arquimedes permits are located in the Maestrazgo Basin of eastern Spain. The Platon permit is located within the Autonomous Community of Aragon while the other three permits are located within the autonomous community of Valencia as shown on the orientation map illustrated in Figure – Maestrazgo Basin 1. The Platon permit has an areal extent of 55,412 ha (136,925 acres), the Aristoteles permit an areal extent of 42,374 ha (104,707 acres), the Pitagoras permit an areal extent of 58,671 ha (144,979 acres), and the Arquimedes permit an areal extent of 94,525 ha (233,576 acres). The 10 kilometres by 10 kilometres grid placed on this map results in squares each 39 square mile in size slightly larger than a North American survey township (36 square miles).

The term of the permits will be six years with the possibility of two three-year extensions. No royalties or ad valorum taxes on hydrocarbon production will be assessed by national, regional or local governments.

Geology

These four permits are located in the southern portion of the Iberian Ranges of central Spain. They cover much of the Maestrazgo Basin, as illustrated in the Tectonic Map of the Iberian Ranges illustrated in Figure – Maestrazgo Basin 2. The Maestrazgo Basin is a Mesozoic basin that commenced as a Triassic depocentre and referred to as the Maestrat Depocentre. A major marine transgression occurred took place during the Jurassic resulting in carbonate deposition. Tertiary convergence brought about the inversion of the Iberian Ranges into an uplifted area as presently seen.

To the north of the Maestrazgo Basin is the Castelotte Fold Zone, to the south is the Ateca-Castellon Fault Zone and to the east is the Coastal Fault Zone. Just 22 kilometres offshore of the Arquimedes permit is the now abandoned Amposta oil field which produced 56 million barrels of oil from 1973 to 1989 from a karsitic Lower Cretaceous limestone reservoir. Source rock for the field is considered to be a Jurassic marine marly unit. This field has recently been re-established as the Castor underground gas storage reservoir. The major shale gas zones of interest on the permits are shown on the well cross section illustrated in Figure –Maestrazgo Basin 3.

- 35 -

Resource Determination

Resource determinations were done for the two western permits (Platon and Aristoteles) for a Triassic shale gas reservoir zone and for the two eastern permits (Pitagoras and Arquimedes) for a Jurassic shale gas reservoir zone. Additionally, a petroleum initially-in-place (gas) determination was also done for a deeper Permo-Stephanian zone on the easternmost Arquimedes permit. Multiplying the average shale gas content (SCF/ton), shale density (g/cc), area (ac), average reservoir thickness (feet) and recovery factor will deterministically calculate resource volumes. Best, low and high estimates were established for the shale gas zone(s) in each permit based on a Monte Carlo simulation using a reasonable range of values for gas content, shale density, reservoir thickness, areal extent and recovery factor.

Typical gas content values reported for Cretaceous gas shale reservoirs in western North America are 30 SCF/ton. This value was used as the best estimate (P50) for the Triassic and Jurassic gas shale zones in the Maestrazgo Basin of Spain. For the low estimate (P10), a value of 20 SCF/ton was used as a minimum value for commercial shale gas reservoirs. For the high estimate (P90), a value of 50 SCF/ton was used which is typical for Devonian gas shale zones of the Appalachian Basin. Higher values were used for the deeper Permo-Stephanian zone for the best estimate (50 SCF/Ton) and high estimate (100 SCF/Ton).

Bulk density values for gas shale zones typically range from a low estimate 2.6 glcc to a high estimate of 2.4 g/cc. The high estimate implies a high TOC. Organic content has a low density so that high volumes of organic content results in a low bulk density value for the shale.

The gross thickness of the Triassic gas shale zone on the westernmost Platon permit averages approximately 600 feet, based on the two wells drilled on the permit. Applying a net/gross ratio ranging from 60% to 90%, results in net reservoir pay of 350 feet for a low (P10) estimate, 450 feet for a best (P50) estimate and 525 feet for a high (P90) estimate. For the adjoining Aristotles permit to the east, the average thickness of the Triassic gas shale zone is slightly thinner at 585 feet Net reservoir pay on the Aristotles permit was estimated to be 300 feet for a low (P10) estimate, 400 feet for a best (P50) estimate and 500 feet for a high (P90) estimate. The Triassic gas shale zone is thinning to the east and as result was not evaluated on the two eastern permits.

The gross thickness of the Jurassic gas shale zone on the easternmost Arquimedes permit averages approximately 360 feet based on the two wells drilled on the permit. Applying a net/gross ratio ranging from 55% to 85%, results in net reservoir pay of 200 feet for a low (P10) estimate, 250 feet for a best (P50) estimate and 300 feet for a high (P90) estimate. For the adjoining Pitagoras permit to the west, the zone appears to becoming gradually more calcareous based on wells to the west. Net reservoir pay on the Pitagoras permit was therefore estimated to be 175 feet for a low (P10) estimate, 225 feet for a best (P50) estimate and 275 feet for a high (P90) estimate. This zone was not evaluated for the two westernmost permits as it becomes more calcareous and less organic-rich.

For the Permo-Stephanian reservoir zone in well Maestrazgo 1 on the Arquimedes permit, a probable organic-rich zone at least 135 feet was penetrated at the base of the well. Since no wells have fully penetrated this zone, the net reservoir pay was varied by 15 feet on the low and high side to provide an estimate of low and high estimate values.

Edison Permit – North Almazon Basin

Land

The Edison permit is located within the autonomous community of Castile and Leon as shown on the orientation map illustrated in Figure - North Almazon Basin 1. The permit has an areal extent of 77,052 ha (190,400 acres). The 10 kilometres by 10 kilometres grid placed on this map results in squares each 39 square mile in size, slightly larger than a North American survey township (36 square miles).

The term of the permits is six years with the possibility of two three-year extensions. No royalties or ad valorum taxes on hydrocarbon production will be assessed by national, regional or local governments.

- 36 -

Geology

The Edison permit is located on the northern edge of the Almazon Basin, a Tertiary Basin located within the Iberian Ranges of Central Spain. R2 has identified two potential shale gas zones in the Carboniferous and Jurassic section within the permit.

There are Carboniferous outcrops throughout the Iberian Ranges as shown on the outcrop map illustrated in Figure – North Almazon Basin 2. The target zone is the La Hoz Formation, a thick marine shale section interbedded with hemipelagic limestones and thin sandstones beds as shown in the Montalban outcrop section illustrated in Figure North Almazon Basin 2. This formation represents sediments prograding northwards into a deep marine basin. At the base of well EI Gredal 1, located to the south of the permit, a fissile organic rich shale unit was penetrated and is interpreted to be Carboniferous.

The potential shale reservoir zone in this interval is the Turmiel Formation, a widespread marly shale that was deposited on an open relatively deep platform. In well Castelfrio 1 located on the Edison permit, a thick organic rich marly shale can be identified on the lithology log. Through this interval, samples are described as black, carbonaceous and pyritic.

Resource Determination

Resource determination was done for the Edison permit in the North Alamazon Basin for two prospective shale gas reservoir zones, the Carboniferous and Jurassic. Multiplying the average shale gas content (SCF/ton), shale density (g/cc), area (ac), average reservoir thickness (feet) and resource volumes will deterministically calculate petroleum initially-in-place (gas). Best, low and high estimates were established for both zones on the permit based on a Monte Carlo simulation using a reasonable range of values for gas content, shale density, reservoir thickness, area extent and recovery factor.

The Jurassic organic rich shale section has a wide regional extent in the Iberian Ranges so it was assumed that this interval completely underlain the permits and that the area parameter was considered to be a constant for each permit. However, the Carboniferous shale section is missing from the Castelfrio-1 well located on the Edison permit although present in the EI Gredal-1 well to the south. This results in uncertainty as to how much of the Edison permit is underlain by the Carboniferous shale section. For the high estimate case of the Edison permit, it was assumed that 60% of the permit had this interval, for the low estimate case, 15% was assumed and 30% for the best estimate case.

Typical gas content values reported for Appalachian Basin Devonian shale is 50 SCF/ton for this much studied interval. This value was used as the best estimate case (P50) for the Carboniferous shale interval. For the low estimate case (P10), a value of 20 SCF/ton was used as a minimum value and for the high estimate case (P90), a value of 100 SCF/ton was used, twice that of the best estimate case but still a reasonable value for these types of Paleozoic shale gas intervals.

In the case of the Jurassic shale, reported nearby outcrop TOC value in this zone is 1%. For this reason, gas content values were assumed in general to be lower than the Carboniferous section and 50 SCF/ton was used for the high estimate case. A value of 20 SCF/ton was used for the low estimate case with a midpoint value of 35 SCF/Ton for the best estimate case.

Bulk density values for both shale zones range from a low estimate 2.6 g/cc to a high estimate of 2.4 g/cc, typical values for Devonian gas shale. The high estimate implies a high TOC.  Organic content has a low density so that high volumes of organic content results in a low bulk density value for the shale.

For the thickness parameter of the Carboniferous shale interval, it is known that the organic rich La Hoz Formation has an outcrop thickness of 250 metres at the Puig Moreno locality in the Iberian Ranges. To the south of the permit, well EI Gredal has 80 metres of silty organic shale at the base of the wellbore and did not fully penetrate this interval. For the best estimate case, a value of 200 feet was used. For the low estimate case, a value of 100 feet was used and for the high estimate case, a value 300 feet was used as a reasonable range of values for this zone.

- 37 -

For the Jurassic zone, the organic rich zone has an 825 feet gross section and 665 feet net section in well Castelfrio-1 located on the Edison permit. This same section has a reported outcrop thickness of 480 feet of organic rich marl south of the Edison permit. Because of the thickness of this zone, a value of 200 feet was used for the best estimate case, a value of 100 feet for the low estimate case and a value of 400 feet for the high estimate case.

A summary petroleum resources (gas) estimates for the permits described above is set out below:

Table 2

Summary of Petroleum Resources (Gas) Estimates
1 June 2014

R2 Energy Ltd.

Basin	Permit	Formation	Gas Content (SCF/ton)	Bulk Density (g/cc)	Net Pay (ft)	Area (ac)	Recoverable gas (BCF)
Best Estimate							
Basque- Cantabrian	Galileo	Jurassic	30	2.50	130	172,884	601
Central Ebro	Copernico	Devonian	50	2.50	300	158,666	2,275
	Copernico	Silurian	50	2.50	300	158,666	2,652
	Kepler	Devonian	50	2.50	300	158,666	2,282
	Kepler	Silurian	50	2.50	300	158,666	2,639
Maestrazgo	Aristoteles	Triassic	30	2.50	400	104,707	1,216
	Arquimedes	Jurassic	30	2.50	250	233,576	1,710
	Arquimedes	Permo-Stephanian	50	2.50	135	210,219	1,452
	Pitagoras	Jurassic	30	2.50	225	121,783	799
	Platon	Triassic	30	2.50	450	136,925	1,757
North Almazon	Edison	Carboniferous	50	2.50	200	57,120	623
	Edison	Jurassic	35	2.50	250	190,400	1,672
		Total Best Estimate					**19,678**
Low Estimate							
Basque- Cantabrian	Galileo	Jurassic	20	2.60	80	153,675	284
Central Ebro	Copernico	Devonian	20	2.60	150	158,666	690
	Copernico	Silurian	20	2.60	100	158,666	642
	Kepler	Devonian	20	2.60	150	158,666	699
	Kepler	Silurian	20	2.60	100	158,666	626
Maestrazgo	Aristoteles	Triassic	20	2.60	300	104,707	632
	Arquimedes	Jurassic	20	2.60	200	233,576	908
	Arquimedes	Permo-Stephanian	20	2.60	120	186,861	562
	Pitagoras	Jurassic	20	2.60	175	121,783	426
	Platon	Triassic	20	2.60	350	136,925	938
North Almazon	Edison	Carboniferous	20	2.60	100	28,560	137
	Edison	Jurassic	20	2.60	125	190,400	585
		Total Low Estimate					**7,129**
High Estimate							
Basque- Cantabrian	Galileo	Jurassic	50	2.40	165	192,094	1,078
Central Ebro	Copernico	Devonian	100	2.40	450	158,666	4,851
	Copernico	Silurian	100	2.40	600	158,666	6,286
	Kepler	Devonian	100	2.40	450	158,666	4,889
	Kepler	Silurian	100	2.40	600	158,666	6,300
Maestrazgo	Aristoteles	Triassic	50	2.40	500	104,707	2,014
	Arquimedes	Jurassic	50	2.40	300	233,576	2,780
	Arquimedes	Permo-Stephanian	100	2.40	150	233,576	2,610
	Pitagoras	Jurassic	50	2.40	275	121,783	1,304
	Platon	Triassic	50	2.40	525	136,925	2,841
North Almazon	Edison	Carboniferous	100	2.40	300	114,240	1,668
	Edison	Jurassic	50	2.40	500	190,400	3,341
		Total High Estimate					**39,962**

- 38 -

Description of Business

The principal business activity of R2 is the acquisition and exploration of oil and gas properties. R2 is focused on identifying properties in jurisdictions with previously overlooked and underdeveloped oil and gas industries, such as Mexico and Spain.

Currently, R2 has eight shale exploration permits pending award in Spain covering an aggregate of 1.3 million acres.  Spain has recently liberalized its hydrocarbon extraction regime to allow fracking.

Complementing its Spanish assets, R2 intends to capitalize on recent political developments in Mexico which are expected to end PEMEX’s current monopoly on oil and gas exploration in that country.

Business Plan For Mexico

R2’s long term objective is to become a significant participant in the Mexican energy landscape as it is opened up to the foreign private sector.

As a result of recent legislative changes in Mexico, the country is undergoing sweeping reform to liberalize its oil and gas industry. For the first time in 76 years, direct foreign investment will be allowed in Mexico. The first bid round, open to foreign exploration and production companies, is scheduled to occur on or before the first quarter of 2015. R2 understands that there are an additional four bid rounds scheduled within a three-year period hereafter R2 intends to attempt to secure prospective properties through the additional bid rounds.

Mexico has been endowed with a vast resource base in the order of 435 billion barrels of oil equivalent, which is similar to Saudi Arabia.

Since the oil industry in Mexico was nationalized in 1938, R2 believes that PEMEX, Mexico’s NOC has been underfunded, with up to 80% of its revenue being redirected to fund the State. R2 understands that since 1938, only 27,000 wells have been drilled, of which 5,100 were exploratory wells. R2 believes that this underinvestment in exploration has created an opportunity for foreign investment.

R2 is in the process of developing a joint effort with Halliburton Energy Services, Inc. “(Halliburton”), intended to provide R2 with an early position in Mexico as the government reforms its hydrocarbon industry. Pursuant to the terms of a non-binding memorandum of understanding dated August 7, 2014 (the “Halliburton MOU”), R2 and Halliburton have agreed to work together to endeavour to identify prospects and to possibly participate in a joint venture to invest, develop and/or operate oil and gas exploration, development and/or production activities within Mexico (collectively, the “Joint Effort”).

R2 is also in the process of settling the final terms of a consulting agreement (the “Halliburton Consulting Agreement”), pursuant to which R2 will work with some of Halliburton’s experienced shale and enhanced recovery experts to complete a comprehensive evaluation for feasibility and commerciality of mature fields, bypassed discoveries and shale prospects in Mexico.

Halliburton MOU

Pursuant to the Halliburton MOU, the parties may identify certain regions within Mexico for geological plays which are believed to have shale oil or gas potential, mature fields or bypassed discoveries (each, a “region”).  Once a region has been selected, the parties may also seek to agree upon (i) a plan for prospect identification within that region by means of the conduct of a technical review of the region and preparation of a report (each, a “region report”), ranking the prospects, (ii) a budget for such activities and (iii) cost sharing.

Following completion of a region report, either party may prepare and deliver to the other party one or more “prospect notices” for prospects which it has indentified and believes are possibly suitable for investment.  The prospect notice is expected to include, among other things, (i) a description of the geographic boundaries of the prospect, (ii) a description of target reservoirs, (iii) a proposed acquisition program pursuant to which petroleum rights are to be acquired, possibly by acquisition of existing petroleum rights through purchase, joint venture or farm-in, or by bidding for the award of new petroleum rights, (iv) a budget for the proposed acquisition program, (v) a proposed exploration and/or development plan, (vi) a proposed budget therefor and (vii) the proposed participating interest of the parties.  Each party will have between two and four weeks upon receipt of a prospect notice to elect to participate with the other party in the exploration and/or development of the prospect(s) that are the subject of the prospect notice, failing which, each party may seek other participants.

- 39 -

Where and if the parties are both interested in jointly evaluating and potentially pursuing a particular prospect, the parties may choose to negotiate the terms of a mutually agreeable prospect bidding agreement for a possible joint venture (a “Prospect Bidding Agreement”).

If the parties elect to participate together in a prospect, the Halliburton MOU sets forth the following parameters (among others) that could be (although not obligated to be) included in a Prospect Bidding Agreement for the joint bidding, ownership, exploration, development and/or production of a prospect:

(i)

The detailed responsibilities of each of the parties. It is recognized that the performance of each prospect will require differing amounts of capital, technology, skilled personnel and other resources. The participation of R2 and Halliburton will therefore be expected to vary on a prospect‐by‐prospect basis to reflect the differing contributions required. While the parties are aiming for a 60% (R2) and 40% (Halliburton) participation in each prospect, the actual ownership participation will be determined at the time that the Prospect Bidding Agreement is negotiated.

(ii)

The Operator. R2 is expected to be the operator for each prospect, unless the parties otherwise mutually agree.

(iii)

Participation by Others. The parties may involve other persons as participants in the joint venture for a prospect, such as where their technical, financial or operational capabilities enhance the parties’ ability to exploit the prospect.

(iv)

Prospect Cost and Revenue Sharing. The capital cost, operating cost and revenue profile of each prospect will differ, and therefore the Prospect Bidding Agreement is expected to define the contributions and revenue sharing of each party for the expected life of the prospect.

(v)

Non-Competition. The Prospect Bidding Agreement is expected to commit each party not to carry on any business within the prospect that is in competition with the joint activities of the parties.  Any non-competition agreement will not affect the rights of Halliburton or affiliates of Halliburton to perform or engage in oil and gas consulting or oilfield services functions.

(vi)

Joint Tender Agreement.  The Prospect Bidding Agreement is also expected to include provisions to govern the process whereby the parties endeavour to reach agreement on the terms of a joint tender agreement.

A Prospect Bidding Agreement will override and supersede any agreement to conduct joint activities under a prospect notice that has been accepted by the parties.  If the parties fail to agree on a Prospect Bidding Agreement with 45 days following their mutual statement of interest in jointly pursuing a prospect, then the prospect notice will thereupon terminate without any liability or further obligation of either party.  If the parties successfully negotiate a Prospect Bidding Agreement but fail to successfully negotiate a joint tender agreement, the party proposing the most attractive terms for the prospect is entitled to proceed either alone to pursue the Prospect or to seek other participants.

Substantially all of the provisions of the Halliburton MOU that relate to the Joint Effort are non-binding and only a Prospect Bidding Agreement or a joint tender agreement, to the extent binding, will have a binding effect upon the parties.

The Halliburton MOU does not create any agency, joint venture, partnership or other similar relationship between the parties.

The Halliburton MOU does not preclude either party from conducting independent exploration or development either within or outside any region, or from entering a joint venture agreement with any other person for joint venture exploration either within or outside any region, except to the extent specifically agreed to in a Prospect Bidding Agreement or other binding agreement entered into in the future between the parties.

The MOU shall terminate upon 15 days notice by either party or, such other date as may be agreed upon between the parties. Unless otherwise extended or terminated, the Halliburton MOU will terminate on August 1, 2017.

- 40 -

Executive Compensation

Compensation Discussion and Analysis

The purpose of this Compensation Discussion and Analysis is to provide information about R2’s executive compensation objectives and processes and to discuss compensation decisions relating to its named executive officers (the “R2 NEOs”) listed in the summary compensation table below.  During its fiscal year ended December 31, 2013, and the three months ended March 31, 2014, the only R2 NEO was Craig Steinke.

Notwithstanding the foregoing, given that R2 has not, as of yet, generated any significant income or cash flows from operations and operates with limited financial resources to ensure that funds are available to complete scheduled programs, the R2 Board has to consider not only the financial situation of R2 at the time of the determination of executive compensation but also the estimated financial situation of R2 in the mid and long-term.  An important element of executive compensation is the grant of incentive stock options by R2 which do not require cash disbursement by R2.  Additional information about R2 and its operations is available in its audited financial statements for the year ended December 31, 2013 which have been attached hereto as Appendix “B”.

The R2 Board has not specifically considered the risks associated with R2’s compensation policies and practices relating to the compensation arrangements currently in place with R2’s senior officers, but these arrangements are relatively simple in structure and do not include any compensation or incentive awards tied to performance goals or short-term incentives.

R2 does not have a policy that would prohibit a R2 NEO or director from purchasing financial instruments, including prepaid variable forward contracts, equity swaps, collars or units of exchange funds, that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the R2 NEO or director.  However, management is not aware of any R2 NEO or director purchasing such an instrument.

Compensation Objectives and Principles

The primary goal of R2’s executive compensation process is to attract and retain the key executives necessary for R2’s long term success, to encourage executives to further the development of R2 and its operations and to motivate qualified and experienced executives.  The key elements of executive compensation awarded by R2 are: (i) base salary; (ii) potential annual incentive award; and (iii) incentive stock options.  The directors of R2 are of the view that all elements should be considered, rather than any single element.

Option-Based Awards

Options to purchase R2 Shares are intended to align the interests of R2’s directors and executive officers with those of its shareholders, to provide a long term incentive that rewards these individuals for their contribution to the creation of shareholder value and to reduce the cash compensation R2 would otherwise have to pay.   In establishing the number of the incentive stock options to be granted to the R2 NEOs, reference is made to the number of stock options granted to officers of publicly traded companies that, similar to R2, are involved in the resource industry, as well as those of other publicly traded Canadian companies on a comparable size to that of R2 in respect of assets.  The R2 Board also considers previous grants of options and the overall number of options that are outstanding relative to the number of outstanding R2 Shares in determining whether to make any new grants of options and the size and terms of any such grants, as well as the level of effort, time, responsibility, ability, experience and level of commitment of the executive officer in determining the level of incentive stock option compensation.

- 41 -

Compensation Governance

The R2 Board, through discussions without any formal objectives, criteria or analysis, is responsible for determining all forms of compensation to be granted to the Chief Executive Officer of R2, as well as to its directors, and for reviewing the Chief Executive Officer’s recommendations regarding compensation of the other senior executives of R2, to ensure such arrangements reflect the responsibilities and risks associated with each position.  When determining the compensation of R2’s executive officers, the R2 Board considers: (i) recruiting and retaining executives critical to the success of R2 and the enhancement of shareholder value; (ii) providing fair and competitive compensation; (iii) balancing the interests of management and R2’s shareholders; and (iv) rewarding performance, both on an individual basis and with respect to operations in general.  In order to achieve these objectives, the compensation paid to R2’s executive officers consists of base salary and/or long-term incentive in the form of stock options.

Summary Compensation Table

The following table sets forth the compensation paid to the Craig Steinke from the beginning of the 2012 fiscal year to March 31, 2014.

Name and Principal Position	Year	Salary (US$)	Share-Based Awards (US$)	Option-Based Awards(1) (US$)	Non-Equity Incentive Plan Compensation ($)		All Other Compen-sation (US$)	Total Compensation (US$)
					Annual Incentive Plans	Long-Term Incentive Plans
Craig Steinke Chief Executive Officer	Year to Date(1) 2013 2012	26,250 183,750 175,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	3,000(2) 12,000(2) Nil	29,250 195,750 175,000

Notes:

(1) Year to date to March 31, 2014.

(2) Rent paid to a management company controlled by Mr. Steinke.

Outstanding Option-Based Awards

No option-based awards or incentive plan awards were outstanding for the R2 NEOs at the end of the most recently completed financial year

Termination and Change of Control Benefits

There are no contracts, agreements, plans or arrangements that provide for payments to a R2 NEO at, following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, a change in control of R2 or a change in a R2 NEO’s responsibilities.

Director Compensation Table

Other than Craig Steinke, R2 has only one other director.  No amounts of compensation were provided to Mr. Telfer for R2’s most recently completed financial year.

Name	Fees Earned ($)	Share-Based Awards ($)	Option-Based Awards ($)	Non-Equity Incentive Plan Compensation ($)	Pension Value ($)	All Other Compensation ($)	Total Compensation ($)
Ian W. Telfer	Nil	Nil	Nil	Nil	Nil	Nil	Nil

- 42 -

Option-Based Awards and Non-Equity Incentive Plan Compensation

As at March 31, 2014 Mr. Telfer did not hold any R2 Options.

Selected Consolidated Financial Information

The following selected financial information is derived from the audited financial statements of R2 for the financial year ended December 31, 2013 and the period from incorporation to December 31, 2012 which are prepared in accordance with IFRS. Such information is derived from R2’s financial statements and should be read in conjunction with such financial statements.  See “Audited Financial Statements R2”.

	December 31, 2013	December 31, 2012
Revenue	Nil	Nil
Net Income/Loss	(1,287,552)	(1,921,231)
Total Assets	953,938	1,836,646
Total Liabilities	424,592	130,297
Cash dividends declared	Nil	Nil
Shareholders’ Equity (Deficit)	529,346	1,706,349

Management Discussion and Analysis

Summary of Results

	3 months ended March 31, 2014	Year ended December 31, 2013	October 20, 2011 to December 31, 2012
Revenue	Nil	Nil	Nil
Net Income / Loss	(123,436)	(1,287,552)	(1,921,231)
Total Assets	904,998	953,938	1,836,646
Total Liabilities	493,343	424,592	130,297
Shareholders’ equity	411,655	529,346	1,706,349

Results of Operations of R2 for the year ended December 31, 2013 and 2012

Overall Performance and Results of Operations

Total assets decreased to $953,938 as at December 31, 2013 from $1,836,646 as at December 31, 2012. As at December 31, 2013, R2’s significant assets included restricted cash of $730,130 (December 31, 2012: $957,296) and cash and cash equivalents of $191,560 (December 31, 2012: $819,671).

Net loss decreased to $1,287,552 for the year ended December 31, 2013 from $1,921,231 for the year ended December 31, 2012. The decrease was mainly a result of a decrease in travel and licensing and permit expenditures as a result of R2 reducing operations while exploring its financing options.

Liquidity and Capital Resources

As at December 31, 2013, R2 had cash and cash equivalents of $191,560 and a working capital deficit of $202,817. As at December 31, 2013, R2 did not have sufficient cash resources to settle outstanding liabilities or fund its ongoing operations. However, subsequent to December 31, 2013, R2 completed the R2 Concurrent Placement for gross proceeds of $5,750,000.

- 43 -

Subsequent to March 31, 2014, R2 issued 1,124,666 R2 Shares at a deemed price of $0.30 in settlement of approximately $337,400 of outstanding accounts payable.

R2 has no bank debt or banking credit facilities in place.

Transactions with Related Parties

During the year ended December 31, 2013, management fees and rent of US $195,750 (2012: US $175,000) were paid or accrued to a company controlled by the Chief Executive Officer of R2. As at December 31, 2013, US $97,407 (2012: nil) was due to this company and is included in trade and other payables in the statement of financial position.

These transactions, occurring in the normal course of operations, are for services provided relating to the management of R2 and are measured at fair value.

Critical Accounting Policies and Estimates

A detailed summary of R2’s significant accounting policies is included in note 3 to the accompanying consolidated financial statements for the year ended December 31, 2013.

Results of Operations of R2 for the three months ended March 31, 2014 and 2013

Overall Performance and Results of Operations

Total assets decreased to $904,998 as at March 31, 2014 from $953,938 as at December 31, 2013. As at March 31, 2014, the Company’s significant assets included restricted cash of $758,627 (December 31, 2013: $730,130) and cash and cash equivalents of $125,298 (December 31, 2013: $191,560).

Net loss decreased to $123,436 for the three months ended March 31, 2014 from $418,949 for the three months ended March 31, 2013. The decrease in expenses was a result of the Company reducing operations while exploring its financing options.

Liquidity and Capital Resources

As at March 31, 2014, R2 had cash and cash equivalents of $125,298 and a working capital deficit of $348,771.  As at March 31, 2014 R2 did not have sufficient cash resources to settle outstanding liabilities or fund its ongoing operations.  Subsequent to March 31, 2014, however, R2 completed the R2 Concurrent Placement for gross proceeds of $5,750,000.

In addition, subsequent to December 31, 2013, SAMCA subscribed for shares representing 60% of R2’s Spanish subsidiary, Montero Energy, for US $1.5 million.

Subsequent to March 31, 2014, R2 issued 1,124,666 R2 Shares at a deemed price of $0.30 in settlement of $337,400 of outstanding accounts payable.

R2 has no bank debt or banking credit facilities in place.

Transactions with Related Parties

During the year ended December 31, 2013, management fees and rent of US $29,250 (2013: US $55,500) were paid or accrued to the Chief Executive Officer of the Company and a company controlled by the Chief Executive Officer of the Company. As at March 31, 2014, $138,076 (December 31, 2013: $97,407) was due to this company and the Chief Executive Officer of the Company, and is included in trade and other payables in the statement of financial position. These transactions occurred in the normal course of business operations and are for management services provided to the Company which are measured at fair value.

- 44 -

Critical Accounting Policies and Estimates

A detailed summary of R2’s significant accounting policies is included in note 3 to the consolidated financial statements for the year ended December 31, 2013.

Description of Securities

The authorized capital of R2 consists of an unlimited number of class A common shares, an unlimited number of class B common shares, an unlimited number of class C preferred shares (issuable in series) and an unlimited number of class D preferred shares (issuable in series).

The holders of the class A common shares are entitled to dividends, if, as and when declared by the R2 Board, to one vote per share at meetings of the R2 Shareholders and, upon dissolution, to share equally in such assets of R2 as are distributable to the holders of R2 Shares.

The R2 Shares do not have any pre-emptive, conversion or exchange rights, redemption, retraction, purchase for cancellation or surrender provisions, sinking or purchase fund provisions, provisions permitting or restricting the issuance of additional securities or provisions requiring a securityholder to contribute additional capital.

Consolidated Capitalization

The following table sets forth the estimated capitalization of R2 as at December 31, 2013 and as at July 31, 2014, prior to giving effect to the Proposed Transaction.

Designation of Security	Amount authorized or to be authorized	Amount outstanding as of March 31, 2014	Amount outstanding as of July 31, 2014 prior to giving effect to the Proposed Transaction
Common Shares	Unlimited	21,949,554	23,245,553

Stock Options

As of the date of this Filing Statement, R2 has granted an aggregate of 3,901,000 R2 Options to officers and consultants as follows:

Name	Number of R2 Shares under Option	Exercise Price ($)	Expiry Date
Kevin Smith	400,000	0.30	August 28,2024
Craig Steinke	800,000	0.30	July 31, 2024
Ian W. Telfer	500,000	0.30	July 31, 2024
Gordon Keep	500,000	0.30	July 31, 2024
Chris I. Dyakowski	250,000	0.30	July 31, 2024
Jeremy Crichton	250,000	0.30	July 31, 2024
Carmen Etchart	55,000	0.30	July 31, 2024
Rafael Lopez	451,000	0.25	April 13, 2017
Dan Jarvis	300,000	0.25	April 13, 2017
Carmen Etchart	195,000	0.25	April 13, 2017
Fiore Management & Advisory Corp.	200,000	0.25	July 2, 2018

- 45 -

Prior Sales

Since the date of incorporation, securities of R2 have been issued as described below.

Date Issued	Type of Security	Number of Securities	Issue Price per Security	Consideration
November 21, 2011	Common Shares	200	$1.00	Cash
February 22, 2012	Common Shares	10,000,000	$0.10	Cash
March 12, 2012	Common Shares	2,000,000	$0.25	Cash
March 21, 2012	Common Shares	1,469,354	$0.25	Cash
May 17, 2012	Common Shares	8,480,000	$0.22	Cash
July 31, 2014	Subscription Receipts	19,166,666	$0.30	Cash
July 31, 2014	Common Shares	1,124,666	$0.30	Debt Settlement
July 31, 2014	Common Shares	171,333	$0.30	Finder’s Fee

Legal Proceedings

Management knows of no legal proceedings material to R2 to which R2 is a party or which any of its properties are the subject matter, whether contemplated or actual.

Material Contracts

R2 has not entered into any material contracts, other than contracts entered into in the ordinary course of business, within the last two years except:

1.

The Halliburton MOU.

2.

The Framework Agreement.

3.

The Subscription Receipt Agreement.

4.

The Amalgamation Agreement.

Copies of the foregoing agreements will be available for inspection (without charge) at the offices of R2’s counsel, located at 2200-885 West Georgia Street, Vancouver, British Columbia during ordinary business hours until the completion of the Proposed Transaction and for a period of 30 days thereafter.

PART IV:  INFORMATION CONCERNING THE RESULTING ISSUER

Name and Incorporation

Following completion of the Proposed Transaction, the Resulting Issuer will be a corporation governed by the BCBCA.

The Resulting Issuer’s head office will be located in Vancouver, British Columbia and its registered office will be located at 2200-885 West Georgia Street, Vancouver, British Columbia.

Upon and subject to the approval of the Name Change Resolution, the name of the Resulting Issuer will be “Renaissance Oil Corp.” or such other name as the San Antonio Board (as constituted following the Amalgamation), the British Columbia Registrar of Companies and the Exchange may determine.

Intercorporate Relationships

The following organizational chart sets out the corporate structure of the Resulting Issuer including its subsidiaries, their respective jurisdictions of incorporation, and the percentage of voting rights held following completion of the Proposed Transaction.

- 46 -

San Antonio Ventures Inc.
(British Columbia)
100%
R2 Energy Ltd.
(Alberta)
40%
Montero Energy Corporation
S.L.
(Spain)

Description of the Business

The Resulting Issuer will carry on the business of oil and gas exploration and development as it is currently conducted and proposed to be conducted by R2 and the exploration of the Fame Property as proposed to be conducted by San Antonio.  The primary business objective of the Resulting Issuer with respect to its oil and gas operations is to work jointly with Halliburton to evaluate the prospectivity of petroleum and natural gas rights offered in the upcoming bid rounds in Mexico.

Upcoming milestones which will need to be met in order for the Resulting Issuer to achieve this business objective includes participating in bid rounds one and two.   The first bid round is expected to close in May 2015, and the second within three to seven months thereafter.  The direct costs associated with these events will be incurred pursuant to the consulting contract currently being settled with Halliburton, with an incremental $400,000 in third party data acquisition.

Description of Securities

Upon completion of the Proposed Transaction, the authorized share capital of the Resulting Issuer will consist of 100,000,000 San Antonio Shares.  However, upon and subject to the approval of the Authorized Capital Resolution, the authorized share capital of the Resulting Issuer will consist of an unlimited number of common shares and an unlimited number of preferred shares.

The holders of San Antonio Shares are entitled to receive notice of, to attend and vote at all meetings of the shareholders of the Resulting Issuer and are entitled to one vote, in person or by proxy, for each San Antonio Share held. Upon the liquidation, dissolution or winding up of the Resulting Issuer, the holders of the San Antonio Shares will be entitled to receive, after the payment of all debts owing to creditors, all of the remaining property and assets of the Resulting Issuer. Holders of San Antonio Shares are entitled to receive such dividends as may be declared from time to time by the board of directors of the Resulting Issuer.

Upon completion of the Amalgamation, an aggregate of 75,140,272 San Antonio Shares will be issued and outstanding (140,442,270 San Antonio Shares on a fully-diluted basis).

Upon and subject to the approval of the Consolidation Resolution 47,153,469 San Antonio Shares will be issued and outstanding (70,221,135 San Antonio Shares on a fully-diluted basis).

- 47 -

Dividend Record and Policy

Although there will be no restriction on the Reporting Issuer’s ability to pay dividends, it is not contemplated that any dividends will be paid by the Resulting Issuer in the immediate or foreseeable future following completion of the Proposed Transaction.

Pro Forma Capitalization

The following table sets forth the capitalization of the Resulting Issuer after giving effect to the two steps of the Proposed Transaction (including the Consolidation and increase in San Antonio’s authorized capital pursuant to the Authorized Capital Resolution.

Designation of Security	Amount Authorized	Amount Outstanding After Giving Effect to the Amalgamation and Consolidation
Common Shares	Unlimited	47,153,469
Long-Term Debt	Nil	Nil

Notes:

(1)

Assuming that outstanding Replacement Warrants and Replacement Options have not been exercised. See “Fully Diluted Share Capital” below for more information on the fully diluted share capital of the Resulting Issuer.

A proforma balance sheet for the Resulting Issuer, after giving effect to the Proposed Transaction is attached to this Filing Statement as Appendix “C”.

Fully-Diluted Share Capital

In addition to the information set out in the capitalization table above, the following table sets out the diluted share capital of the Resulting Issuer after giving effect to the Proposed Transaction and the R2 Concurrent Placement.

	Common Shares After Giving Effect to the Amalgamation	Common Shares After Giving Effect to the Consolidation	Percentage of Total After Giving Effect to the Amalgamation and Consolidation
San Antonio Shares issued and outstanding as of the date hereof	9,482,500	4,741,250	6.8%
San Antonio Shares issuable to R2 Shareholders (including holders of R2 Unit Shares)	65,657,772	42,412,219	60.4%
San Antonio Unit Shares reserved for issuance pursuant to conversion of Replacement Subscription Receipts	19,166,666	Nil	0%
Reserved for issuance pursuant to Replacement Options	7,802,000	3,901,000	5.6%
Reserved for issuance pursuant to Replacement Warrants	19,166,666	9,583,333	13.6%
Reserved for issuance pursuant to San Antonio Unit Warrants issuable on conversion of Replacement Subscription Receipts	19,166,666	9,583,333	13.6%
Total Number of Diluted Securities	140,442,270	70,221,135	100%

- 48 -

Available Funds and Principal Purposes

Following completion of the Proposed Transaction, the Resulting Issuer expects to have the following funds available to it on a consolidated basis:

Estimated working capital (deficit) of R2 as at March 31, 2014	(11,300)
Estimated working capital of San Antonio as at March 31, 2014	123,800
Net Escrowed Proceeds	5,750,000
Total	$5,862,500

The Resulting Issuer intends to use these funds over the next 12 months as set out in the following table:

Anticipated Use of Funds	Amount
Transaction Costs (1)	$300,000
Halliburton Contract (2)	$2,700,000
Field data exploration and analysis (3)	$400,000
Fame Property	$200,000
General and Administrative Expenses(4)	$950,000
Unallocated Funds	$1,312,500
Total	$5,862,500

Notes:

(1)

Consisting of legal fees, accounting fees, filing fees and other professional advisory fees related to the Proposed Transaction (including the Sponsor fee).

(2)

R2 will acquire, from Halliburton, the required petrophysical, engineering, geochemical, geological, geophysical, and project management services as it relates to Mexican operations.

(3)

Refers to amounts to be spent on well logs to be acquired from third parties.

(4)

Comprised of 12 months of administration expenses ($800,000), travel ($100,000) and miscellaneous, office and other expenses ($50,000).

Notwithstanding the foregoing, there may also be circumstances where, for sound business reasons, a reallocation of funds may be necessary for the Resulting Issuer to achieve its objectives. The Resulting Issuer may require additional funds in order to fulfill all of the Resulting Issuer’s expenditure requirements and to meet its objectives, in which case the Resulting Issuer expects to either issue additional shares or incur indebtedness. There is no assurance that additional funding required by the Resulting Issuer would be available if required.

Principal Securityholders

To the knowledge of the directors and senior officers of R2 and San Antonio as of the date hereof, there are no shareholders (other than securities depositories) which are anticipated to own of record or beneficially, directly or indirectly, or exercise control or direction over voting securities carrying more than 10% of the voting rights attached to any class of voting securities of the Resulting Issuer after giving effect to the Proposed Transaction, other than as set out below:

- 49 -

Name and Municipality of Residence	Common Shares After Giving Effect to the Proposed Transaction (including the Consolidation) (3)	Percentage of Total After Giving Effect to the Proposed Transaction
Ian W. Telfer West Vancouver, BC	8,120,356(1)	17.22%
Craig Steinke Ferndale, WA	5,229,737 (2)	11.09%(4)

Notes:

(1)

Mr. Telfer has an option to purchase 600,000 San Antonio Shares at $0.20 after the closing of the Proposed Transaction.

(2)

This number does not include the 414,501 shares held by Reconnaissance USA, a corporation controlled by Mr Steinke. These  414,501 shares are expected to be transferred to Erica Steinke, Mr. Steinke’s spouse, prior to closing of the Proposed Transaction. Erica Steinke will also hold 1,000,000 shares of the Resulting Issuer.

(3)

The number of shares disclosed in this column assumes completion of the Proposed Transaction and the Consolidation as described above.

(4)

This percentage does not reflect the additional 1,000,000 shares held by Erica Steinke.

Directors and Officers

The names of the directors and officers of the Resulting Issuer, their municipalities of residence, their positions with the Resulting Issuer, the periods served as a director of San Antonio or R2, the number and percentage of voting securities of the Resulting Issuer proposed to be beneficially owned by them, directly or indirectly, or over which control or direction is proposed to be exercised, and their principal occupations during the past five years are as follows:

Name and Municipality of Residence	Principal Occupation	Position with the Resulting Issuer	Director Since	Number of Voting Securities Owned or Over Which Control or Direction is Exercised(1)
Craig Steinke Ferndale, WA	Chief Executive Officer of R2	Chief Executive Officer and Director	closing of the Proposed Transaction	5,229,737(3)
Christopher I. Dyakowski Vancouver, BC	Self-Employed Professional Geoscientist (mining & exploration)	Director	November 7, 2011	129,000(2)
Gordon Keep Vancouver, BC	Chief Executive Officer of Fiore Management & Advisory Corp.	Director	closing of the Proposed Transaction	448,691(2)(4)
Ian W. Telfer West Vancouver, BC	Chairman of the Board of Goldcorp Inc.	Director	closing of the Proposed Transaction	8,120,356(2)
Jeremy Crichton Vancouver, BC	VP of Fiore Management & Advisory Corp.	Chief Financial Officer	n/a	50,000(2)
Carmen Etchart Surrey, BC	Office Manager	Corporate Secretary	n/a	120,000

Notes:

(1)

The number of shares disclosed in this column assumes completion of the Proposed Transaction and the Consolidation as described above and exercise of the option described in (2) below.

(2)

Messrs. Telfer (600,000), Keep (101,500) and Crichton (50,000) have an option to purchase San Antonio Shares at $0.20 after the closing of the Proposed Transaction.  Mr. Dyakowski is the seller of 337,500 of the aforementioned shares.

(3)

This number does not include the 414,501 shares held by Reconnaissance USA, a corporation controlled by Mr Steinke. These 414,501 shares are expected to be transferred to Erica Steinke, Mr. Steinke’s spouse, prior to closing of the Proposed Transaction. Erica Steinke will also hold 1,000,000 shares of the Resulting Issuer.

(4)

347,191 of those shares are held through Fiore Management & Advisory Corp. of which Mr. Keep is the Chief Executive Officer.

- 50 -

Following completion of the Proposed Transaction, 14,097,784 San Antonio Shares will be beneficially owned, directly or indirectly, or control or direction will be exercised by, the directors and officers of the Resulting Issuer as a group, representing approximately 30% of the San Antonio Shares anticipated to be then outstanding.

Below is a description of the experience of the proposed directors and officers of the Resulting Issuer.

Craig Steinke (age: 56), Chief Executive Officer and Director

Mr. Steinke is a co-founder, Chief Executive Officer and director of R2. He has over 20 years of experience in the global oil and gas industry, specializing in property acquisitions and resource development. During his career, Mr. Steinke has contributed to the acquisition, development and financing of over 25 million acres of domestic and international petroleum and natural gas rights. He has also initiated and developed several unconventional resource companies, with a focus on shale gas. Most recently, Mr. Steinke was Executive Chairman and Chief Executive Officer of Realm Energy International Corporation (“Realm Energy”), a Canadian energy company focused on exploration and development of shale plays in Europe and emerging markets.

Mr. Steinke is educated in Petroleum Land Management and received certification with the CWC School of Energy (London, England) in World Fiscal Systems for Oil and Gas. He is also a member of the Association of International Petroleum Negotiators, an organization that enhances the professionalism of cross-border energy negotiators worldwide.

Mr. Steinke’s responsibilities with the Resulting Issuer will be as Chief Executive Officer and as a director. He will devote his time as needed to the Resulting Issuer.

Ian W. Telfer (age: 68), Director

Mr. Telfer has over 25 years experience in the mining industry, with a focus on the precious metals sector. Mr. Telfer serves as Chairman of the Board of Goldcorp Inc., one of the largest and fastest growing gold mining companies in the world. He has also served as director and/or officer of several Canadian and International mining companies, including Uranium One Inc., New Gold Inc. and Peak Gold Ltd.

Mr. Telfer is the former Chairman of the World Gold Council, an organization comprised of representatives from the world’s leading gold mining companies. He has received special achievement awards from various organizations, including the Prospectors and Developers Association of Canada, Ernst & Young Entrepreneur of the Year, and the BC & Yukon Chamber of Mines.

Mr. Telfer is a Chartered Accountant. He holds a Bachelor of Arts degree from the University of Toronto and a Masters in Business Administration from the University of Ottawa.

Mr. Telfer’s responsibilities with the Resulting Issuer will be as a director guiding the Resulting Issuer’s operations. He will devote his time as needed to the Resulting Issuer.

Gordon Keep (age: 57), Director

Mr. Keep has extensive business experience in investment banking and creating publically traded natural resource companies. He is the Chief Executive Officer of Fiore Management & Advisory Corp., a financial advisory firm. He also currently serves as director and/or officer for several junior mining and junior oil and gas companies, including Klondike Gold Corp., Oceanic Iron Ore Corp., Catalyst Copper Corp., Encanto Potash Corp. and Petromanas Energy Inc.

Mr. Keep is a Professional Geologist in the Province of British Columbia. He holds a Bachelor of Science in Geological Sciences from Queen’s University and a Masters of Business Administration from the University of British Columbia.

Mr. Keep’s responsibilities with the Resulting Issuer will be as a director. He will devote his time as needed to the Resulting Issuer.

- 51 -

Christopher I. Dyakowski (age: 62), Director

Mr. Dyakowski is a Mining Exploration Geologist and Consultant with over 35 years of experience in his profession. He also has extensive business, management and leadership experience in the mining and oil and gas sectors. Mr. Dyakowski is currently the Chief Executive Officer and President at San Antonio Ventures Inc. and has served as a director and/or officer of several other public companies, including San Marco Resources Ltd. and Orofino Minerals Inc.

Mr. Dyakowski has been a member in good standing of the Association of Professional Engineers and Geoscientists of British Columbia since 1992. He holds a Bachelor of Science in Geology from the University of British Columbia.

Mr. Dyakowski’s responsibilities with the Resulting Issuer will be as a director.  He will devote his time as needed to the Resulting Issuer.

Jeremy Crichton (age: 33), Chief Financial Officer

Mr. Crichton has extensive experience in senior financial capacities with natural resource companies. He is Vice President Corporate Finance of Fiore Management & Advisory Corp., a private financial advisory firm and also serves as Chief Financial Officer of several junior natural resource companies. Previously, he worked in the audit practice of Deloitte and Touche LLP. Mr. Crichton is a Chartered Accountant and holds a Bachelor of Commerce degree from the University of Victoria.

Mr. Crichton’s responsibilities with the Resulting Issuer will be as Chief Financial Officer. He will devote his time as needed to the Resulting Issuer.

Carmen Etchart (age: 47), Corporate Secretary

Ms. Etchart has over 20 years of experience in senior administration and foreign relations, with expertise in project and event coordination and execution. Ms. Etchart serves as Corporate Secretary for R2. She has also served as Corporate Secretary for several publically traded junior oil and gas exploration companies in North America, including Realm Energy. Since 2004, Ms. Etchart has also served as Office Manager for Reconnaissance Energy Corporation.

Ms. Etchart’s responsibilities with the Resulting Issuer will be as Corporate Secretary. She will devote her time as needed to the Resulting Issuer.

Other Resulting Issuer Experience

The following table sets out the proposed directors and officers of the Resulting Issuer that are, or have been, within the last five years, directors, officers or promoters of other issuers that are or were reporting issuers:

Name	Name of Reporting Issuer	Trading Market	Position	From	To
Ian W. Telfer	Uranium One Inc.	Previously TSX	Director, Officer	April 20, 2007	Present
	Goldcorp Inc.	TSX	Chairman, Director	February 24, 2005	Present
	New Gold Inc.	TSX	Director	June 30, 2008	May 4, 2011
	Sprott Inc.	TSX	Director	March 10, 2008	January 19, 2010
Gordon Keep	Klondike Gold Corp.	TSXV	Director	December 4, 2013	Present
	Tapango Resources Ltd.	TSXV	Chief Financial Officer & Secretary	February 13, 2007	April 17, 2013
	Pacific Topaz Resources Ltd.	TSXV	Chief Financial Officer & Secretary	March 15, 2011	April 17, 2013
	Royce Resources Corp.	TSXV	Chief Financial Officer & Secretary	March 1, 2011	April 17, 2013
	Cannon Point Resources Ltd.	TSXV	Director and Chief Executive Officer	July 28, 2009	April 17, 2013
	Skyridge Resources Ltd.	TSXV	Director	December 19, 2007	April 17, 2013
	PNO Resources Ltd.	TSXV	President & Director	July 9, 2007	April 17, 2013
	Oceanic Iron Ore Corp.	TSXV	Director	September 27, 2010	Present
			Interim Chief Financial Officer & Secretary	September 27, 2010	January 4, 2011
	Encanto Potash Corp.		Director	December 18, 2008	Present
			Chairman	October 6, 2009	Present
	Catalyst Copper Corp.	TSXV	Director	April 25, 2008	Present
	Petroamerica Oil Corp.	TSXV	Chief Financial Officer	January 16, 2008	October 23, 2009
			Secretary	January 16, 2008	August 13, 2014
	Petromanas Energy Inc.	TSXV	Chief Financial Officer	November 29, 2006	February 24, 2010
			Secretary	November 29, 2006	June 13, 2011
			Director	December 15, 2009	February 24, 2010
			Director	August 24, 2010	Present
	Rusoro Mining Ltd.	TSXV	Director	July 18, 2006	Present
	Peregrine Diamonds Ltd.	TSX	Director	February 02, 2005	Present
	Uracan Resources Ltd.	TSXV	President & Director	November 21, 2003	Present
	Eastern Platinum Limited	TSX JSE AIM	Director	November 5, 2003	Present
	Prima Colombia Hardwood Inc.	TSXV	President	July 4, 2007	September 21, 2010
			Director	July 4, 2007	June 5, 2013
	Peregrine Metals Ltd.	TSX	Director	June 26, 2009	October 4, 2011
	International LMM Ventures Corp.	TSXV	Director	December 23, 2009	April 18, 2011
	Westward Explorations Ltd.	TSXV	Director	May 13, 2008	March 31, 2011
	Etruscan Resources Inc.	TSX	Director	October 23, 2009	September 10, 2010
	Petro Vista Energy Corp.	TSXV	Director	October 9, 2009	August 20, 2010
Craig Steinke	Realm Energy International Corporation	TSXV	Director	October 9, 2009	November 10, 2011
	Unbridled Energy Corporation	TSXV	Director, Officer	March 16, 2006	February 11, 2010
Christopher I. Dyakowski	San Antonio Ventures Inc.	TSXV	Director	November 7, 2011	Present
	Noram Ventures Inc.	TSXV	Director	August 4, 2011	Present
	Orofino Minerals Inc.	TSXV	Director	September 7, 2010	May 23, 2013
	Revolver Resources Inc.	TSXV	Director	March 16, 2011	October 11, 2012
	San Marco Resources Inc.	TSXV	Director	December 18, 2007	May 2, 2011
	Discovery Ventures Inc.	TSXV	Director	October 30, 2009	November 17, 2010
	First Potash Corp.	TSXV	Director	May 30, 2008	January 25, 2010
	Bold Ventures Inc.	TSXV	Director	February 26, 2007	October 22, 2009
Carmen Etchart	Realm Energy International Corporation	TSXV	Officer	October 9, 2009	November 10, 2011
	Unbridled Energy Corporation	TSXV	Officer	May 15, 2006	February 11, 2010
Jeremy Crichton	Klondike Gold Corp.	TSXV	Officer	January 14, 2014	Present
	Catalyst Copper Corp.	TSXV	Officer	March 20, 2014	Present
	Uracan Resources Ltd.	TSXV	Officer	April 2, 2013	Present
	Rusoro Mining Ltd.	TSXV	Officer	September 6, 2013	Present

Conflicts of Interest

There are no existing material conflicts of interest between the Resulting Issuer and a proposed director, officer or promoter of the Resulting Issuer. All of the directors, officers and promoters are engaged in and will continue to be engaged in corporations or businesses which may be in competition with the business of the Resulting Issuer. Accordingly, conflicts of interest between a director, officer and/or promoters and the Resulting Issuer may arise, if any, will be subject to the procedures and remedies as provided under the BCBCA.

- 54 -

Corporate Cease Trade Orders or Bankruptcies

During the past ten years, none of the proposed directors, officers and promoters of the Resulting Issuer or a securityholder anticipated to hold a sufficient number of securities of the Resulting Issuer to affect materially control of the Resulting Issuer were directors, officers or promoters of any person or company that, while that person was acting in that capacity, was the subject of a cease trade order or similar order or an order that denied the other issuer access to any exemptions under applicable securities law for a period of more than 30 consecutive days, or became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, other than Gordon Keep, who was a director of Rusoro Mining Ltd. (“Rusoro”) on May 21, 2013 when the British Columbia Securities Commission (“BCSC”) issued a cease trade order against Rusoro for failure to file its audited financial statements for the year ended December 31, 2012 and related MD&A.  On June 5, 2013 and June 7, 2013, respectively, similar cease trade orders were issued against Rusoro by the Ontario Securities Commission (“OSC”) and the Authorite des Marches Financiers (“AMF”).  On August 21, 2013 (BCSC), August 28, 2013 (AMF) and September 4, 2013 (OSC) granted full revocations of the cease trade order issued by each of them.  Rusoro was unable to file its December 31, 2012 financial statements and MD&A by the required filing deadline because it experienced significant delays in preparing them due to the nationalization by the Venezuelan government of Rusoro’s gold mining assets in Venezuela.

Penalties or Sanctions

None of the proposed directors, officers or promoters of the Resulting Issuer or a securityholder anticipated to hold a sufficient number of securities of the Resulting Issuer to affect materially control of the Resulting Issuer has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority, has entered into a settlement agreement with a securities regulatory authority, or has been subject to any other penalties or sanctions imposed by a court or regulatory body, including a self-regulatory body, that would be likely to be considered important to a reasonable securityholder, other than Ian W. Telfer, who entered into a settlement agreement with staff of the OSC in September 2013 with respect to allegations that he acted contrary to the public interest in connection with a share transaction in 2008. Mr. Telfer cooperated fully with staff and, pursuant to the settlement agreement, paid $200,000 towards the costs of the investigation.

Personal Bankruptcies

None of the proposed directors, officers or promoters of the Resulting Issuer, or a securityholder anticipated to hold a sufficient number of securities of the Resulting Issuer to affect materially control of the Resulting Issuer or a personal holding company of any such persons has, within the preceding ten years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his or her assets.

Promoter Consideration

No person or company will be a promoter of the Resulting Issuer, or has been within the two years immediately preceding the date of this Filing Statement, a promoter of San Antonio, R2 or a subsidiary of either.

Members of the board of directors of the Resulting Issuer will also be eligible for the grant of stock options, as and when appropriate.

Indebtedness of Directors and Officers

No director or officer of San Antonio or R2 or person proposed to be a director or officer of the Resulting Issuer or person who was a director or officer of San Antonio or R2 in the most recently completed financial year of San Antonio or R2, or any Associate of any such individual, is indebted to R2 or San Antonio or has any indebtedness to another entity which is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by R2 or San Antonio.

Investor Relations Arrangements

No written or oral agreement or understanding has been reached with any person to provide any promotional or investor relations activities for the Resulting Issuer following completion of the Proposed Transaction.

Options to Purchase Securities

The following table sets forth all options of the Resulting Issuer to be outstanding, including Replacement Options expected to be issued in connection with the completion of the Proposed Transaction, as of the completion of the Proposed Transaction and Consolidation:

- 55 -

Persons who have received Options (as a group)	Designation and Number of Securities Under Option	Purchase Price of Securities Under Option	Market Value of Securities Under Option on the Date of Grant
Proposed Directors and Officers of the Resulting Issuer or its subsidiaries (6 persons)	395,000 Resulting Issuer Shares	$0.25	$0.25
	2,355,000 Resulting Issuer Shares	$0.30	$0.30
Consultants	751,000 Resulting Issuer Shares	$0.25	$0.25
	400,000 Resulting Issuer Shares	$0.30	$0.30

Stock Option Plan

Upon and subject to the approval of the Stock Option Plan Resolution, the Resulting Issuer expects to adopt the New San Antonio Option Plan.

Some of the key provisions of the New San Antonio Option Plan management expects to ask San Antonio Shareholders to adopt include the following:

(a)

the New San Antonio Option Plan reserves, for issuance pursuant to the exercise of stock options, a maximum number of Resulting Issuer Shares equal to up to a maximum of 10% of the issued Resulting Issuer Shares at the time of any stock option grant;

(b)

under Exchange policy, an Optionee must either be an Eligible Charitable Organization or a Director, Employee or Consultant of the Resulting Issuer at the time the option is granted in order to be eligible for the grant of a stock option to the optionee;

(c)

the aggregate number of options granted to any one Person (and companies wholly owned by that Person) in a 12 month period must not exceed 5% of the issued Resulting Issuer Shares calculated on the date an option is granted to the Person (unless the Resulting Issuer has obtained the requisite Disinterested Shareholder Approval);

(d)

the aggregate number of options granted to any one Consultant in a 12 month period must not exceed 2% of the issued Resulting Issuer Shares, calculated at the date an option is granted to the Consultant;

(e)

the aggregate number of options granted to all Persons retained to provide Investor Relations Activities must not exceed 2% of the issued Resulting Issuer Shares in any 12 month period, calculated at the date an option is granted to any such Person;

(f)

options issued to Persons retained to provide Investor Relations Activities must vest in stages over a period of not less than 12 months with no more than 1/4 of the options vesting in any 3 month period;

(g)

the minimum exercise price per Resulting Issuer Share of a stock option must not be less than the Market Price of the Resulting Issuer Shares,  subject to a minimum exercise price of $0.05;

(h)

options can be exercisable for a maximum of 10 years from the date of grant (subject to extension where the expiry date falls within a “blackout period” (see (o) below);

(i)

stock options (other than options held by a person involved in investor relations activities) will cease to be exercisable 90 days after the optionee ceases to be a Director (which term includes a senior officer), Employee, Consultant, Eligible Charitable Organization or Management Company Employee otherwise than by death, or for a “reasonable period” after the optionee ceases to serve in such capacity, as determined by the board of directors of the Resulting Issuer.  Stock options granted to persons involved in Investor Relations Activities will cease to be exercisable 30 days after the optionee ceases to serve in such capacity otherwise than by death, or for a “reasonable period” after the optionee ceases to serve in such capacity, as determined by the board of directors of the Resulting Issuer;

- 56 -

(j)

all options are non-assignable and non-transferable;

(k)

Disinterested Shareholder Approval will be obtained for any reduction in the exercise price of a stock option if the optionee is an Insider of the Resulting Issuer at the time of the proposed amendment;

(l)

the New San Antonio Option Plan contains provisions for adjustment in the number of Resulting Issuer Shares or other property issuable on exercise of a stock option in the event of a share consolidation, split, reclassification or other capital reorganization, or a stock dividend, amalgamation, merger or other relevant corporate transaction, or any other relevant change in or event affecting the Resulting Issuer Shares;

(m)

upon the occurrence of an Accelerated Vesting Event (as defined in the New San Antonio Option Plan), the Board will have the power, at its sole discretion and without being required to obtain the approval of Shareholders or the holder of any stock option, to make such changes to the terms of stock options as it considers fair and appropriate in the circumstances, including but not limited to: (a) accelerating the vesting of stock options, conditionally or unconditionally; (b) terminating every stock option if under the transaction giving rise to the Accelerated Vesting Event, options in replacement of the stock options are proposed to be granted to or exchanged with the holders of stock options, which replacement options treat the holders of stock options in a manner which the Board considers fair and appropriate in the circumstances having regard to the treatment of holders of Resulting Issuer Shares under such transaction; (c) otherwise modifying the terms of any stock option to assist the holder to tender into any take-over bid or other transaction constituting an Accelerated Vesting Event; or (d) following the successful completion of such Accelerated Vesting Event, terminating any stock option to the extent it has not been exercised prior to successful completion of the Accelerated Vesting Event.  The determination of the Board in respect of any such Accelerated Vesting Event will for the purposes of the New San Antonio Option Plan be final, conclusive and binding;

(n)

in connection with the exercise of an option, as a condition to such exercise the Resulting Issuer will require the optionee to pay to the Resulting Issuer an amount as necessary so as to ensure that the Resulting Issuer is in compliance with the applicable provisions of any federal, provincial or local laws relating to the withholding of tax or other required deductions relating to the exercise of such option; and

(o)

an option will be automatically extended past its expiry date if such expiry date falls within a blackout period during which the Resulting Issuer prohibits optionees from exercising their options, subject to the following requirements: (a) the blackout period must (i) be formally imposed by the Resulting Issuer pursuant to its internal trading policies; and (ii) must expire upon the general disclosure of undisclosed Material Information; and (b) the automatic extension of an optionee’s option will not be permitted where the optionee or the Resulting Issuer is subject to a cease trade order (or similar order under Securities Laws) in respect of the Resulting Issuer’s securities.

In this section the terms “Consultant”, “Director”, “Disinterested Shareholder Approval”, “Eligible Charitable Organization”, “Employee”, “Investor Relations Activities”, “Management Company Employee”, “Market Price”, “Material Information”, “Person” and “Securities Laws” all have the same definition as in the policies of the TSXV.

Pursuant to the Board’s authority to govern the implementation and administration of the New San Antonio Option Plan, all previously granted and outstanding stock options will be governed by the provisions of the New San Antonio Option Plan.

Escrow and Seed Share Restrictions

IPO Escrow Securities

An aggregate of 367,500 San Antonio Shares are currently held in escrow with the Transfer Agent under the provisions of the IPO Escrow Agreement to be released on November 3, 2014.

- 57 -

The following table sets out, as of the date hereof and to the knowledge of San Antonio, the name and municipality of residence of the securityholders whose San Antonio Shares are held in escrow with the Escrow Agent under the provisions of the IPO Escrow Agreement.

Prior to Giving Effect to the Proposed Transaction and R2 Concurrent Placement				After Giving Effect to the Proposed Transaction and R2 Concurrent Placement
Name and Municipality of Residence of Shareholder	Class of Shares	Number of Securities held in Escrow	Percentage of Class	Number of Securities to be held in Escrow	Percentage of Class
Christopher I. Dyakowski Vancouver, BC	Common	135,000	1.4	67,500	0.1
Stephen P. Kenwood White Rock, BC	Common	105,000	1.1	52,500	0.1
Sandra Morton(1) Vancouver, BC	Common	63,750	0.7	31,875	0.1
Sandra Morton (1) Vancouver, BC	Common	63,750	0.7	31,875	0.1
Total:		367,500	3.9	183,750	0.4

Notes: (1) As transferee from the estate of William E. Schmidt.

Other than as set out above, none of the San Antonio Shares are subject to escrow or subject to any pooling agreement.

RTO Escrow Shares

None of the R2 Shares are currently held in escrow or subject to any pooling agreement.

In accordance with the policies of the Exchange, a portion of the Resulting Issuer Shares to be received by certain R2 Principals, aggregating 13,077,672 Resulting Issuer Shares (the “RTO Escrow Shares”), will be required to be placed in escrow pursuant to the RTO Escrow Agreement, as detailed in the following table:

After Giving Effect to the Proposed Transaction (including the Consolidation)(3)
Name and Municipality of Residence of Shareholder	Class of Shares	Number of Securities held in Escrow(2)	Percentage of Class
Ian W. Telfer(1) West Vancouver, BC	Common	6,600,100	14.0%
Craig Steinke Ferndale, WA	Common	5,063,071	10.7%
Erica Steinke Ferndale, WA	Common	1,414,501(4)	3%
Total:		13,077,762	27.7%

Notes: (1) The totals above include the following amounts: Mr. Telfer has an option to purchase 600,000 San Antonio Shares at $0.20 after the closing of the Proposed Transaction which will be subject to escrow.
(2) Computershare Investor Services Inc. has agreed to act as escrow agent in respect of the securities to be held in escrow.
(3) The totals above reflect the numbers of Resulting Issuer Shares to be held in escrow pursuant to the RTO Escrow Agreement after giving effect to the Consolidation.

(4) Includes 414,501 shares held by Reconnaissance USA, a corporation controlled by Mr Steinke. These 414,501 shares are expected to be transferred to Erica Steinke, Mr. Steinke’s spouse, prior to closing of the Proposed Transaction.

- 58 -

The RTO Escrow Shares will be released from escrow as follows:

10%	at the time of the Final Exchange Bulletin
15%	6 months from the Final Exchange Bulletin
15%	12 months from the Final Exchange Bulletin
15%	18 months from the Final Exchange Bulletin
15%	24 months from the Final Exchange Bulletin
15%	30 months from the Final Exchange Bulletin
15%	36 months from the Final Exchange Bulletin

Auditors

Upon completion of the Proposed Transaction, the Resulting Issuer’s auditor will be MNP LLP, Chartered Accountants, at Suite 100 – 1055 Dunsmuir Street, P.O. Box 49148, Vancouver, British Columbia, V7X 1J1.

Transfer Agent and Registrar

The Resulting Issuer’s registrar and transfer agent will be Computershare Investor Services Inc. at its office in Vancouver, British Columbia.

PART V: RISK FACTORS

Risk Factors Related to the Proposed Transaction

Failure to Obtain all Regulatory Requirements for Completion of the Proposed Transaction

Completion of the Proposed Transaction is subject to, among other things, the acceptance of the Exchange and the receipt of all necessary regulatory and San Antonio Shareholder and R2 Shareholder approvals.  There can be no certainty, nor can either party provide any assurance, that these conditions will be satisfied or, if satisfied, when they will be satisfied.  The requirement to take certain actions or to agree to certain conditions to satisfy such requirements or obtain any such approvals may have a material adverse effect on the business and affairs of San Antonio, R2 or the Resulting Issuer or the trading price of the Resulting Issuer Shares after completion of the Proposed Transaction.  Unless the failure to obtain required regulatory or third party approvals or consents would have a material adverse effect on either San Antonio or R2 or, upon completion of the Proposed Transaction, the Resulting Issuer, the parties will be required to complete the Proposed Transaction notwithstanding the failure to receive such consents and approvals.

The Amalgamation Agreement may be Terminated in Certain Circumstances

Each of San Antonio and R2 has the right to terminate the Amalgamation Agreement in certain circumstances.  Accordingly, there is no certainty, nor can either party provide any assurance, that the Amalgamation Agreement will not be terminated before the completion of the Amalgamation.  In addition, the completion of the Amalgamation is subject to a number of conditions precedent, certain of which are outside the control of San Antonio and R2.  There is no certainty, nor can either party provide any assurances, that these conditions will be satisfied.

The Second Release Condition may not be Satisfied

Unless the Second Release Condition is satisfied, 50% of the Escrowed Proceeds will be returned to the holders of the Replacement Subscription Receipts.  This will have a material adverse effect on the financial condition of the Resulting Issuer.  This may cause the Resulting Issuer to be unable to carry on its business in the manner currently contemplated by management.

Change of Shareholder Influence

Immediately after the completion of the Proposed Transaction, former R2 Shareholders will own approximately 90% of the Resulting Issuer Shares on a non-diluted basis.  Former R2 Shareholders will be in a position to exercise significant influence over all matters requiring shareholder approval, including the election of directors, determination of significant corporate actions, amendments to the Resulting Issuer’s articles of incorporation and the approval   of any business combinations, mergers or takeover attempts, in a manner that could conflict with the interests of other shareholders.  Although there are no agreements or understandings among the R2 Shareholders of which R2 or San Antonio is aware as to voting, if they voted in concert they would exert more influence over the Resulting Issuer than would the former San Antonio Shareholders.

- 59 -

Following Completion of the Amalgamation, the Resulting Issuer may Issue Additional Equity Securities

Following completion of the Amalgamation, the Resulting Issuer may issue equity securities to finance its activities, including in order to finance acquisitions.  If the Resulting Issuer were to issue common shares, existing holders of such shares may experience dilution in the Resulting Issuer.  Moreover, if the Resulting Issuer’s intention to issue additional equity securities becomes publicly known, the Resulting Issuer’s share price may be materially adversely affected.

General Risks

Limited Operating History

Neither of San Antonio nor R2 has any history of earnings, and the Resulting Issuer will have no history of earnings or profitability.  Upon the completion of the Proposed Transaction, the Resulting Issuer may not have identified and secured the right to explore for oil and gas on a property that will be material to the Resulting Issuer. The likelihood of success of the Resulting Issuer must be considered in light of the problems, expenses, difficulties, complication and delays frequently encountered in connection with the establishment of any business. The Resulting Issuer will have limited financial resources and there is no assurance that additional funding will be available to it for further operations or to fulfill its obligations under applicable agreements. There is no assurance that the Resulting Issuer will be able to generate revenues, operate profitably, or provide a return on investment, or that it will successfully implement its plans.

Negative Operating Cash Flow and Dependence on Third Party Financing

Neither San Antonio nor R2 has a source of operating cash flow and there can be no assurance that the Resulting Issuer will ever achieve profitability. Accordingly, it is dependent on third party financing to continue exploration activities, maintain capacity and satisfy contractual obligations. The amount and timing of expenditures will depend on a number of factors, including in material part the progress of ongoing exploration, the results of consultants’ analyses and recommendations, the rate at which operating losses are incurred, the entering into of any strategic partnerships and the acquisition of additional property interests. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of the Resulting Issuer’s properties or require it to sell, one or more of its properties.

Uncertainty of Additional Funding

As stated above, the Resulting Issuer will be dependent on third party financing, whether through debt, equity, or other means. There is no assurance that it will be successful in obtaining required financing in the future or that such financing will be available on terms acceptable to the Resulting Issuer. Volatile gold markets, a claim against the Resulting Issuer, a significant event disrupting the Resulting Issuer’s business, or other factors may make it difficult or impossible to obtain financing through debt, equity, or other means on favourable terms, or at all. In addition, any future financing may also be dilutive to existing shareholders of the Resulting Issuer.

Competitive Conditions

The Resulting Issuer will actively compete for resource acquisitions, exploration leases, licenses and concessions and skilled industry personnel with a substantial number of other oil and gas companies, many of which have significantly greater financial resources than the Resulting Issuer. The Resulting Issuer’s competitors will include major integrated oil and natural gas companies and numerous other independent oil and natural gas companies and individual producers and operators.

- 60 -

Reliance Upon Management

The Resulting Issuer will be dependent upon the continued support and involvement of its principals and management.  Should the Resulting Issuer lose the services of one or more of the principals or management, the ability of the Resulting Issuer to achieve its objectives could be adversely affected.

Title to Properties

The Resulting Issuer will diligently investigate all title matters concerning the ownership of all oil and gas claims and plans to do so for all new claims and rights to be acquired. The Resulting Issuer’s oil and gas properties may be affected by undetected defects in title, such as the reduction in size of the oil and gas titles and other third party claims affecting the Resulting Issuer’s interests.  Maintenance of such interests is subject to ongoing compliance with the terms governing such oil and gas titles.  Oil and gas properties sometimes contain claims or transfer histories that examiners cannot verify.  A successful claim that the Resulting Issuer does not have title to any of its oil and gas properties could cause the Resulting Issuer to lose any rights to explore, develop and extract any oil and gas on that property, without compensation for its prior expenditures relating to such property.

Conflicts of Interest

Directors of the Resulting Issuer may become directors of other reporting companies or have significant shareholdings in other resource companies and, to the extent that such other companies may participate in ventures in which the Resulting Issuer may participate, the directors of the Resulting Issuer may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation.  The Resulting Issuer and its directors will attempt to minimize such conflicts.  In the event that such a conflict of interest arises at a meeting of the directors of the Resulting Issuer, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms.  In appropriate cases the Resulting Issuer will establish a special committee of independent directors to review a matter in which several directors, or management, may have a conflict.  Conflicts, if any, will be subject to the procedures and remedies as provided under the BCBCA. The provisions of the BCBCA require a director or officer of a corporation who has a material interest in a contract or transaction of the corporation, or a director or  officer of a corporation who is a director or officer of or has a material interest in a person who has a material interest in a contract or transaction with the corporation, to disclose his or her interest and, in the case of directors, to refrain from voting on any matter in respect of such contract unless permitted under the BCBCA, as the case may be.  Other than as indicated, the Resulting Issuer has no other procedures or mechanisms to deal with conflicts of interest.

Permits and Licences

The operations of the Resulting Issuer will require licences and permits from various governmental and non-governmental authorities. The Resulting Issuer will obtain all necessary licences and permits required to carry on with activities which it proposes to conduct under applicable laws and regulations. However, such licences and permits are subject to changes in regulations and in various operating circumstances. There can be no assurance that the Resulting Issuer will be able to obtain all necessary licences and permits required to carry out exploration, development and extraction operations on its oil and gas properties.

Environmental and other Regulatory Requirements

Environmental and other regulatory requirements affect the current operations of San Antonio and R2 and the future operations of the Resulting Issuer, including exploration and development activities and commencement of production on the Resulting Issuer’s oil and gas properties, require permits from various federal and local governmental authorities and such operations are and will be governed by laws and regulations governing exploration, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. San Antonio and R2 believe they are in substantial compliance with all material laws and regulations which currently apply to their respective activities.  Companies engaged in the development and operation of mines and related facilities often experience increased costs, and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits.

- 61 -

Additional permits and studies, which may include environmental impact studies conducted before permits can be obtained, may be necessary prior to operation of the Resulting Issuer’s oil and gas properties and there can be no assurance that the Resulting Issuer will be able to obtain or maintain all necessary permits that may be required to commence construction, development or operation of oil and gas extraction facilities at the Resulting Issuer’s oil and gas properties on terms which enable operations to be conducted at economically justifiable costs.

Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in oil and gas operations may be required to compensate those suffering loss or damage by reason of the oil and gas exploration activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations and, in particular, environmental laws.

Amendments to current laws, regulations and permits governing operations and activities of oil and gas companies, or more stringent implementation thereof, could have a material adverse impact on the Resulting Issuer and cause increases in capital expenditures or production costs or reductions in levels of production at producing properties or require abandonment or delays in development of new oil and gas properties.

Political Regulatory Risks

Any changes in government policy may result in changes to laws affecting ownership of assets, exploration policies, monetary policies, taxation, rates of exchange, environmental regulations, labour relations and return of capital. This may affect both the Resulting Issuer’s ability to undertake exploration and development activities in respect of present and future properties in the manner currently contemplated, as well as its ability to continue to explore, develop and operate those properties in which it has an interest or in respect of which it has obtained exploration and development rights to date. The possibility that future governments may adopt substantially different policies, which might extend to expropriation of assets, cannot be ruled out.

Competition

Significant competition exists for oil and gas opportunities.  As a result of this competition, some of which is with large established oil and gas companies with substantial capabilities and greater financial and technical resources than the Resulting Issuer, the Resulting Issuer may be unable to acquire additional attractive oil and gas properties on terms it considers acceptable.

Volatility of Share Price

In recent years, the securities markets in the United States and Canada, and the Exchange in particular, have experienced a high level of price and volume volatility, and the market prices of securities of many companies have experienced wide fluctuations in price that have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that continual fluctuations in price will not occur. It may be anticipated that any quoted market for the Resulting Issuer’s shares will be subject to market trends and conditions generally, notwithstanding any potential success of the Resulting Issuer in creating revenues, cash flows or earnings.

Liquidity

The Resulting Issuer cannot predict at what prices the Resulting Issuer Shares will trade upon completion of the Proposed Transaction, and there can be no assurance that an active trading market in the Resulting Issuer Shares will develop or be sustained.  Acceptance of the Exchange has not yet been obtained.  There is a significant liquidity risk associated with an investment in the Resulting Issuer Shares.

Dividends

At the present time it is unlikely shareholders will receive a dividend on the Resulting Issuer shares.

Oil and Gas Related Risks

Time Constraints on Exploration Activities

The Resulting Issuer’s rights to exploit its oil and natural gas assets will be limited in time. There is no guarantee or assurance that such rights can be extended or that new rights can be obtained to replace any rights that expire.

- 62 -

Oil and Gas Reserves

The Resulting Issuer will be in the business of exploring for oil and natural gas,. Oil and gas exploration involves a high degree of risk that the exploration will not yield positive results. These risks are more acute in the early stages of exploration. The Resulting Issuer has not discovered any reserves, and it cannot guarantee that it ever will in the future. Even if the Resulting Issuer succeeds in discovering oil or gas reserves, these reserves may not be in commercially viable quantities or locations. Until it discovers such reserves, it will not be able to generate any revenues from their exploitation and development. If it is unable to generate revenues from the development and exploitation of oil and gas reserves, the Resulting Issuer will be forced to change its business or cease operations.

Exploration

The exploration of oil and natural gas deposits involve a number of uncertainties that even thorough evaluation, experience and knowledge of the industry cannot eliminate. It is impossible to guarantee that the exploration programs on the Resulting Issuer’s properties will generate economically recoverable reserves. The commercial viability of a new hydrocarbon pool is dependent upon a number of factors which are inherent to reserves, such as the content and the proximity of infrastructure, as well as oil and natural gas prices which are subject to considerable volatility, regulatory issues such as price regulation, taxes, royalties, land tax, import and export of oil and natural gas, and environmental protection issues. The individual impact generated by these factors cannot be predicted with any certainty but, once combined, may result in non-economical reserves. The Resulting Issuer will remain subject to normal risks inherent to the oil and natural gas industry such as unusual and unexpected geological changes in the parameters and variables of the petroleum system and operations.

Future oil and natural gas exploration may involve unprofitable efforts, not only from dry wells, but also from wells that are productive but do not produce sufficient net revenues to return a profit after drilling, operating and other costs. Completion of a well does not assure a profit on the investment or recovery of drilling, completion and operating costs. In addition, drilling hazards or environmental damage could greatly increase the cost of operations, and various field operating conditions may adversely affect the production from successful wells. These conditions include delays in obtaining governmental approvals or consents, shut-ins of connected wells resulting from extreme weather conditions, insufficient storage or transportation capacity or other geological and mechanical conditions. While close well supervision and effective maintenance operations can contribute to maximizing production rates over time, production delays and declines from normal field operating conditions cannot be eliminated and can be expected to adversely affect revenue and cash flow levels to varying degrees.

Mining Related Risks

No Known Mineral Reserves or Mineral Resources

There are no known bodies of commercial minerals on San Antonio’s mineral exploration properties. The exploration programs undertaken and proposed constitute an exploratory search for mineral resources and mineral reserves or programs to qualify identified mineralization as mineral reserves. There is no assurance that San Antonio will be successful in its search for mineral resources and mineral reserves.

Exploration Risks

San Antonio’s properties are in early exploration stages and are without a known body of commercially exploitable ore. Exploration for mineral resources involves a high degree of risk and few properties that are explored are ultimately developed into producing mines. The risks and uncertainties inherent in exploration activities include but are not limited to: general economic, market and business conditions, the regulatory process and actions, failure to obtain necessary permits and approvals, technical issues, new legislation, competitive and general economic factors and conditions, the uncertainties resulting from potential delays or changes in plans, the occurrence of unexpected events and management’s capacity to execute and implement its future plans. Discovery of mineral deposits is dependent upon a number of factors, not the least of which are the technical skills of the exploration personnel involved and the capital required for the programs. The cost of conducting exploration programs may be substantial and the likelihood of success is difficult to assess. There is no assurance that San Antonio’s mineral exploration activities will result in any discoveries of new bodies of commercial ore. There is also no assurance that even if commercial quantities of ore are discovered that a new ore body will be developed and brought into commercial production. The commercial viability of a mineral deposit once discovered is also dependent upon a number of factors, most of which factors are beyond the control of San Antonio and may result in the San Antonio not receiving adequate return on investment capital.

- 63 -

PART VI: GENERAL MATTERS

Sponsorship

The Sponsor of the Proposed Transaction is Canaccord Genuity Corp. (the “Sponsor”), whose address is 2200-609 Granville Street, PO Box 10337, Vancouver, British Columbia V7Y 1H2. The Sponsor does not hold any San Antonio Shares or R2 Shares.  Other than as set out above and in its role as sponsor of the Proposed Transaction, the Sponsor has no material relationship with San Antonio or R2.

As consideration for the Sponsor’s services, San Antonio and R2 have agreed to pay the Sponsor a cash fee of $35,000, and to pay the reasonable legal costs and any further expenses incurred by the Sponsor. In exchange, the Sponsor has agreed, subject to its due diligence, to prepare a sponsorship report relating to the Proposed Transaction, in accordance with the requirements of the Exchange.

Other than as set forth herein, San Antonio and R2 have not entered into any written or oral agreement or understanding with any other person or company to provide any sponsorship, corporate finance services, promotional or investor relation services for San Antonio, R2 or their securities. The agreement to sponsor the Proposed Transaction should not be construed as any assurance on the merits of the Proposed Transaction or the likelihood of completion thereof.

Experts

San Antonio engaged Gordon J. Allen, P. Geo. to prepare the Fame Technical Report.  The material under the heading “Part II:  Information Concerning San Antonio Ventures Inc. - Mineral Property” is an extract from the Fame Technical Report.

R2 engaged Chapman Petroleum Engineering Ltd. to prepare the R2 Technical Report. The material under the heading “Part III:  Information Concerning R2 Energy Ltd. – Oil and Gas Properties - Spain” was based on information extracted from the R2 Technical Report.  Chapman Petroleum Engineering Ltd. is the registered owner of 66,687 R2 Shares.

MNP LLP, Chartered Accountants, prepared the audit report for San Antonio dated July 4, 2014, relating to the financial statements of San Antonio for the year ended March 31, 2014 which are attached as Appendix “A”.

Deloitte LLP, Chartered Accountants, prepared the audit report for R2 dated August 14, 2014, relating to the financial statements of R2 for the period from incorporation to December 31, 2013 attached as. Appendix “B”.

Other than as described above, no person or company who is named above as having prepared or certified a part of this Filing Statement or prepared or certified a report or valuation described or included in this Filing Statement has, or will have immediately following completion of the Proposed Transaction, any direct or indirect interest in the property or securities of San Antonio or R2 or any Associate or Affiliate thereof.

- 64 -

ADDITIONAL INFORMATION

Additional information regarding San Antonio is available on SEDAR at www.sedar.com. San Antonio Shareholders can obtain copies of San Antonio’s financial statements and management discussion and analysis of financial results by sending a request in writing to San Antonio at Suite 900, 900 Howe Street, Vancouver, British Columbia, V6Z 2M4. Financial information regarding San Antonio is provided in San Antonio’s audited comparative financial statements for the year ended March 31, 2014 which are available on SEDAR at www.sedar.com and attached hereto as Appendix “A”

Additional information regarding R2 is available by sending a request in writing to R2 at 595 Burrard Street, Suite 3123, PO Box 49139, Vancouver, British Columbia, V7X1J1. Financial information regarding R2 is provided in R2’s financial statements as at and for the financial year ended December 31, 2013 attached hereto as Appendix “B.”

- 65 -

CERTIFICATE OF SAN ANTONIO VENTURES INC.

August 29, 2014

The foregoing constitutes full, true and plain disclosure of all material facts relating to the securities of San Antonio Ventures Inc. assuming completion of the Proposed Transaction.

SAN ANTONIO VENTURES INC.

(signed) “Chris Dyakowski”		(signed) “Kenneth C. Phillippe”
Chief Executive Officer Chris Dyakowski		Chief Financial Officer Kenneth C. Phillippe
On behalf of the San Antonio Board of Directors
(signed) “Stephen P. Kenwood”		(signed) “Thomas Dyakowski”
Director Stephen P. Kenwood		Director Thomas Dyakowski

CERTIFICATE OF R2 ENERGY LTD.

August 29, 2014

The foregoing, as it relates to R2 Energy Ltd. constitutes full, true and plain disclosure of all material facts relating to the securities of R2 Energy Ltd.

R2 ENERGY LTD.

(signed) “Craig Steinke”		(signed) “Ian W. Telfer”
Craig Steinke Chief Executive Officer		Ian W. Telfer Director
On behalf of the R2 Board of Directors

ACKNOWLEDGEMENT – PERSONAL INFORMATION

Dated: August 29, 2014

“Personal Information” means any information about an identifiable individual, and includes information in any Items in the attached Filing Statement that are analogous to Items 4.2, 11, 13.1, 16, 18.2, 19.2, 24, 25, 27, 32.3, 33, 34, 35, 36, 37, 38, 39, 41 and 42 of Form 3B2 – Information Required in an Filing Statement for a Reverse Takeover, as applicable.

The undersigned hereby acknowledges and agrees that it has obtained the express written consent of each individual to:

(a)

the disclosure of Personal Information by the undersigned to the Exchange (as defined in Appendix 6B) pursuant to Form 3B2 – Information Required in an Filing Statement for a Reverse Takeover; and

(b)

the collection, use and disclosure of Personal Information by the Exchange for the purposes described in Appendix 6B or as otherwise identified by the Exchange, from time to time.

(signed) “Christopher I. Dyakowski”
Christopher I. Dyakowski Chief Executive Officer

APPENDIX “A”
AUDITED ANNUAL FINANCIAL STATEMENTS

OF SAN ANTONIO VENTURES INC.

See attached.

A-1

SAN ANTONIO VENTURES INC.

(An exploration stage company)

Financial Statements

(Expressed in Canadian Dollars)

Years ended March 31, 2014 and 2013

Management’s Responsibility for Financial Reporting

To the Shareholders of San Antonio Ventures Inc. (the “Company”):

Management is responsible for the preparation and presentation of the accompanying financial statements, including responsibility for significant accounting judgments and estimates in accordance with International Financial Reporting Standards and ensuring that all information in the annual report is consistent with the statements. This responsibility includes selecting appropriate accounting principles and methods, and making decisions affecting the measurement of transactions in which objective judgment is required.

In discharging its responsibilities for the integrity and fairness of the financial statements, management designs and maintains the necessary accounting systems and related internal controls to provide reasonable assurance that transactions are authorized, assets are safeguarded and financial records are properly maintained to provide reliable information for the preparation of financial statements.

The Board of Directors and Audit Committee are composed primarily of Directors who are neither management nor employees of the Company. The Board is responsible for overseeing management in the performance of its financial reporting responsibilities, and for approving the financial information included in the annual report. The Board fulfils these responsibilities by reviewing the financial information prepared by management and discussing relevant matters with management and external auditors. The Audit Committee has the responsibility of meeting with management and external auditors to discuss the internal controls over the financial reporting process, auditing matters and financial reporting issues. The Board of Directors is also responsible for recommending the appointment of the Company's external auditors.

MNP LLP is appointed by the shareholders to audit the financial statements and report directly to them; their report follows. The external auditors have full and free access to, and meet periodically and separately with, both the Audit Committee and management to discuss their audit findings.

July 4, 2014

“Christopher Dyakowski”	“Stephen Kenwood”
Director	Director

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of San Antonio Ventures Inc.:

(An exploration stage company)

We have audited the financial statements of San Antonio Ventures Inc. (the “Company”), which comprise the statements of financial position as at March 31, 2014 and 2013, and the statements of operations and comprehensive loss, changes in equity, and cash flows for the years then ended and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards (“IFRS”), and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits in accordance with Canadian generally accepted auditing standards.  Those standards require that we comply with ethical requirements and plan and perform an audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error.  In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2014 and 2013, and its financial performance and its cash flows for the years then ended in accordance with IFRS.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 1 in the financial statements which discloses matters and conditions that indicate the existence of a material uncertainty that may cast significant doubt about the Company's ability to continue as a going concern.

Vancouver, BC, Canada
July 4, 2014	Chartered Accountants

SAN ANTONIO VENTURES INC.
(An exploration stage company)

Statements of Financial Position
Expressed in Canadian dollars

As at	March 31	March 31
	2014	2013
	$	$
ASSETS
Current assets
Cash and cash equivalents	123,744	220,347
HST receivable	1,418	10,243
Prepaid expenses	3,900	3,900

Total current assets	129,062	234,490

Equipment, net (Note 3)	370	528

Exploration and evaluation assets (Note 4)	423,564	477,075

Total assets	552,996	712,093

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	5,207	15,625

Total liabilities	5,207	15,625

SHAREHOLDERS’ EQUITY
Share capital (Note 5)	1,122,056	1,122,056
Reserves	106,951	106,951
Deficit	(681,218)	(532,539)

Total shareholders’ equity	547,789	696,468

Total liabilities and shareholders’ equity	552,996	712,093

These financial statements are authorized for issue by the Board of Directors on July 4, 2014:
They are signed on the Company’s behalf by:

“Stephen Kenwood”	“Chris Dyakowski”
Director	Director

The accompanying notes are an integral part of these financial statements

SAN ANTONIO VENTURES INC.
(An exploration stage company)

Statements of Operations and Comprehensive Loss
Expressed in Canadian dollars

	Year Ended March 31	Year Ended March 31
	2014	2013
	$	$

General and Administrative Expenses
Amortization	158	227
Bank charges and interest	376	250
Consulting fee	54,000	60,000
Filing and transfer agent fees	15,868	14,581
Office and miscellaneous	2,033	2,585
Professional fees	69,748	76,853
Telephone	3,868	6,551
Travel and promotion	2,628	5,107

Net loss and comprehensive loss for the year	(148,679)	(166,154)

Basic and diluted loss per share	(0.02)	(0.02)

Weighted average number of common shares - Basic and diluted	9,482,500	9,482,500

The accompanying notes are an integral part of these financial statements

SAN ANTONIO VENTURES INC.
(An exploration stage company)

Statements of Cash Flows
Expressed in Canadian dollars

	Year ended March 31	Year ended March 31
	2014	2013
	$	$
Cash flows provided by (used in) operating activities

Loss for the year	(148,679)	(166,154)
Adjustments for items not involving cash:
Amortization	158	227

Changes in non-cash working capital items:
HST receivable	8,825	30,715
Mining exploration tax credit	54,421	-
Prepaid expenses	-	(900)
Accounts payable and accrued liabilities	(10,418)	(14,841)

Net cash flows used in operating activities	(95,693)	(150,953)

Cash flows used in investing activities

Equipment purchases	-	(755)
Exploration and evaluation assets expenditures	(910)	(3,600)

Net cash flows used in investing activities	(910)	(4,355)

Decrease in cash and cash equivalents	(96,604)	(155,308)

Cash and cash equivalents, beginning of year	220,347	375,655

Cash and cash equivalents, end of year	123,744	220,347

The accompanying notes are an integral part of these financial statements

SAN ANTONIO VENTURES INC.
(An exploration stage company)

Statements of Changes in Equity
Expressed in Canadian dollars, except for number of shares

	Common shares
	Number	Amount	Reserves	Deficit	Total
		$	$	$	$
Balance, March 31, 2012	9,482,500	1,122,056	106,951	(366,385)	862,622

Net loss and comprehensive loss for the year	-	-	-	(166,154)	(166,154)
Balance, March 31, 2013	9,482,500	1,122,056	106,951	(532,539)	696,468

Net loss and comprehensive loss for the year	-	-	-	(148,679)	(148,679)
Balance, March 31, 2014	9,482,500	1,122,056	106,951	(681,218)	547,789

The accompanying notes are an integral part of these financial statements

SAN ANTONIO VENTURES INC.
(An exploration stage company)
Notes to Financial Statements
March 31, 2014
Expressed in Canadian dollars

1.

Nature and Continuance of Operations

The Company was incorporated on June 9, 2010 under the Business Corporations Act (British Columbia).  The Company’s principal business activity is the exploration of mineral properties. The Company currently conducts substantially all of its operations in Canada in one business segment.

The head office, principal address and registered and records office of the Company are located at 3750 W. 49th Avenue, Vancouver, BC, Canada, V6N 3T8.

The Company has not yet determined whether its properties contain ore reserves that are economically recoverable.  The recoverability of the amounts shown for mineral properties and exploration costs is dependent upon the existence of economically recoverable ore reserves, the ability of the Company to obtain necessary financing to complete the exploration and development of its properties, and upon future profitable production or proceeds from the disposal of properties.

The Company emphasises that attention should be drawn to matters and conditions that indicate the existence of a material uncertainty that may cast significant doubt about the Company's ability to continue as a going concern.  These financial statements have been prepared using accounting principles applicable to a going concern which assumes the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation. The recoverability of capitalized costs on the Fame Property is uncertain and dependent upon projects achieving commercial production or sale.  The ability of the Company to carry out its business objectives dependent on the Company’s ability to receive continued financial support from related parties, to obtain public equity financing, or to generate profitable operations in the future.

	March 31	March 31
	2014	2013

Deficit	$(681,218)	$(532,539)
Working capital	$123,855	$218,865

2.

Significant Accounting Policies

Basis of presentation

The financial statements have been prepared in accordance with International Accounting Standard (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and Interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

These financial statements have been prepared on a historical cost basis except for certain financial instruments which are measured at their fair value as explained in the accounting policies set out below. In addition, these financial statements have been prepared using the accrual basis of accounting.

Approval of financial statements

The financial statements were approved by the Board of Directors of the Company on July 4, 2014.

SAN ANTONIO VENTURES INC.
(An exploration stage company)
Notes to Financial Statements
March 31, 2014
Expressed in Canadian dollars

2.

Significant Accounting Policies (cont’d…)

Significant accounting judgments and estimates

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates, and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses, and related disclosure.

Judgment is used mainly in determining how a balance or transaction should be recognized in the financial statements. Estimates and assumptions are used mainly in determining the measurement of recognized transactions and balances. Actual results may differ from these estimates.

Significant areas where management’s judgment has been applied include:

•

Classifying categories of financial assets and financial liabilities in accordance with IAS 39, Financial instruments: recognition and measurement;

•

Evaluating if the criteria for recognition of provisions and contingencies are met in accordance with IAS 37, Provisions, contingent liabilities and contingent assets; and

•

The assessment of the Company’s ability to continue as a going concern and to raise sufficient funds to pay for its ongoing operating expenditures, meet its liabilities for the ensuring year as they fall due, and to fund planned and contractual exploration programs, involves judgment based on historical experience and other factors including expectation of future events that are believed to be reasonable under the circumstances.

Significant areas requiring the use of management estimates and assumptions include:

•

the estimated value of the exploration and evaluation assets which is recorded in the statements of financial position;

•

the inputs used in accounting for share based payments expense in the statements of operations and comprehensive loss;

•

the composition of deferred tax assets and liabilities included in the notes to the financial statements; and

•

the assessment of indications of impairment of the exploration and evaluation assets and related determination of the net realizable value and write-down of the property where applicable.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, deposits in banks and highly liquid investments with an original maturity of three months or less. There were no cash equivalents as at March 31, 2014 and 2013.

Property and equipment

Property and equipment are recorded at cost less accumulated depreciation and impairment losses.  Equipment is depreciated to write off the cost of assets to operations using declining balance method over their estimated useful life at the following annual rates:

Computer Equipment	- 30%

SAN ANTONIO VENTURES INC.
(An exploration stage company)
Notes to Financial Statements
March 31, 2014
Expressed in Canadian dollars

2.

Significant Accounting Policies (cont’d…)

Exploration and evaluation assets

The Company is in the exploration stage with respect to its investment in mineral interests.  Accordingly, once a license to explore an area has been secured, the Company follows the practice of capitalizing all costs relating to the acquisition of, exploration for and development of exploration and evaluation assets.  Such costs, include, but are not limited to, geological and geophysical studies, exploratory drilling and sampling. At such time as commercial production commences, these costs will be charged to operations on a unit-of-production method based on proven and probable resources. The aggregate costs, related to abandoned exploration and evaluation assets are charged to operations at the time of any abandonment or when it has been determined that there is evidence of a permanent impairment.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, according to the usual industry standards for the stage of exploration of such properties, these procedures do not guarantee the Company’s title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected title defects.

The recoverability of amounts shown for exploration and evaluation assets is dependent upon the discovery of economically recoverable resources, the ability of the Company to obtain financing to complete development of the properties, and on future production or proceeds of disposition.  The Company recognizes as income any costs recovered on exploration and evaluation assets when amounts received or receivable are in excess of the carrying amount.

Upon transfer of exploration and evaluation costs into mine development, all subsequent expenditures on the construction, installation or completion of infrastructure facilities are capitalized within mine development.  After production starts, all assets included in mine development costs are transferred to producing mines.

Asset retirement obligation

Provisions for the decommissioning, restoration and rehabilitation are recognized in other liabilities when the Company has a present legal or constructive obligation as a result of past events, it is more likely than not that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated. Provisions are measured at management’s best estimate of the expenditure required to settle the obligation at the end of the reporting period, and are discounted to present value where the effect is material. Upon initial recognition of the liability, the corresponding costs are added to the carrying amount of the related asset and amortized as an expense, using a systematic method, over the economic life of the asset. Following initial recognition of the asset retirement obligation, the carrying amount of the liability is adjusted annually for the passage of time and changes to the amount or timing of the underlying cash flows needed to settle the obligation. The Company performs evaluations to identify onerous contracts and, where applicable, records provisions for such contracts.  The Company does not have any asset retirement obligation as at March 31, 2014 and 2013.

Mining Tax Credit

Mining tax credits are recorded as a reduction of the related deferred exploration expenditures upon receipts from the Canadian Revenue Agency (“CRA”).   These non-repayable mining credits are earned in respect to exploration costs incurred in British Columbia, Canada and are recorded as a reduction of the related exploration expenditures.

SAN ANTONIO VENTURES INC.
(An exploration stage company)
Notes to Financial Statements
March 31, 2014
Expressed in Canadian dollars

2.

Significant Accounting Policies (cont’d…)

Impairment of non-financial assets

The Company reviews and evaluates its property, including exploration and evaluation assets, property and equipment for indications of impairment when events or changes in circumstances indicate that the related carrying amount may not be recoverable or at least at the end of each reporting period.  The asset’s recoverable amount is estimated if an indication of impairment exists.

Impairment loss is recognized when the carrying amount of an asset exceeds its recoverable amount.  For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.  The cash-generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows of other assets or groups of assets.  Future cash flows are estimated based on expected future production, commodity prices, operating costs and capital costs.

The recoverable amount is the greater of the asset’s fair value less costs to sell and value in use.  In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects the current market assessment of the time value of money and the risks specific to the asset.  Impairment losses reducing the carrying value to the recoverable amount are recognized in profit and loss.

An impairment loss is reversed if there is an indication that there has been a change in the estimates used to determine the recoverable amount.  An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation, if no impairment loss had been recognized.

Flow-through shares

Flow-through shares entitle a company that incurs certain resource expenditures in Canada to renounce them for tax purposes allowing the expenditures to be deducted for tax purposes by the investors who purchased the shares.  The Company adopted a policy whereby the premium paid for flow through shares in excess of the market value of the shares without the flow through features at the time of issue is credited to other liabilities and included in income at the time the qualifying expenditures are made.

A deferred tax liability is recognized in respect of the taxable temporary difference that arises from the difference between the carrying amount of eligible expenditures capitalized as an asset in the statement of financial position and its tax basis. A portion of the deferred tax assets that were not previously recognized are recognized as a recovery of deferred taxes in the statements of operations and comprehensive loss up to the amount of the deferred tax liability upon renunciation.

Comprehensive income/loss

Comprehensive income/loss is the change in the Company’s shareholders’ equity that results from transactions and other events from other than the Company’s shareholders and includes items that would not normally be included in net earnings, such as unrealized gains and losses on available-for-sale investments. Certain gains and losses are presented in other comprehensive income until it is considered appropriate to recognize into net earnings.

SAN ANTONIO VENTURES INC.
(An exploration stage company)
Notes to Financial Statements
March 31, 2014
Expressed in Canadian dollars

2.

Significant Accounting Policies (cont’d…)

Share based payments

The Company’s Stock Option Plan allows directors, officers and consultants to acquire shares of the Company in exchange for the options exercised. The fair value of share options granted to employees is recognized as an expense over the vesting period using the graded vesting method with a corresponding increase in equity. An individual is classified as an employee when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee, including directors of the Company.

Share based payments to non-employees are measured at the fair value of the goods or services received, unless that fair value cannot be estimated reliably, in which case the fair value of the equity instruments issued is used.  The value of the goods or services is recorded at the earlier of the vesting date, or the date the goods or services are received.

The fair value of warrants issued to agents in connection with private placements (“Agent Warrants”) is recognized on the date of issue as a share issue cost. The Company uses the Black-Scholes option pricing model to estimate the fair value of Agent Warrants issued.

The fair value is measured at the grant date and recognized over the period during which the options vest. The fair value of the options granted is measured using the Black-Scholes option-pricing model, taking into account the terms and conditions upon which the options were granted. At each financial position reporting date, the amount recognized as an expense is adjusted to reflect the actual number of share options that are expected to vest based on estimate of forfeiture rate.

Loss per share

Basic loss per share is calculated using the weighted average number of common shares outstanding during the period.  Diluted earnings (loss) per share is calculated giving effect to the potential dilution that would occur if securities or other contracts to issue common shares were exercised or converted to common shares using the treasury method.  The treasury method assumes that proceeds received from the exercise of stock options and warrants are used to repurchase common shares at the prevailing market rate.  Diluted loss per share is equal to the basic loss per share as the outstanding options and warrants are anti-dilutive.

Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents and accounts payable and accrued liabilities. Cash and cash equivalents are classified as fair value through profit or loss and recorded at fair value. Accounts payable and accrued liabilities are classified as other financial liabilities, which are measured at amortized cost. The fair value of cash and cash equivalents and accounts payable and accrued liabilities are equal to their carrying value due to their short-term maturity.

Financial assets

The Company classifies its financial assets into one of the following categories, depending on the purpose for which the asset was acquired.  The Company’s accounting policy for each category is as follows:

SAN ANTONIO VENTURES INC.
(An exploration stage company)
Notes to Financial Statements
March 31, 2014
Expressed in Canadian dollars

2.

Significant Accounting Policies (cont’d…)

Financial Instruments (cont’d...)

Fair value through profit or loss – This category comprises derivatives, or assets acquired or incurred principally for the purpose of selling or repurchasing it in the near term. They are carried in the balance sheet at fair value with changes in fair value recognized in the income statement.

Loans and receivables – These assets are non-derivative financial assets with fixed or determinable payment that are not quoted in an active market.  They are carried at cost less any provision for impairment.  Individually significant receivables are considered for impairment when they are past due or when other objective evidence is received that a specific counterparty will default.

Held-to-maturity investments – These assets are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Company’s management has the positive intention and ability to hold to maturity.  These assets are measured at amortized cost using the effective interest method.  If there is objective evidence that the investment is impaired, determined by reference to external credit ratings and other relevant indicators, the financial asset is measured at the present value of estimated future cash flows.  Any changes to the carrying amount of the investment, including impairment losses, are recognized in the income statement.

Available-for-sale – Non-derivative financial assets not included in the above categories are classified as available-for-sale.  They are carried at fair value with changes in fair value recognized directly in equity.  Where a decline in the fair value of an available-for-sale financial asset constitutes objective evidence of impairment, the amount of the loss is removed from equity and recognized in the income statement.

All financial assets, except those at fair value through profit or loss, are subject to review for impairment at least at each reporting date.  Financial assets are impaired when there is objective evidence that a financial asset or a group of financial assets is impaired.  Different criteria are applied for each category of financial assets described above to determine impairment.

Financial liabilities

The Company classifies its financial liabilities into one of two categories, depending on the purpose for which the asset was acquired. The Company’s accounting policy for each category is as follows:

Fair value through profit or loss – This category comprises derivatives or liabilities acquired or incurred principally for the purpose of selling or repurchasing it in the near term.  They are carried in the balance sheet at fair value with changes in fair value recognized in the income statement.

Other financial liabilities – This category includes accounts payables and accrued liabilities, which is recognized at amortized cost.

Income taxes

Income tax expense comprises current and deferred income tax. Income tax is recognized in the statement of comprehensive income (loss) except to the extent it relates to items recognized in other comprehensive income or directly in equity.

SAN ANTONIO VENTURES INC.
(An exploration stage company)
Notes to Financial Statements
March 31, 2014
Expressed in Canadian dollars

2.

Significant Accounting Policies (cont’d…)

Income taxes (cont’d…)

Deferred taxes are the taxes expected to be payable or recoverable between the carrying amounts of assets in the statement of financial position and their corresponding tax bases used in the computation of taxable profit, and are accounted for using the balance sheet liability method.  Deferred tax liabilities are generally recognized for all taxable temporary differences between the carrying amounts of assets and their corresponding tax bases.  Deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilized.  Such assets and liabilities are not recognized if the temporary difference arises from the initial recognition of goodwill or from the initial recognition (other than in a business combination) of other assets in a transaction that affects neither the taxable profit nor the accounting profit.

Changes in accounting policies

Effective April 1, 2013, the Company has adopted the following new and revised standards, along with any consequential amendments:

IAS 1 Presentation of Financial Statements

The amendments to IAS 1 introduced a grouping of items presented in other comprehensive income.  Items that could be reclassified (or recycled) to profit or loss at a future point in time (e.g., net gain on hedge of net investment, exchange differences on translation of foreign operations, net movement on cash flow hedges and net loss or gain on available-for-sale financial assets) now have to be presented separately from items that will never by reclassified (e.g., actuarial gains and losses on defined benefit plans and revaluation of land and buildings). The amendment affected presentation only and had no impact on the Company’s financial results.

IAS 32 Financial Instruments: Presentations and IFRS 7 Financial Instruments: Disclosure

The amendment to IAS 32 clarified the offsetting criteria for financial assets and liabilities. The related amendment to IFRS 7 introduced disclosure on financial assets that were offset in accordance with IAS 32 and master netting or similar arrangements. The revised IAS 32 had no impact on the Company’s offsetting of financial assets and liabilities. The revised IFRS 7 had no impact on the Company’s financial results.

IFRS 13 Fair Value Measurement

IFRS 13 improves consistency and reduces complexity of fair value measurements by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRSs. The requirements do not extend the use of fair value accounting but provide guidance on how it should be applied where its use is already required or permitted by other standards within IFRS. In accordance with the transitional provisions, IFRS 13 has been applied prospectively from April 1, 2013. The adoption of IFRS 13 did not have an impact on the measurement of the Company’s assets and liabilities.

Standards issued but not yet effective

The Company has not yet applied the following new standards, interpretations or amendments to standards that have been issued as at March 31, 2014 but are not yet effective. Unless otherwise stated, the Company does not plan to early adopt any of these new or amended standards and interpretations and intends to adopt those standards when they become effective.

SAN ANTONIO VENTURES INC.
(An exploration stage company)
Notes to Financial Statements
March 31, 2014
Expressed in Canadian dollars

2.

Significant Accounting Policies (cont’d…)

Standards issued but not yet effective (Cont’d…)

The Company does not expect the impact of such changes on the financial statements to be material, unless otherwise stated.

IFRS 2 Share-based payment

The amendments to IFRS 2, issued in December 2013 clarify the definition of “vesting conditions”, and separately define a “performance condition” and a “service condition”. A performance condition requires the counterparty to complete a specified period of service and to meet a specified performance target during the service period. A service condition solely requires the counterparty to complete a specified period of service. The amendments are effective for share-based payment transactions for which the grant date is on or after July 1, 2014.

IFRS 3 Business combinations

The amendments to IFRS 3, issued in December 2013, clarify the accounting for contingent consideration in a business combination. At each reporting period, an entity measures contingent consideration classified as an asset or a financial liability at fair value, with changes in fair value recognized in profit or loss. The amendments are effective for business combinations for which the acquisition date is on or after July 1, 2014.

IFRS 7 Financial instruments: disclosures and IAS 32 Financial instruments: presentation

Financial assets and financial liabilities may be offset, with the net amount presented in the statement of financial position, only when there is a legally enforceable right to set off and when there is either an intention to settle on a net basis or to realize the asset and settle the liability simultaneously. The amendments to IAS 32, issued in December 2011, clarify the meaning of the offsetting criterion "currently has a legally enforceable right to set off" and the principle behind net settlement, including identifying when some gross settlement systems may be considered equivalent to net settlement. The amendments will only affect disclosure and are effective for annual periods beginning on or after January 1, 2014.

IFRS 9 Financial instruments

IFRS 9 was issued in November 2009 and subsequently amended as part of an ongoing project to replace IAS 39 Financial instruments: Recognition and measurement. The standard requires the classification of financial assets into two measurement categories based on the entity’s business model for managing its financial instruments and the contractual cash flow characteristics of the instrument. The two categories are those measured at fair value and those measured at amortized cost. The classification and measurement of financial liabilities is primarily unchanged from IAS 39. However, for financial liabilities measured at fair value, changes in the fair value attributable to changes in an entity’s “own credit risk” is now recognized in other comprehensive income instead of in profit or loss. This new standard will also impact disclosures provided under IFRS 7 Financial instruments: disclosures. In November 2013, the IASB amended IFRS 9 for the significant changes to hedge accounting. In addition, an entity can now apply the “own credit requirement” in isolation without the need to change any other accounting for financial instruments. The mandatory effective date of January 1, 2015 has been removed to provide sufficient time for preparers of financial statements to make the transition to the new requirements.

SAN ANTONIO VENTURES INC.
(An exploration stage company)
Notes to Financial Statements
March 31, 2014
Expressed in Canadian dollars

2.

Significant Accounting Policies (cont’d…)

Standards issued but not yet effective (cont’d…)

IAS 24 Related party disclosures

The amendments to IAS 24, issued in December 2013, clarify that a management entity, or any member of a group of which it is a part, that provides key management services to a reporting entity, or its parent, is a related party of the reporting entity. The amendments also require an entity to disclose amounts incurred for key management personnel services provided by a separate management entity. This replaces the more detailed disclosure by category required for other key management personnel compensation. The amendments will only affect disclosure and are effective for annual periods beginning on or after July 1, 2014.

IAS 36 Impairment of assets

The amendments to IAS 36, issued in May 2013, require: Disclosure of the recoverable amount of impaired assets; and Additional disclosures about the measurement of the recoverable amount when the recoverable amount is based on fair value less costs of disposal, including the discount rate when a present value technique is used to measure the recoverable amount. The amendments will only affect disclosure and are effective for annual periods beginning on or after January 1, 2014.

3.

Equipment

Cost	Computer Equipment
March 31, 2012	$-
Additions	755
March 31, 2013	$755
March 31, 2014	$755

Accumulated Amortization
March 31, 2012	$-
Additions	227
March 31, 2913	227
Additions	158
March 31 2014	$385

Carrying Amounts
March 31, 2013	$528
March 31, 2014	$370

SAN ANTONIO VENTURES INC.
(An exploration stage company)
Notes to Financial Statements
March 31, 2014
Expressed in Canadian dollars

4.

Exploration and Evaluation Assets

Fame Property, Clinton Mining Division, British Columbia

Pursuant to an option agreement dated September 27, 2010,  the Company was granted an option to acquire an undivided 100% interest in eleven mineral claims situated in the Clinton B.C., and the Company agrees to the following:

Date	Cash	Shares

Upon signing (paid )	$ 15,000	-
Within 15 days after listing of the Company’s shares on the TSXV (paid and issued)	$ 25,000	100,000
	$ 40,000	100,000

Expenditure related to the properties can be summarized as follows:

	Balance		Balance		Balance
	March 31,		March 31,		March 31,
	2012	Additions	2013	Additions	2014
	$	$	$	$	$
Acquisition costs
Additions during the period
Property option payments – cash	40,000	-	40,000	-	40,000
Property option payments – shares	20,000	-	20,000	-	20,000
	60,000	-	60,000	-	60,000
Exploration costs
3D IP Survey	58,125	-	58,125	-	58,125
Airborne geophysical survey	104,165	-	104,165	-	104,165
Equipment rental	400	-	400	-	400
Field costs	4,450	-	4,450	-	4,450
Filing and assessments	12,811	-	12,811	-	12,811
Geological consulting	14,860	1,200	16,060	700	16,760
Grid work and soil sampling	56,287	-	56,287	-	56,287
Project management	36,788	-	36,788	-	36,788
Sample Preparation and analysis	83,500	-	83,500	-	83,500
Technical report	15,737	2,400	18,137	210	18,347
Travel, supplies and field expenses	26,352	-	26,352	-	26,352
Mining exploration tax credit	-	-	-	(54,421)	(54,421)
	413,475	3,600	417,075	(53,511)	363,564

Balance, end of year	473,475	3,600	477,075	(53,511)	423,564

As at March 31, 2014 and 2013 the Company has fulfilled the required considerations pursuant to the Agreement. As a result, the title to the mineral claims was fully transferred to the CEO of the Company, who has agreed to hold the claims in-trust and on behalf of the Company.

SAN ANTONIO VENTURES INC.
(An exploration stage company)
Notes to Financial Statements
March 31, 2014
Expressed in Canadian dollars

5.

Share Capital

a)

Authorized:  100,000,000 common shares with no par value

b)

Issued and Outstanding

During the year ended March 31, 2014 and 2013, there was no share issuance.

c)

Stock Options

The Company has a stock option plan whereby the Company is authorized to grant options to executive officers and directors, employees and consultants enabling them to acquire up to 10% of the issued and outstanding common shares of the Company. Under the plan, the exercise price of each option will not be less than the discounted market price of the common shares as permitted by the TSX Venture Exchange policies. The options can be granted for a maximum term of 5 years. As at March 31, 2011, the Company issued non-transferable stock options to its executive officers and directors for the right to purchase up to 532,500 common shares of the Company, exercisable at a price of $0.20 per share for two years, granting and vesting immediately upon the date of the listing of the Company’s shares on the TSX Venture Exchange on November 3, 2011. No share based payments was recorded in the fiscal period ended March 31, 2011. Share based payments of $54,462 was recorded on the vesting date, as the fair value of the options were calculated using the Black-Scholes fair value option pricing model as of that date. Pursuant to the terms of the Company’s stock option plan, 100,000 of these options expired on the earlier date of January 3, 2013, being the anniversary date of the death of an option holder. The remaining 432,500 options expired during the fiscal year ended March 31, 2014.

The Company granted an additional 100,000 incentive stock options to a new officer to purchase up to 100,000 shares, exercisable on or before January 12, 2014, at a price of $0.20 per share. These options vested immediately upon the grant date. Share based payments of $10,727 was recorded as the estimated fair value of the options is $0.11 where the exercise price is equal to the market price at the date of grant. All of these options expired during the fiscal year ended March 31, 2014.

The fair value of options granted during the fiscal year ended March 31, 2012 was determined using the Black-Scholes option pricing model, and the following weighted average assumptions:

The following is a summary of option transactions under the Company’s stock option plan:

	March 31, 2014		March 31, 2013
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
		$		$
Outstanding, beginning of year	532,500	-	632,500	-
Granted	-	0.20	-	0.20
Expired	(532,500)	0.20	(100,000)	-
Outstanding, end of year	-	0.20	532,500	0.20
Weighted average life (years)	0.00		0.63

SAN ANTONIO VENTURES INC.
(An exploration stage company)
Notes to Financial Statements
March 31, 2014
Expressed in Canadian dollars

5.    Share Capital (cont’d…)

d)

Agents’ Warrants

On November 3, 2011 the Company closed the distribution of its initial public offering (the “Offering”) by the issuance of 3,957,500 common shares of the Company at a price of $0.20 per share. The Offering was sold through the Company’s agent, Haywood Securities Inc. (the “Agent”). As consideration for its services, the Agent received a warrant in the amount of 395,750 exercisable at $0.20 per share up to November 3, 2013. All of these warrants expired during the fiscal year ended March 31, 2014.

A summary of warrants activity for the years is as follows:

	March 31, 2014
	Number of Warrants	Exercise Price
		$	Expiry Date
Outstanding, beginning of year	395,750	0.20	November 3, 2013
Expired	(395,750)	0.20
Outstanding, end of year	-	-

e)

Escrow shares

As at March 31, 2014, the Company has 735,000 (2013: 1,470,000) common shares held in escrow. These common shares held in escrow are released as follows: 10% released on the date the Company’s securities were listed on a Canadian exchange (November 3, 2011) and 15% (367,500 common shares) released every six months thereafter, subject to acceleration provisions provided for in National Policy 46-201 – Escrow for Initial Public Offerings.

6.

Related Party Transactions

During the fiscal year ended March 31, 2014, the Company has the following related party transactions:

a)

Paid management fees in the amount of $54,000 (2013 - $60,000) to a company controlled by the Company’s President.

b)

Paid accounting fees of $18,000 (2013 - $18,000) to the Chief Financial Officer.

c)

Included in exploration and evaluation assets is $Nil (2013 - $Nil) paid to a company controlled by an officer and director for project management and overhead fees, and an additional $Nil (2013 - $Nil) paid to an officer and director for fieldwork and equipment rental.

These transactions are in the normal course of operations and have been valued in these financial statements at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

SAN ANTONIO VENTURES INC.
(An exploration stage company)
Notes to Financial Statements
March 31, 2014
Expressed in Canadian dollars

7.

Financial Instruments

The Company’s financial instruments are exposed to certain financial risks, including liquidity risk, and interest rate risk.

Liquidity risk

The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at March 31, 2014, the Company had a cash and cash equivalents balance of $123,744 (2013 - $220,347) to settle accounts payable and accrued liabilities of $5,207 (2013 - $15,625). All of the Company’s financial liabilities have contractual maturities of less than 30 days and are subject to normal trade terms.

Historically, the Company’s sole source of funding has been the issuance of equity securities for cash, primarily through private placements. The Company’s access to financing is always uncertain. There can be no assurance of continued access to significant equity funding.

Interest rate risk

The Company has cash and cash equivalents balances and no interest-bearing debt.  The Company believes it has no significant interest rate risk.

Fair value hierarchy

The Company applied the following fair value hierarchy which prioritizes the inputs used in the valuation methodologies in measuring fair value into three levels:

The three levels are defined as follows:

•

Level 1 – inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

•

Level 2 – inputs to valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

•

Level 3 – inputs to the valuation methodology are unobservable and significant to the fair value measurement.

As at March 31, 2014, the Company’s financial instruments are cash and cash equivalents of $123,744 (2013 - $220,347), which is considered to be Level 1 instruments.

8.

Commitments

On January 1, 2012, the Company entered into a contract for service agreement with an officer and director of the Company to provide management services for $5,000 per month. The service agreement was renewed on January 1, 2014 for $3,000 per month for another 2 years.

SAN ANTONIO VENTURES INC.
(An exploration stage company)
Notes to Financial Statements
March 31, 2014
Expressed in Canadian dollars

9.

Capital Management

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the acquisition, exploration and development of mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

The properties in which the Company currently has an interest are in the exploration stage; as such the Company has historically relied on the equity markets to fund its activities. In order to carry out the planned exploration and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

The capital structure of the Company consists of shareholder’s equity, comprising issued capital and deficit. The Company is not exposed to any externally imposed requirements. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

10.  Income Taxes

The Company does not have any income tax liabilities during the current year and, accordingly, no income taxes are recorded.  The potential income tax benefits associated with losses incurred by the Company have not been recorded in the accounts as deferred tax assets as they are not recognized due to uncertainty of utilization of tax losses. These losses may be available to reduce taxable income in the future years.

The following table reconciles the expected income taxes expense (recovery) at the Canadian statutory income tax rates to the amounts recognized in the statements of operations and comprehensive loss for the years ended March 31, 2014 and 2013:

	Year ended March 31, 2014	Year ended March 31, 2013
Loss before income taxes	$(148,679)	$(166,154)
Statutory tax rate	26.00%	25.00%
Expected income tax (recovery)	(38,656)	(41,538)
Non-deductible items	232	509
Change in estimates	24,906	12,221
Change in enacted tax rate	-	(3,501)
Change in deferred tax asset not recognized	13,518	32,309

Total income tax (recovery) expense	$-	$-

Deferred taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes. Deferred tax assets (liabilities) as at March 31, 2014 and 2013 are comprised of the following:

SAN ANTONIO VENTURES INC.
(An exploration stage company)
Notes to Financial Statements
March 31, 2014
Expressed in Canadian dollars

10.  Income Taxes (cont’d…)

	2014	2013
Non-capital losses carry forwards	$141,845	$95,133
Cumulative eligible capital	175	188
Exploration and evaluation assets	(58,349)	(42,106)
Equipment	46	59
Financing costs	20,819	37,743
	104,536	91,017
Deferred tax asset not recognized	(104,536)	(91,017)
Net deferred tax asset (liability)	$-	$-

The Company has non capital loss carry-forwards of $545,558 (2013 - $365,895) which may be carried forward to apply against future year income tax for Canadian income tax purposes, subject to the final determination by taxation authorities, expiring in the following years:

2031	$28,628
2032	$124,987
2033	$204,278
2034	$187,665
Total	$545,558

The deferred tax assets have not been recognized because at this stage of the Company’s development, it is not determinable that future taxable profit will be available against which the Company can utilize such deferred tax assts.

SAN ANTONIO VENTURES INC.

(An exploration stage company)

Financial Statements

(Expressed in Canadian Dollars)

March 31, 2012

Management’s Responsibility for Financial Reporting

The accompanying financial statements of San Antonio Ventures Inc. were prepared by management in accordance with International Financial Reporting Standards. Management acknowledges responsibility for the preparation and presentation of the financial statements, including responsibility for significant accounting judgments and estimates and the choice of accounting principles and methods that are appropriate to the Company’s circumstances. The significant accounting policies of the Company are summarized in Note 2 to the financial statements.

Management has established processes, which are in place to provide them sufficient knowledge to support management representations that they have exercised reasonable diligence that (i) the financial statements do not contain any untrue statement of material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it is made, as of the date of and for the years presented by the financial statements and (ii) the financial statements fairly present in all material respects the financial condition, results of operations and cash flows of the Company, as of the date and for the periods presented by the audited financial statements.

The Board of Directors is responsible for reviewing and approving the financial statements together with other financial information of the Company and for ensuring that management fulfills its financial reporting responsibilities.

Management recognizes its responsibility for conducting the Company’s affairs in compliance with established financial standards, applicable laws and regulations, and for maintaining proper standards of conduct for its activities.

“Christopher Dyakowski”	“William Schmidt”
Director	Director

INDEPENDENT AUDITORS’ REPORT

To the Shareholders and Directors of

San Antonio Ventures Inc.

(An exploration stage company)

We have audited the financial statements of San Antonio Ventures Inc. (the “Company”), which comprise the statements of financial position as at March 31, 2012, March 31, 2011 and June 9, 2010, and the statements of operations and comprehensive loss, changes in equity, and cash flows for the year ended March 31, 2012 and for the period from incorporation on June 9, 2010 to March 31, 2011 and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards (“IFRS”), and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform an audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2012, March 31, 2011 and June 9, 2010, and its financial performance and its cash flows for the year ended March 31, 2012 and for the period from incorporation on June 9, 2010 to March 31, 2011 in accordance with IFRS.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 1 in the financial statements which discloses matters and conditions that indicate the existence of a material uncertainty that may cast significant doubt about the Company's ability to continue as a going concern.

Vancouver, BC, Canada
July 27, 2012	Chartered Accountants

ACCOUNTING › CONSULTING › TAX 2300, 1055 DUNSMUIR STREET, BOX 49148, VANCOUVER, BC V7X 1J1 1.877.688.8408 P: 604.685.8408 F: 604.685.8594 mnp.ca

SAN ANTONIO VENTURES INC.
(An exploration stage company)

Statements of Financial Position
As expressed in Canadian dollars

As at	March 31 2012	March 31, 2011	June 9, 2010
	$		$
ASSETS

Current assets
Cash and cash equivalents	375,655	170,522	1
HST receivable	40,958	-	-
Prepaid expenses	3,000	1,200	-

Total current assets	419,613	171,722	1

Deferred share issue costs (Note 2)	-	7,500	-

Exploration and evaluation assets (Note 3)	473,475	140,691	-

Total assets	893,088	319,913	1

LIABILITIES

Current liabilities
Accounts payable and accrued liabilities	30,466	4,000	1

Deferred income tax liabilities	-	34,603	-

Total liabilities	30,466	38,603	1

SHAREHOLDERS’ EQUITY

Share capital (Note 4)	1,122,056	532,500	-
Reserves	106,951	-	-
Deficit	(366,385)	(251,190)	-

Total shareholders’ equity	862,622	281,310	-

Total liabilities and shareholders’ equity	893,088	319,913	1

These financial statements are authorized for issue by the Board of Directors on June 28, 2012:

They are signed on the Company’s behalf by:

“William Schmidt”		“Chris Dyakowski”
Director		Director

The accompanying notes are an integral part of these financial statements

SAN ANTONIO VENTURES INC.
(An exploration stage company)

Statements of Operations and Comprehensive Loss
As expressed in Canadian dollars

	Year ended March 31	From Incorporation on June 9, 2010 to March 31
	2012	2011
	$	$
		(Note 11)
General and Administrative Expenses
Bank charges and interest	213	117
Consulting fee	51,000	12,960
Filing and transfer agent fees	10,255	-
Office and miscellaneous	3,106	987
Professional fees	10,468	1,100
Share based payments	65,189	200,250
Telephone	4,683	396
Travel and promotion	4,884	777

Net loss before income tax expense (recovery)	149,798	216,587

Deferred income tax expense (recovery)	(34,603)	34,603

Net loss and comprehensive loss for the period	(115,195)	(251,190)

Basic and diluted loss per share	(0.02)	(0.09)

Weighted average number of common shares - Basic and diluted	7,017,534	2,788,598

The accompanying notes are an integral part of these financial statements

SAN ANTONIO VENTURES INC.
(An exploration stage company)

Statements of Cash Flows
As expressed in Canadian dollars

	Year ended March 31	From incorporation on June 9, 2010 to March 31
	2012	2011
	$	$
Cash flows provided by (used in) operating activities

Loss for the period	(115,195)	(251,190)
Adjustments for items not involving cash:
Share-based payments	65,189	200,250
Deferred income tax expense (recovery)	(34,603)	34,603

Changes in non-cash working capital items:
HST receivable	(40,958)	-
Prepaid expenses	(1,800)	(1,200)
Accounts payable and accrued liabilities	(1,234)	4,000

Net cash flows used in operating activities	(128,601)	(13,537)

Cash flows used in investing activities

Exploration and evaluation assets expenditures	(285,084)	(140,691)

Net cash flows used in investing activities	(285,084)	(140,691)

Cash flows provided by (used in) financing activities

Deferred share issue costs	7,500	(7,500)
Common shares issued for cash, net of share issue costs	611,318	332,250

Net cash flows provided from financing activities	618,818	324,750

Increase in cash and cash equivalents	205,133	170,522

Cash and cash equivalents, beginning of period	170,522	-

Cash and cash equivalents, end of period	375,655	170,522

Supplemental Information
Interest paid in cash	-	-
Income taxes paid in cash	-	-

The accompanying notes are an integral part of these financial statements

SAN ANTONIO VENTURES INC.
(An exploration stage company)

Statements of Changes in Equity
As expressed in Canadian dollars

	Common shares
	Number	Amount	Reserves	Deficit	Total
		$	$	$	$
Balance, June 9, 2010 (Note 11)	1	-	-	-	-

Cancellation of founder share	(1)	-	-	-	-

Shares issued for cash:
- flow-through shares at a price of $0.01 per share	1,225,000	12,250	-	-	12,250
- flow-through shares at a price of $0.05 per share	1,400,000	70,000	-	-	70,000
- flow-through shares at a price of $0.10 per share	725,000	72,500	-	-	72,500
- non flow-through shares at a price of $0.05 per share	400,000	20,000	-	-	20,000
- non flow-through shares at a price of $0.10 per share	1,575,000	157,500	-	-	157,500

Share-based payments – for shares issued at discount and re-valued to $0.10 per share	-	200,250	-	-	200,250

Net loss and comprehensive loss for the period (Note 11)	-	-	-	(251,190)	(251,190)
Balance, March 31, 2011 (Note 11)	5,325,000	532,500	-	(251,190)	281,310

Shares issued pursuant to Initial Public Offering:
- for cash	3,957,500	791,500	-	-	791,500
- share issue costs	-	(200,182)	-	-	(200,182)
- fair value of Agent’s warrants issued	-	(41,762)	41,762	-	-
- shares issued as corporate finance fee	100,000	20,000	-	-	20,000

Shares issued for mineral interests	100,000	20,000	-	-	20,000

Share-based payments	-	-	65,189	-	65,189

Net loss and comprehensive loss for the year	-	-	-	(115,195)	(115,195)
Balance, March 31, 2012	9,482,500	1,122,056	106,951	(366,385)	862,622

SAN ANTONIO VENTURES INC.
(An exploration stage company)
Notes to Financial Statements
March 31, 2012
As expressed in Canadian dollars

1.

Nature and Continuance of Operations

The Company was incorporated on June 9, 2010 under the Business Corporations Act (British Columbia). The Company’s principal business activity is the exploration of mineral properties. The Company currently conducts substantially all of its operations in Canada in one business segment.

The head office, principal address and registered and records office of the Company are located at 3750 W. 49th Avenue, Vancouver, BC, Canada, V6N 3T8.

The Company has not yet determined whether its properties contain ore reserves that are economically recoverable. The recoverability of the amounts shown for mineral properties and exploration costs is dependent upon the existence of economically recoverable ore reserves, the ability of the Company to obtain necessary financing to complete the exploration and development of its properties, and upon future profitable production or proceeds from the disposal of properties.

Although management has taken steps to verify title to mineral properties in which the Company has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements and noncompliant with regulatory requirements.

These financial statements have been prepared using accounting principles applicable to a going concern which assumes the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation. The recoverability of capitalized costs is uncertain and dependent upon projects achieving commercial production or sale. The ability of the Company to carry out its business objectives dependent on the Company’s ability to receive continued financial support from related parties, to obtain public equity financing, or to generate profitable operations in the future.

	March 31	March 31	June 9
	2012	2011	2010

Deficit	$ (366,385)	$ (251,190)	$ -
Working capital	$ 389,147	$ 167,722	$ -

2.

Significant Accounting Policies

Basis of presentation

The financial statements have been prepared in accordance with International Accounting Standard (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and Interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

These are the Company’s first IFRS financial statements for the year ended March 31, 2012. Previously, the Company prepared its annual financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). Note 11 contains reconciliations and descriptions of the effect of the transition from Canadian GAAP to IFRS on statements of financial position and statements of operations and comprehensive loss. The Company has adopted IFRS on April 1, 2011 with a transition date of June 9, 2010.

SAN ANTONIO VENTURES INC.
(An exploration stage company)
Notes to Financial Statements
March 31, 2012
As expressed in Canadian dollars

2.

Significant Accounting Policies (cont’d...)

Basis of presentation (cont’d...)

These financial statements have been prepared on a historical cost basis except for certain financial instruments which are measured at their fair value as explained in the accounting policies set out below. In addition, these financial statements have been prepared using the accrual basis of accounting.

Significant accounting judgments and estimates

The preparation of financial statements in conformity with IFRS requires management to make judgments and estimates and form assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. On an ongoing basis, management evaluates its judgments and estimates in relation to assets, liabilities, revenue and expenses. Management uses historical experience and various other factors it believes to be reasonable under the given circumstances as the basis for its judgments and estimates. Actual outcomes may differ from these estimates under different assumptions and conditions.

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the statement of financial position date, that could result in a material adjustment to the carrying amounts of assets and liabilities , in the event that actual results differ from assumptions made, relate to , but are not limited to, the following:

•

the recoverability of HST receivable and prepaid expenses which are included in the statements of financial position;

•

the estimated value of the exploration and evaluation assets which is recorded in the statements of financial position;

•

the inputs used in accounting for share based payments expense in the statements of operations and comprehensive loss;

•

the composition of deferred income tax assets and liabilities included in the notes to the financial statements and whether deferred tax assets are recognized on the statements of financial position. Deferred tax assets, including those arising from un-utilized tax losses require management to assess the likelihood that the Company will generate taxable earnings in future periods, in order to utilize recognized deferred tax assets;

•

the inputs used in determining the various commitments accrued in the statements of financial position; and

•

the assessment of indications of impairment of the exploration and evaluation assets and related determination of the net realizable value and write-down of the property where applicable.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, deposits in banks and highly liquid investments with an original maturity of three months or less. There were no cash equivalents as at March 31, 2012, March 31, 2011 and June 9, 2010.

SAN ANTONIO VENTURES INC.
(An exploration stage company)
Notes to Financial Statements
March 31, 2012
As expressed in Canadian dollars

2.

Significant Accounting Policies (cont’d...)

Exploration and evaluation assets

The Company is in the exploration stage with respect to its investment in mineral interests. Accordingly, once a license to explore an area has been secured, the Company follows the practice of capitalizing all costs relating to the acquisition of, exploration for and development of exploration and evaluation assets and crediting all revenues received against the cost of the related interests. Such costs, include, but are not limited to, geological and geophysical studies, exploratory drilling and sampling. At such time as commercial production commences, these costs will be charged to operations on a unit-of-production method based on proven and probable resources. The aggregate costs, related to abandoned exploration and evaluation assets are charged to operations at the time of any abandonment or when it has been determined that there is evidence of a permanent impairment.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, according to the usual industry standards for the stage of exploration of such properties, these procedures do not guarantee the Company’s title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected title defects.

The recoverability of amounts shown for exploration and evaluation assets is dependent upon the discovery of economically recoverable resources, the ability of the Company to obtain financing to complete development of the properties, and on future production or proceeds of disposition. The Company recognized as income any costs recovered on exploration and evaluation assets when amounts received or receivable are in excess of the carrying amount.

Upon transfer of exploration and evaluation costs into mine development, all subsequent expenditures on the construction, installation or completion of infrastructure facilities are capitalized within mine development. After production starts, all assets included in mine development costs are transferred to producing mines.

Asset retirement obligation

Provisions for the decommissioning, restoration and rehabilitation are recognized in other liabilities when the Company has a present legal or constructive obligation as a result of past events, it is more likely than not that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated. Provisions are measured at management’s best estimate of the expenditure required to settle the obligation at the end of the reporting period, and are discounted to present value where the effect is material. Upon initial recognition of the liability, the corresponding costs are added to the carrying amount of the related asset and amortized as an expense, using a systematic method, over the economic life of the asset. Following initial recognition of the asset retirement obligation, the carrying amount of the liability is adjusted annually for the passage of time and changes to the amount or timing of the underlying cash flows needed to settle the obligation. The Company performs evaluations to identify onerous contracts and, where applicable, records provisions for such contracts. The Company does not have any asset retirement obligation as at March 31, 2012, March 31, 2011 and June 9, 2010.

SAN ANTONIO VENTURES INC.
(An exploration stage company)
Notes to Financial Statements
March 31, 2012
As expressed in Canadian dollars

2.

Significant Accounting Policies (cont’d...)

Impairment of non-financial assets

The Company reviews and evaluates its property, including exploration and evaluation assets, property and equipment for indications of impairment when events or changes in circumstances indicate that the related carrying amount may not be recoverable or at least at the end of each reporting period. The asset’s recoverable amount is estimated if an indication of impairment exists.

Impairment loss is recognized when the carrying amount of an asset exceeds its recoverable amount. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs. The cash-generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows of other assets or groups of assets. Future cash flows are estimated based on expected future production, commodity prices, operating costs and capital costs.

The recoverable amount is the greater of the asset’s fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects the current market assessment of the time value of money and the risks specific to the asset. Impairment losses reducing the carrying value to the recoverable amount are recognized in profit and loss.

An impairment loss is reversed if there is an indication that there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation, if no impairment loss had been recognized.

Flow-through shares

Flow-through shares entitle a company that incurs certain resource expenditures in Canada to renounce them for tax purposes allowing the expenditures to be deducted for tax purposes by the investors who purchased the shares. The Company adopted a policy whereby the premium paid for flow through shares in excess of the market value of the shares without the flow through features at the time of issue is credited to other liabilities and included in income at the time the qualifying expenditures are made.

A deferred tax liability is recognized in respect of the taxable temporary difference that arises from the difference between the carrying amount of eligible expenditures capitalized as an asset in the statement of financial position and its tax basis. A portion of the deferred income tax assets that were not previously recognized are recognized as a recovery of deferred income taxes in the statements of comprehensive loss up to the amount of the deferred tax liability upon renunciation.

Share issue costs

Professional, consulting, regulatory and other costs directly attributable to equity financing transactions are recorded as deferred share issue costs until the financing transactions are completed, if the completion of the transaction is considered likely; otherwise they are expensed as incurred. Share issue costs are charged to share capital when the related shares are issued. Deferred share issue costs related to financing transactions that are not completed are charged to expenses.

SAN ANTONIO VENTURES INC.
(An exploration stage company)
Notes to Financial Statements
March 31, 2012
As expressed in Canadian dollars

2.

Significant Accounting Policies (cont’d...)

Comprehensive income/loss

Comprehensive income/loss is the change in the Company’s shareholders’ equity that results from transactions and other events from other than the Company’s shareholders and includes items that would not normally be included in net earnings, such as unrealized gains and losses on available-for-sale investments. Certain gains and losses are presented in other comprehensive income until it is considered appropriate to recognize into net earnings.

Share based payments

The Company’s Stock Option Plan allows directors, officers and consultants to acquire shares of the Company in exchange for the options exercised. The fair value of share options granted to employees is recognized as an expense over the vesting period using the graded vesting method with a corresponding increase in equity. An individual is classified as an employee when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee, including directors of the Company.

Share based payments to non-employees are measured at the fair value of the goods or services received, unless that fair value cannot be estimated reliably, in which case the fair value of the equity instruments issued is used. The value of the goods or services is recorded at the earlier of the vesting date, or the date the goods or services are received.

The fair value of Warrants issued to agents in connection with private placements (“Agent Warrants”) is recognized on the date of issue as a share issue cost. The Company uses the Black-Scholes option pricing model to estimate the fair value of Agent Warrants issued.

The fair value is measured at the grant date and recognized over the period during which the options vest. The fair value of the options granted is measured using the Black-Scholes option-pricing model, taking into account the terms and conditions upon which the options were granted. At each financial position reporting date, the amount recognized as an expense is adjusted to reflect the actual number of share options that are expected to vest based on estimate of forfeiture rate.

Loss per share

Basic loss per share is calculated using the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per share is calculated giving effect to the potential dilution that would occur if securities or other contracts to issue common shares were exercised or converted to common shares using the treasury method. The treasury method assumes that proceeds received from the exercise of stock options and warrants are used to repurchase common shares at the prevailing market rate. Diluted loss per share is equal to the basic loss per share as the outstanding options and warrants are anti-dilutive.

Financial Instruments

Financial assets

The Company’s financial instruments consist of cash and cash equivalents and accounts payable and accrued liabilities. Cash and cash equivalents are classified as fair value through profit or loss and recorded at fair value. Accounts payable and accrued liabilities are classified as other financial liabilities, which are measured at amortized cost. The fair value of cash and cash equivalents and accounts payable and accrued liabilities are equal to their carrying value due to their short-term maturity.

SAN ANTONIO VENTURES INC.
(An exploration stage company)
Notes to Financial Statements
March 31, 2012
As expressed in Canadian dollars

2.

Significant Accounting Policies (cont’d...)

The Company classifies its financial assets into one of the following categories, depending on the purpose for which the asset was acquired. The Company’s accounting policy for each category is as follows:

Fair value through profit or loss – This category comprises derivatives, or assets acquired or incurred principally for the purpose of selling or repurchasing it in the near term. They are carried in the balance sheet at fair value with changes in fair value recognized in the income statement.

Loans and receivables – These assets are non-derivative financial assets with fixed or determinable payment that are not quoted in an active market. They are carried at cost less any provision for impairment. Individually significant receivables are considered for impairment when they are past due or when other objective evidence is received that a specific counterparty will default.

Held-to-maturity investments – These assets are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Company’s management has the positive intention and ability to hold to maturity. These assets are measured at amortized cost using the effective interest method. If there is objective evidence that the investment is impaired, determined by reference to external credit ratings and other relevant indicators, the financial asset is measured at the present value of estimated future cash flows. Any changes to the carrying amount of the investment, including impairment losses, are recognized in the income statement.

Available-for-sale – Non-derivative financial assets not included in the above categories are classified as available-for-sale. They are carried at fair value with changes in fair value recognized directly in equity. Where a decline in the fair value of an available-for-sale financial asset constitutes objective evidence of impairment, the amount of the loss is removed from equity and recognized in the income statement.

All financial assets, except those at fair value through profit or loss, are subject to review for impairment at least at each reporting date. Financial assets are impaired when there is objective evidence that a financial asset or a group of financial assets is impaired. Different criteria are applied for each category of financial assets described above to determine impairment.

Financial liabilities

The Company classifies its financial liabilities into one of two categories, depending on the purpose for which the asset was acquired. The Company’s accounting policy for each category is as follows:

Fair value through profit or loss – This category comprises derivatives or liabilities acquired or incurred principally for the purpose of selling or repurchasing it in the near term. They are carried in the balance sheet at fair value with changes in fair value recognized in the income statement.

Other financial liabilities – This category includes promissory notes, amounts due to related parties and accounts payables and accrued liabilities, all of which are recognized at amortized cost.

Income taxes

Any income tax on profit or loss for the period presented comprises current and deferred tax. Income tax is recognized in profit or loss except to the extent that it relates to items recognized directly in equity or other comprehensive income, in which case the income tax is recognized in equity or other comprehensive income.

SAN ANTONIO VENTURES INC.
(An exploration stage company)
Notes to Financial Statements
March 31, 2012
As expressed in Canadian dollars

2.

Significant Accounting Policies (cont’d...)

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted, or substantively enacted, at the end of the reporting period, and any adjustment to tax payable in respect of previous years. Current tax assets and current tax liabilities are only offset if a legally enforceable right exists to set off the amounts, and the Company intends to settle on a net basis, or to realize the asset and settle the liability simultaneously. Deferred tax is provided for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Temporary differences are not provided for the initial recognition of assets or liabilities that affect neither accounting nor taxable profit. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, on a non-discounted basis using tax rates at the end of the reporting period applicable to the period of expected realization.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. To the extent that the Company does not consider it probable that a deferred tax asset will be recovered. The deferred tax asset is not recorded.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis

New accounting standards and interpretations

Certain new accounting standards and interpretations have been published that are not mandatory for the March 31, 2012 reporting period. The following standards are assessed not to have any impact on the Company’s financial statements:

•

IFRS 9 ‘Financial Instruments: Classification and Measurement’ – effective for annual periods beginning on or after January 1, 2013, with early adoption permitted, introduces new requirements for the classification and measurement of financial instruments.

•

IFRS 10 ‘Consolidated Financial Statements’ – effective for annual periods beginning on or after January 1, 2013, with early adoption permitted, establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities.

•

IFRS 11 ‘Joint Arrangements’ – effective for annual periods beginning on or after January 1, 2013, with early adoption permitted, provides for a more realistic reflection of joint arrangements by focusing on the rights and obligations of the arrangement, rather than its legal form.

•

IFRS 12 ‘Disclosure of Interests in Other Entities’ – effective for annual periods beginning on or after January 1, 2013, with early adoption permitted, requires the disclosure of information that enables users of financial statements to evaluate the nature of, and risks associated with its interests in other entities and the effects of those interests on its financial position, financial performance and cash flows.

•

IFRS 13 ‘Fair Value Measurement’ – effective for annual periods beginning on or after January 1, 2013, with early adoption permitted, provides the guidance on the measurement of fair value and related disclosures through a fair value hierarchy.

•

IAS 27 ‘Separate Financial Statements’– as a result of the issue of the new consolidation suite of standards, IAS 27 Separate Financial Statements has been reissued, as the consolidation guidance will now be included in IFRS 10. IAS 27 will now only prescribe the accounting and disclosure requirements for investments in subsidiaries, joint ventures and associates when an entity prepares separate financial statements.

SAN ANTONIO VENTURES INC.
(An exploration stage company)
Notes to Financial Statements
March 31, 2012
As expressed in Canadian dollars

2.

Significant Accounting Policies (cont’d...)

•

IAS 28 ‘Investments in Associates and Joint Ventures’ – as a consequence of the issue of IFRS 10, IFRS 11and IFRS 12, IAS 28 has been amended and will provide the accounting guidance for investments in associates and to set out the requirements for the application of the equity method when accounting for investments in associates and joint ventures. The amended IAS 28 will be applied by all entities that are investors with joint control of, or significant influence over, an investee.

•

IAS 1 ‘Presentation of Financial Statements’ – the IASB amended IAS 1 with a new requirement for entities to group items presented in other comprehensive income on the basis of whether they are potentially reclassifiable to profit or loss.

•

IAS 19 ‘Employee Benefits’ – a number of amendments have been made to IAS 19, which included eliminating the use of the “corridor” approach and requiring remeasurements to be presented in OCI. The standard also includes amendments related to termination benefits as well as enhanced disclosures.

3.

Exploration and Evaluation Assets

Fame Property, Clinton Mining Division, British Columbia

Pursuant to an option agreement (“the Agreement”) dated September 27, 2010, the Company was granted an option to acquire an undivided 100% interest in eleven mineral claims situated in the Clinton B.C., and the company agrees to the following:

Date	Cash	Shares

Upon signing (paid )	$ 15,000	-
Within 15 days after listing of the Company’s shares on the TSXV (paid and issued)	$ 25,000	100,000
	$ 40,000	100,000

Expenditure related to the properties can be summarized as follows:

	Balance		Balance		Balance
	June 9,		March 31,		March 31,
	2010	Additions	2011	Additions	2012
	$	$	$	$	$
Acquisition costs
Additions during the period
Property option payments – cash	-	15,000	15,000	25,000	40,000
Property option payments – shares	-	-	-	20,000	20,000
	-	15,000	15,000	45,000	60,000

SAN ANTONIO VENTURES INC.
(An exploration stage company)
Notes to Financial Statements
March 31, 2012
As expressed in Canadian dollars

3.

Exploration and Evaluation Assets (cont’d...)

	Balance		Balance		Balance
	June 9,		March 31,		March 31,
	2010	Additions	2011	Additions	2012
	$	$	$	$	$
Exploration costs
3D IP Survey				58,125	58,125
Airborne geophysical survey	-	104,165	104,165	-	104,165
Equipment rental	-			400	400
Field costs	-	-	-	4,450	4,450
Filing and assessments	-	6,407	6,407	6,404	12,811
Geological consulting	-	-	-	14,860	14,860
Grid work and soil sampling	-	-	-	56,287	56,287
Project management	-	-	-	36,788	36,788
Sample Preparation and analysis	-	-	-	83,500	83,500
Technical report	-	13,604	13,604	2,133	15,737
Travel, supplies and field expenses	-	1,515	1,515	24,837	26,352
	-	125,691	125,691	287,784	413,475

Balance, end of period	-	140,691	140,691	332,784	473,475

As at March 31, 2012, the Company has fulfilled the required considerations pursuant to the Agreement and the title to the mineral claims was fully transferred to the Company.

4.

Share Capital

a)

Authorized: 100,000,000 common shares with no par value

b)

Issued and Outstanding

The Company issued 1 incorporator’s share on June 9, 2010, which was repurchased and cancelled by the Company during the period ended March 31, 2011 for $1.

During the period from incorporation to March 31, 2011, the Company issued 1,225,000 common shares at $0.01 per share, 1,800,000 common shares at $0.05 per share and 2,300,000 common shares at $0.10 per share in the same month when there has been no significant transaction in the operation. As a result, the $0.01 and $0.05 issued common shares were revalued to $0.10 per share and the Company recognized a stock-based compensation of $200,250.

During the period from incorporation to March 31, 2011, the Company issued a total of 3,350,000 flow-through shares for cash consideration of $154,750, of which $125,691 has been spent on exploration expenditures. The Company renounced the full amount raised for the eligible Canadian Exploration Expenses in favour of flow-through shareholders. The Company is required to spend the remaining balance in subsequent periods. Accordingly, the amount will not be available to the Company for future deductions from taxable income.

As at March 31, 2012, the Company had incurred an additional $29,059 of qualifying Canadian exploration expenditures (as defined in the Canadian Income Tax Act) pursuant to the terms of issuance of the flow-through shares.

SAN ANTONIO VENTURES INC.
(An exploration stage company)
Notes to Financial Statements
March 31, 2012
As expressed in Canadian dollars

4.

Share Capital (cont’d...)

On November 3, 2011, the Company completed its Initial Public Offering (“IPO”) of 3,957,500 common shares at $0.20 per share for gross proceeds of $791,500. In connection with the IPO, the Company has paid to the IPO agent a cash commission of $79,150 and a corporate finance fee of $10,000 and issued 100,000 common shares of the Company at a value of $0.20 per share. The Company also issued 395,750 Agents’ Warrants to the agent to purchase up to 395,750 common shares exercisable for a period of 24 months from the date of listing of the common shares on the Exchange at a price of $0.20 per common share, at a fair value of $41,762. The fair value of these warrants was $0.11 per share where the exercise price is equal to the market price at the date of grant and the fair value of each warrant granted is calculated using the Black-Scholes pricing model assuming a risk-free interest rate of 1.01%, a dividend yield of nil, an expected volatility of 101% and an average expected life of 2 years. An additional $91,032 was incurred for legal, filing fees and other costs related to the share issuance.

During the fiscal year ended March 31, 2012 the Company issued 100,000 common shares for property option payments at a deemed value of $0.20 per share (See Note 3).

c)

Stock Options

The Company has a stock option plan whereby the Company is authorized to grant options to executive officers and directors, employees and consultants enabling them to acquire up to 10% of the issued and outstanding common shares of the Company. Under the plan, the exercise price of each option will not be less than the discounted market price of the common shares as permitted by the TSX Venture Exchange policies. The options can be granted for a maximum term of 5 years. As at March 31, 2011, the Company issued non-transferable stock options to its executive officers and directors for the right to purchase up to 532,500 common shares of the Company, exercisable at a price of $0.20 per share for two years, granting and vesting immediately upon the date of the listing of the Company’s shares on the TSX Venture Exchange on November 3, 2011. No share based payments was recorded in the fiscal period ended March 31, 2011. Share based payments of $54,462 was recorded on the vesting date, as the fair value of the options were calculated using the Black-Scholes fair value option pricing model as of that date. Pursuant to the terms of the Company’s stock option plan, 100,000 of these options expire on the earlier date of January 3, 2013, being the anniversary date of the death of an option holder.

The Company granted an additional 100,000 incentive stock options to a new officer to purchase up to 100,000 shares, exercisable on or before January 12, 2014, at a price of $0.20 per share. These options vested immediately upon the grant date. Share based payments of $10,727 was recorded as the estimated fair value of the options is $0.11 where the exercise price is equal to the market price at the date of grant.

The fair value of options granted during the year was determined using the Black-Scholes option pricing model, and the following weighted average assumptions:

Risk-free interest rate	1.01 to 1.02%
Expected life of options (years)	1.17 - 2 years
Annualized volatility	100.53 – 107.16%
Dividends	0.00%
Expected annual forfeitures	0.00%
Fair value of stock	$0.088 - $0.107

SAN ANTONIO VENTURES INC.
(An exploration stage company)
Notes to Financial Statements
March 31, 2012
As expressed in Canadian dollars

4.

Share Capital (cont’d...)

c)

Stock Options (cont’d...)

The following is a summary of option transactions under the Company’s stock option plan for the fiscal year ended March 31, 2012 and the period from June 9, 2010 (inception) to March 31, 2011:

	March 31, 2012		March 31, 2011
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding, beginning of period	-	$ -	-	$ -
Granted	632,500	0.20	-	-
Outstanding, end of period	632,500	$ 0.20	-	$ -
Weighted average life (years)	1.49		-

d)

Warrants

At March 31, 2012, the Company had 395,700 (March 31, 2011: $nil; June 9, 2010: $nil) share purchase warrants outstanding entitling the holders thereof the right to purchase one common share as follows:

Number of Warrants	Exercise Price	Weighted Average Remaining Life	Expiry Date
395,750	$0.20	1.59 years	November 3, 2013

e)

Escrow shares

As at March 31, 2012, the Company has 2,722,500 (March 31, 2011: 3,525,000; June 9, 2010: Nil) common shares held in escrow. These common shares held in escrow are released as follows: 10% (352,500 common shares) released on the date the Company’s securities were listed on a Canadian exchange (November 3, 2011) and 15% (528,750 common shares) released every six months thereafter, subject to acceleration provisions provided for in National Policy 46201 – Escrow for Initial Public Offerings

f)

Flow-through shares

Proceeds from common shares issued pursuant to flow-through financings are credited to capital stock. Once incurred, these expenditures are included in mineral properties, but are not available as a tax deduction to the Company as the tax expenditures have been renounced to the investors.

A cash total of $154,750 of the private placement funds derived during the period from incorporation on June 9, 2010 to December 31, 2010 was by way of flow-through common shares issuances. All of which have been renounced by December 31, 2010.

SAN ANTONIO VENTURES INC.
(An exploration stage company)
Notes to Financial Statements
March 31, 2012
As expressed in Canadian dollars

5.

Related Party Transactions

During the fiscal year ended March 31, 2012, the Company has the following related party transactions:

a)

Paid management fees in the amount of $37,500 (2011 - $8,100) to a company controlled by the Company’s President.

b)

Paid accounting fees of $13,500 and $4,000 (2011 - $4,860 and $nil) to the former Chief Financial Officer and the current Chief Financial Officer, respectively.

c)

Paid $34,621 to a director for legal services and filing fees included in share issue costs.

d)

Paid professional fees of $4,968 to a director and officer for legal services.

e)

Included in exploration and evaluation assets is $36,788 (2011 - $15,559) paid to a Company controlled by an officer and director for project management and overhead fees, and an additional $3,600 (2011 - $Nil) paid to an officer and director for fieldwork and equipment rental.

These transactions are in the normal course of operations and have been valued in these financial statements at the exchange amount, which is the amount of consideration established and agreed to by the related party.

6.

Financial Instruments

The Company’s financial instruments are exposed to certain financial risks, including liquidity risk, interest rate risk and foreign currency risk.

Liquidity risk

The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at March 31, 2012, the Company had a cash and cash equivalents balance of $375,655 (March 31, 2011 - $170,522; June 9, 2010 - $1) to settle accounts payable and accrued liabilities of $30,466 (March 31, 2011 - $4,000; June 9, 2010 - $1). All of the Company’s financial liabilities have contractual maturities of less than 30 days and are subject to normal trade terms.

Market risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates and foreign exchange rates.

(a)

Interest rate risk

The Company has cash and cash equivalents balances and no interest-bearing debt. The Company believes it has no significant interest rate risk.

(b)

Foreign currency risk

The Company does not hold balances in foreign currencies which would give rise to exposure to foreign exchange risk.

SAN ANTONIO VENTURES INC.
(An exploration stage company)
Notes to Financial Statements
March 31, 2012
As expressed in Canadian dollars

6.

Financial Instruments (cont’d...)

Fair value hierarchy

The Company applied the following fair value hierarchy which prioritizes the inputs used in the valuation methodologies in measuring fair value into three levels:

The three levels are defined as follows:

•

Level 1 – inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

•

Level 2 – inputs to valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

•

Level 3 – inputs to the valuation methodology are unobservable and significant to the fair value measurement.

As at March 31, 2012, the Company’s financial instruments are cash and cash equivalents of $375,655 (March 31, 2011 - $170,522; June 9, 2010 - $1), which is considered to be Level 1 instruments.

7.

Commitments

On January 1, 2011, the Company entered into a contract for service agreement with the Company’s former Chief Financial Officer to provide accounting services for $1,500 per month. The service agreement was terminated upon the passing of the former Chief Financial Officer during the year ended March 31, 2012.

On January 1, 2011, the Company entered into a contract for service agreement with an officer and director of the Company to provide management services for $2,500 per month. The service agreement was renewed on January 1, 2012 for $5,000 per months for another 2 years.

8.

Capital Management

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the acquisition, exploration and development of mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

The properties in which the Company currently has an interest are in the exploration stage; as such the Company has historically relied on the equity markets to fund its activities. In order to carry out the planned exploration and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

The capital structure of the Company consists of shareholder’s equity, comprising issued capital and deficit. The Company is not exposed to any externally imposed requirements. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

SAN ANTONIO VENTURES INC.
(An exploration stage company)
Notes to Financial Statements
March 31, 2012
As expressed in Canadian dollars

9.

Supplemental Disclosure With Respect To Cash Flows

During the fiscal year ended March 31, 2012:

•

The Company issued 100,000 common shares at a value of $0.20 per share as a corporate finance fee in connection with the issuance of shares pursuant to the Initial Public Offering.

•

The Company issued 100,000 common shares at a value of $0.20 per share for mineral interests (see Note 3).

•

Included in share issue costs is $41,762 with respect to the fair value of 395,700 Agents’ Warrants granted as partial consideration for services rendered. (see Note 4).

•

Included in accounts payable is $27,700 accrued with respect to amounts included in exploration and evaluation assets.

10.

Income Taxes

The Company does not have any income tax liabilities during the current year and, accordingly, no income taxes are recorded. The potential income tax benefits associated with losses incurred by the Company have not been recorded in the accounts as deferred income tax assets as they are not recognized due to uncertainty of utilization of tax losses. These losses may be available to reduce taxable income in the future years.

Deferred income taxes assets result principally from temporary differences in the recognition of losses carry forwards and expense items for financial and income tax reporting purposes. Significant components of the Company’s deferred tax assets as of March 31, 2012 and 2011 are as follows:

	Year ended March 31, 2012	From Incorporation On June 9, 2010 to March 31, 2011
Loss before income taxes	$ (149,798)	$ (216,587)
Income tax at statutory rate of 26.13% (2011 – 13.5%)	(39,142)	(29,239)
Permanent difference and other	17,516	27,034
Other items	(71,685)	-
Deferred tax asset not recognized	58,708	32,398

Total income tax (recovery) expense	$ (34,603)	$ 34,603

SAN ANTONIO VENTURES INC.
(An exploration stage company)
Notes to Financial Statements
March 31, 2012
As expressed in Canadian dollars

10.

Income Taxes (cont’d...)

	March 31, 2012	March 31, 2011
Non-capital losses carry forwards	$ 39,945	$ 4,084
Mineral property	(29,821)	(38,687)
Cumulative Eligible Capital	195	-
Share issuance costs	48,389	-
Deferred tax assets not recognized	(58,708)	-
Deferred income tax (liability)	$ -	$ (34,603)

The loss carry forward for tax purposes which has not been recognized in the financial statements amounts to approximately $159,700 at March 31, 2012 (2011 - $28,600) and is available to reduce future taxable income. These losses expire as follows:

2031	$28,600
2032	$131,100
Total	$159,700

The Company has resource pools of approximately $354,191 (2011 - $21,407) available to offset future taxable income. The tax benefit of these amounts is available for carry-forward indefinitely.

11.

Transition to International Financial Reporting Standards

As stated In Note 2, these are the Company’s first annual financial statements prepared in accordance with IFRS.

The Company adopted IFRS in accordance with IFRS 1, First-time Adoption of International Financial Reporting Standards (“IFRS 1”). The first date at which IFRS was applied was June 9, 2010 (“Transition Date”). IFRS 1 provides for certain mandatory exceptions and optional exemptions for first time adopters of IFRS.

IFRS 1 requires that the same policies are applied for all periods presented in the first IFRS financial statements and that those policies comply with IFRSs in effect as at the end of the first IFRS annual reporting period. Accordingly, the opening IFRS statement of financial position, 2010 comparatives and current year financial statements have been prepared using the same policies. The previously presented 2010 Canadian GAAP financial information has been reconciled to the IFRS information as part of this transition note in accordance with the requirements of IFRS 1.

Further, the policies applied have been done so on a full retrospective basis unless an alternative treatment is permitted or required by an IFRS 1 election or exception. These are discussed below.

SAN ANTONIO VENTURES INC.
(An exploration stage company)
Notes to Financial Statements
March 31, 2012
As expressed in Canadian dollars

11.

Transition to International Financial Reporting Standards (cont’d...)

Elections upon first-time adoption of IFRS

The IFRS 1 exemptions applied by the Company in the conversion from Canadian GAAP to IFRS are as follows:

(i)

Estimates

In accordance with IFRS 1, an entity’s estimates under IFRS at the date of transition to IFRS must be consistent with estimates made for the same date under previous GAAP unless those estimates were in error. The Company’s IFRS estimates as at the Transition Date are consistent with its Canadian GAAP estimates as at that date.

(ii)

Share-based payment transactions

IFRS 1 permits the Company to apply IFRS 2 Share-based Payment only to awards granted on or after the transition date. The Company is also required to apply IFRS 2 to equity instruments that were granted on or after November 7, 2002 that vest after the date of transition to IFRS.

IFRS 2, similar to Canadian GAAP, requires the Company to measure share-based compensation related to share purchase options granted to employees at the fair value of the options on the date of grant and to recognize such expense over the vesting period of the options. However, under IFRS 2, the recognition of such expense must be done with a “graded vesting” methodology as opposed to the straight-line vesting method allowed under Canadian GAAP. In addition, under IFRS, forfeitures estimates are recognized in the period they are estimated, and are revised for actual forfeitures in subsequent periods; while under Canadian GAAP, forfeitures of awards are recognized as they occur.

Reconciliations of Canadian GAAP to IFRS

IFRS 1 requires an entity to reconcile equity and comprehensive income for prior periods presented under Canadian GAAP to IFRS as of the same date. In addition, an explanation is required for any material adjustments to cash flows to the extent that they exist. The analysis which follows represents the reconciliations from Canadian GAAP to IFRS for the respective periods noted:

Under Canadian GAAP, the Company recorded a tax impact on renouncement of flow-through shares through a decrease in capital stock and the recognition of a deferred income tax liability, where a portion of the deferred income tax assets that were not previously recognized are recognized as a recovery of deferred income taxes in the statements of operations up to the amount of the deferred income tax liability. Under IAS 37, “Provisions, Contingent Liabilities and Contingent Assets”, the premium paid for flow through shares in excess of the market value of the shares without the flow through features at the time of issue is credited to other liabilities and included in income at the time the qualifying expenditures are made. As there was no premium paid upon the issuance of flow-through shares, $nil is allocated to other liability and the Company debits previously recorded income tax recovery of $4,084, deferred tax liability of $4,084, and deferred tax liability of $30,519, and credits share capital by $38,687 in reconciling Canadian GAAP to IFRS.

SAN ANTONIO VENTURES INC.
(An exploration stage company)
Notes to Financial Statements
March 31, 2012
As expressed in Canadian dollars

11.

Transition to International Financial Reporting Standards (cont’d...)

Reconciliation of Statements of Financial Position

	March 31, 2011			June 9, 2012
	IFRS	Effect of transition to GAAP	Canadian GAAP	IFRS	Effect of transition to GAAP	Canadian GAAP
	$	$	$	$	$	$
ASSETS
Current assets
Cash and cash equivalents	170,522	-	170,522	1	-	1
Prepaid expenses	1,200	-	1,200	-	-	-
Total current assets	102,705	-	171,722	-	-	-

Deferred financing costs	7,500	-	7,500	-	-	-

Exploration and evaluation assets	140,691	-	140,691	-	-	-
Total assets	319,913	-	319,913	1	-	1

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	4,000	-	4,000	1	-	1
Deferred income tax liability	-	(4,084)	4,084	-	-	-
Total current liabilities	4,000	-	8,084	1	-	1

Deferred income tax liabilities	34,603	4,084	30,519	-	-	-
Total liabilities	38,603	-	38,603	1	-	1

SHAREHOLDERS’ EQUITY
Share capital	532,500	38,687	493,813	-	-	-
Deficit	(251,190)	(38,687)	(212,503)	-	-	-
Total shareholders’ equity	281,310	-	281,310	-	-	-
Total liabilities and shareholders’ equity	319,913	-	319,913	-	-	-

SAN ANTONIO VENTURES INC.
(An exploration stage company)
Notes to Financial Statements
March 31, 2012
As expressed in Canadian dollars

11.

Transition to International Financial Reporting Standards (cont’d...)

Reconciliation of Statements of Operations and Comprehensive Loss

	June 9, 2010 to March 31, 2011
	IFRS	Effect of transition to GAAP	Canadian GAAP
	$	$	$

General and Administrative Expenses

Bank charges and interest	117	-	117
Consulting fee	12,960	-	12,960
Office expenses	987	-	987
Professional fees	1,100	-	1,100
Share-based payments	200,250	-	200,250
Telephone	396	-	396
Travel and promotion	777	-	777

Loss before income tax	216,587	-	216,587

Deferred income tax expense (recovery)	34,603	(38,687)	(4,084)

Net loss and comprehensive loss	251,190	(38,687)	212,503

Reconciliation of Statements of Cash Flow

	June 9, 2010 to March 31, 2011
	IFRS	Effect of transition to GAAP	Canadian GAAP
	$	$	$
Cash flows provided from (used in) operating activities

Loss for the period	(251,190)	(38,687)	(212,503)
Items not affecting cash in the period
Share based payments	200,250	-	200,250
Deferred income tax expense (recovery)	34,603	38,687	(4,084)

	(16,337)	-	(16,337)
Changes in non-cash working capital items:
Prepaid expenses	(1,200)	-	(1,200)
Accounts payable and accrued liabilities	4,000	-	4,000

	(13,537)	-	(13,537)

Investing activities
Exploration and evaluation assets expenditures	(140,691)	-	(140,691)

Financing activities
Deferred charges	(7,500)		(7,500)
Issuance of common shares for cash (net)	332,500	-	332,500

Increase in cash and cash equivalents	87,414		87,414

Cash and cash equivalents, beginning of period	-	-	-

Cash and cash equivalents, end of period	170,522	-	170,522

APPENDIX “B”
AUDITED ANNUAL FINANCIAL STATEMENTS
AND UNAUDITED INTERIM FINANCIAL STATEMENTS OF
R2 ENERGY LTD.

See attached.

B-1

Consolidated Financial Statements of

R2 Energy Ltd.

December 31, 2013 and 2012

(Expressed in Canadian dollars)

INDEPENDENT AUDITOR’S REPORT

To the shareholders of R2 Energy Ltd.

We have audited the accompanying consolidated financial statements of R2 Energy Ltd., which comprise the consolidated statement of financial position as at December 31, 2013 and 2012, and the consolidated statement of loss and comprehensive loss, consolidated statement of changes in equity and consolidated statement of cash flows for the years then ended, and the notes to the consolidated financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audit is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of R2 Energy Ltd. as at December 31, 2013 and 2012, and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards.

Emphasis of Matter

Without modifying our opinion, we draw attention to Note 1 to the consolidated financial statements which indicates that R2 Energy Ltd. is pursuing exploration projects and contracts that, if successful, will require substantial additional financing. R2 Energy Ltd. incurred a loss of $1.3 million during the year ended December 31, 2013 and had negative cash flows from operating activities of $0.9 million. These conditions, along with other matters as set forth in Note 1, indicate the existence of a material uncertainty that may cast significant doubt about R2 Energy Ltd.’s ability to continue as a going concern.

August 14, 2014	Chartered Accountants
Calgary, Alberta

R2 Energy Ltd.
Consolidated Statements of Financial Position
As at December 31, 2013 and 2012
(Expressed in Canadian dollars)

	Note	2013	2012

Assets
Current assets
Cash and cash equivalents	4	$191,560	$819,671
Accounts receivable	5	30,215	55,670
		221,775	875,341

Restricted cash	6	730,130	957,296
Equipment	7	2,033	4,009
Total assets		$953,938	$1,836,646

Liabilities
Current liabilities
Trade and other payables		$424,592	$130,297

Equity
Share capital	8	3,627,580	3,627,580
Reserves	8	110,549	-
Deficit		(3,208,783)	(1,921,231)
Total equity		529,346	1,706,349
Total liabilities and equity		$953,938	$1,836,646

Nature of operations and going concern (Note 1)
Subsequent events (Note 1, 12)

Approved by the Board of Directors and authorized for issue on August 14, 2014:

"Craig Steinke"	Director

"Ian Telfer"	Director

The accompanying notes are an integral part of these consolidated financial statements

R2 Energy Ltd.
Consolidated Statement of Loss and Comprehensive Loss
Years ended December 31, 2013 and 2012
(Expressed in Canadian dollars)

	Note	2013	2012

Expenses
Professional fees		$705,542	$889,268
Advisory and consulting	9	440,991	476,754
Share-based compensation	8(c)	110,549	-
Travel and entertainment		63,978	201,564
General and administrative		60,638	70,889
Marketing		3,140	14,183
Depreciation	7	1,976	1,742
Licenses and permits		858	250,443
Equipment rental		-	3,054
		(1,387,672)	(1,907,897)

Other Items
Finance income		840	623
Foreign exchange gain (loss)		99,280	(13,957)
		100,120	(13,334)

Loss and comprehensive loss for the year		$(1,287,552)	$(1,921,231)

Basic and diluted loss per common share for the year		$(0.06)	$(0.13)

Weighted average number of common shares Outstanding – basic and diluted		21,949,554	15,070,314

The accompanying notes are an integral part of these consolidated financial statements

R2 Energy Ltd.
Consolidated Statement of Changes in Equity
From inception on October 20, 2011 to December 31, 2013
(Expressed in Canadian dollars)

		Common Shares		Share-based		Total
	Note	Shares issued	Amount	Payments reserve	Deficit	equity

At October 20, 2011 and December 31, 2011		200	$200	$-	$-	$200
Private placement
- February 22, 2012	8(b)	10,000,000	1,000,041	-	-	1,000,041
Private placement
- March 12, 2012	8(b)	3,469,354	867,339	-	-	867,339
Private placement
- March 17, 2012	8(b)	8,000,000	1,865,600	-	-	1,865,600
Share issue costs	8(b)	480,000	(105,600)	-	-	(105,600)
Net loss		-	-	-	(1,921,231)	(1,921,231)
At December 31, 2012		21,949,554	3,627,580	-	(1,921,231)	1,706,349
Share-based compensation	8(c)			110,549	-	110,549
Net loss		-	-		(1,287,552)	(1,287,552)
At December 31, 2013		21,949,554	$3,627,580	$110,549	$(3,208,783)	$529,346

The accompanying notes are an integral part of these consolidated financial statements

R2 Energy Ltd.
Consolidated Statement of Cash Flows
Years ended December 31, 2013 and 2012
(Expressed in Canadian dollars)

	2013	2012

Operating activities
Net loss	(1,287,552)	(1,921,231)
Adjust for:
Depreciation	1,976	1,742
Share-based compensation	110,549	-
Unrealized foreign exchange loss	(96,917)	13,957
Changes in non-cash working capital items:
Accounts receivable	26,412	(55,670)
Trade and other payables	294,295	130,297
Cash used in operating activities	(951,237)	(1,830,905)

Investing activities
Changes in restricted cash balances	303,741	(957,296)
Purchase of equipment	-	(5,751)
Cash provided by (used in) investing activities	303,741	(963,047)

Financing activities
Issuance of common shares net of cash issuance costs	-	3,627,580
Cash provided by financing activities	-	3,627,580

Effect of exchange rate on cash	19,385	(13,957)
(Decrease) Increase in cash	(647,496)	833,628
Cash and cash equivalents, beginning of year	819,671	-
Cash and cash equivalents, end of year	191,560	819,671

Supplemental disclosure with respect to cash flows (Notes 4, 14)

The accompanying notes are an integral part of these consolidated financial statements

R2 Energy Ltd.
Notes to the Consolidated Financial Statements
December 31, 2013 and 2012
(Expressed in Canadian dollars)

1.

NATURE OF OPERATIONS AND GOING CONCERN

R2 Energy Ltd. (“R2” or “Company”) is a private company that was originally incorporated as Realm II Resources Ltd. in the province of Alberta on October 20, 2011. The Company changed its name to R2 Energy Ltd. on November 21, 2011 and the Company began its operations in 2012. The registered office of the Company is 400 3rd Avenue SW, Suite 3700, Calgary, Alberta and the Company’s head office is located at 15567 Marine Drive, White Rock, British Columbia. The Company operates in one reportable segment, being the acquisition, exploration and development of oil and gas properties. During the years ended December 31, 2013 and 2012, the Company was actively searching for exploration opportunities. The Company has not generated revenues from operations and is currently looking for oil and gas properties.

These consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will continue its operations for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business. There are conditions that cast significant doubt on the validity of this assumption. The Company has negative cash flows from operations of $951,237, recorded a loss of $1,287,552 for the year ended December 31, 2013 and had an accumulated deficit of $3,208,783 as at December 31, 2013. The Company’s ability to continue as a going concern is dependent on management’s ability to identify additional sources of capital and to raise sufficient resources in order to fund ongoing operating expenses and the Company’s future acquisition plans. Although management has been successful raising capital in the past, there is no assurance these initiatives will be successful in the future. These consolidated financial statements do not include adjustments that would be necessary should the Company be unable to continue as a going concern. These adjustments could be material.

Subsequent to December 31, 2013, management entered into an amalgamation agreement to acquire San Antonio Ventures Inc., a public company listed on the TSX Venture Exchange through a reverse takeover business combination whereby R2 will exchange all of its issued and outstanding common shares for the common shares of San Antonio Ventures Inc. The transaction is subject to a number of conditions, including, but not limited to, receipt of applicable shareholder approvals and TSX Venture Exchange acceptance.

Subsequent to December 31, 2013, the Company closed a private placement of $5,750,000 of subscription receipts for units (each unit consisting of one common share and one common share purchase warrant) at a price of $0.30 per unit. The common share purchase warrants have an exercise price of $0.50 per warrant and expire on July 31, 2019. Proceeds will be held in escrow and 50% of the proceeds will be released on completion of the amalgamation noted above, with the other 50% being released subsequent to a special meeting of San Antonio shareholders to increase the authorized capital of San Antonio from 100,000,000 common shares to an unlimited number of common shares.

2.

BASIS OF PRESENTATION

(a)

Statement of Compliance

The Company prepares its annual consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and interpretations of the IFRS Interpretations Committee. These consolidated financial statements were approved by the board of directors of the Company on August 14, 2014.

(b)

Basis of measurement

These consolidated financial statements have been prepared on a historical cost basis except for certain financial instruments that have been measured at fair value. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

(c)

Significant accounting judgments and estimates

Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates.

R2 Energy Ltd.
Notes to the Consolidated Financial Statements
December 31, 2013 and 2012
(Expressed in Canadian dollars)

2.

BASIS OF PRESENTATION (continued)

(c)

Significant accounting judgments and estimates (continued)

Critical Judgments

The preparation of these consolidated financial statements requires us to make judgments regarding the going concern assumption for the Company as discussed in Note 1.

Key Sources of Estimation Uncertainty

Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of assets and liabilities at the date of the consolidated financial statements and the reported amounts of expenses during the reporting periods. Actual results could differ from those estimates and such differences could be significant. Significant estimates made by management affecting our consolidated financial statements include:

Deferred Tax Assets & Liabilities

The estimation of income taxes includes evaluating the recoverability of deferred tax assets based on an assessment of the Company’s ability to utilize the underlying future tax deductions against future taxable income prior to expiry of those deductions. Management assesses whether it is probable that some or all of the deferred income tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income, which in turn is dependent upon the successful discovery, extraction, development and commercialization of oil and gas reserves. To the extent that management’s assessment of the Company’s ability to utilize future tax deductions changes, the Company would be required to recognize more or fewer deferred tax assets, and future income tax provisions or recoveries could be affected.

The measurement of deferred income tax provision is subject to uncertainty associated with the timing of future events and changes in legislation, tax rates and interpretations by tax authorities.

Useful Life of Equipment

Each significant component of an item of equipment is depreciated over its estimated useful life. Estimated useful lives are determined based on current facts and past experience, and take into consideration the anticipated physical life of the asset.

3.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies used in the preparation of these consolidated financial statements are described below:

(a)

Principles of consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Montero Energy Corporation SL.

All intercompany balances, transactions, revenues and expenses have been eliminated on consolidation.

(b)

Cash and cash equivalents

Cash and cash equivalents includes deposits held with banks that are available on demand and highly liquid, short-term investments that are cashable on demand.

R2 Energy Ltd.
Notes to the Consolidated Financial Statements
December 31, 2013 and 2012
(Expressed in Canadian dollars)

3.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(c)

Equipment

Equipment is recorded at cost less accumulated depreciation. Depreciation begins when the asset is put into service and is calculated annually using the declining balance method over the following terms:

Computer equipment

55%

Office equipment

20%

The cost of maintenance and repairs is charged to expense as incurred. The cost of significant renewals and improvements is added to the carrying amount of the respective asset. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the balance, and any resulting gain or loss is reflected in the statement of loss and comprehensive loss.

(d)

Exploration and Evaluation Assets

Costs incurred before the Company has obtained the legal right to explore are expensed as incurred. Once the legal right to explore has been acquired, exploration and evaluation expenditure is charged to profit or loss as incurred, unless future economic benefit is more likely than not to be realized. The Company capitalizes the costs of acquiring, maintaining its interest in, exploring and evaluating mineral properties until such time as the lease expires, it is abandoned, sold or considered impaired in value. Indirect administrative costs are expensed as incurred. Exploration and evaluation properties are not amortized during the exploration and evaluation stage.

At each reporting date the carrying amounts of the Company’s exploration and evaluation assets are reviewed to determine whether there is any indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. The recoverable amount is the higher of fair value less costs to sell and value in use. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in profit or loss for the period.

For the purposes of impairment testing, exploration and evaluation assets are allocated to cash generating units to which the exploration activity relates. Each of the Company’s properties is considered to be a separate cash generating unit. Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

(e)

Financial Instruments

Financial instruments are classified into one of the following categories: fair-value-through-profit-and-loss, held-to-maturity investments, loans and receivables, available-for-sale financial assets, or other financial liabilities. Financial instruments are measured in the statement of financial position at fair value, except for loans and receivables, held-to-maturity investments, and other financial liabilities, which are measured at amortized cost. Subsequent measurement of financial instruments measured at fair value is dependent upon initial classification as follows: (1) fair-value-through-profit-and-loss financial assets are measured at fair value with changes in fair value recognized in net income (loss); (2) available-for-sale financial instruments are measured at fair value with changes in fair value recognized in other comprehensive income until the instrument is derecognized or impaired.

The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, restricted cash and trade and other payables. Cash and cash equivalents, accounts receivable and restricted cash are classified as loans and receivables. Trade and other payables are classified as other financial liabilities.

R2 Energy Ltd.
Notes to the Consolidated Financial Statements
December 31, 2013 and 2012
(Expressed in Canadian dollars)

3.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(f)

Loss per Share

Basic loss per share is computed by dividing the net loss for the period by the weighted average number of common shares outstanding during the period. The diluted loss per share reflects the potential dilution of common share equivalents, such as outstanding share options and warrants, in the weighted average number of common shares outstanding during the period, if dilutive. For this purpose, the “treasury stock method” is used which assumes proceeds upon the exercise of share options and warrants are used to purchase common shares at the average market price during the period. As at December 31, 2013, no common share equivalents were outstanding; thus basic loss per share was equal to diluted loss per share.

(g)

Income Taxes

Income tax expense is comprised of current and deferred tax. Current tax and deferred tax are recognized in net income or loss except to the extent that it relates to a business combination or items recognized directly in equity or in other comprehensive income or loss. Current income taxes are recognized for the estimated income taxes payable or receivable on taxable income or loss for the current year and any adjustment to income taxes payable in respect of previous years. Current income taxes are determined using tax rates and tax laws that have been enacted or substantively enacted by the year-end date.

Deferred tax assets and liabilities are recognized where the carrying amount of an asset or liability differs from its tax base, except for taxable temporary differences arising on the initial recognition of goodwill and temporary differences arising on the initial recognition of an asset or liability in a transaction which is not a business combination and at the time of the transaction affects neither accounting nor taxable profit or loss. Recognition of deferred tax assets for unused tax losses, tax credits and deductible temporary differences is restricted to those instances where it is probable that future taxable profit will be available against which the deferred tax asset can be utilized. At the end of each reporting period the Company reassesses unrecognized deferred tax assets. The Company recognizes a previously unrecognized deferred tax asset to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

(h)

Share Capital

Common shares are classified as equity. Incremental costs directly attributable to the issue of common shares are recognized as a deduction from equity.

(i)

Foreign Exchange

The Company’s functional and reporting currency is the Canadian dollar. Transactions denominated in other currencies are translated into their Canadian dollar equivalents at exchange rates prevailing at the transaction date. Carrying values of monetary assets and liabilities denominated in foreign currencies are adjusted at each statement of financial position date to reflect exchange rates prevailing at that date. Non-monetary assets and liabilities are translated at historical exchange rates. Gains and losses on translation are included in determining net loss for the year.

(j)

Newly adopted accounting standards

IFRS 10, "Consolidated Financial Statements" supersedes IAS 27 "Consolidation and Separate Financial Statements" and SIC-12 "Consolidation - Special Purpose Entities". This standard provides a single model to be applied in control analysis for all investees including special purpose entities. The adoption of this standard did not have an impact on the Company's financial statements.

IFRS 11, "Joint Arrangements" divides joint arrangements into two types, joint operations and joint ventures, each with their own accounting model. All joint arrangements are required to be reassessed on transition to IFRS 11 to determine their type to apply the appropriate accounting. The adoption of this standard did not have an impact on the Company's financial statements.

R2 Energy Ltd.
Notes to the Consolidated Financial Statements
December 31, 2013 and 2012
(Expressed in Canadian dollars)

3.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(j)

Newly adopted accounting standards (continued)

IFRS 12, "Disclosure of Interests in Other Entities" combines in a single standard the disclosure requirements for subsidiaries, associates and joint arrangements as well as unconsolidated structured entities. The adoption of this standard did not have an impact on the Company's financial statements.

IFRS 13, "Fair Value Measurement" defines fair value, establishes a framework for measuring fair value and sets out disclosure requirements for fair value measurements. This standard defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The adoption of this standard did not have an impact on the Company's financial statements.

(k)

Recent Accounting Standards Not Yet Effective

Financial instruments

The IASB intends to replace IAS 39 – Financial Instruments: Recognition and Measurement in its entirety with IFRS 9 – Financial Instruments (“IFRS 9”) which will be effective for annual periods commencing on or after January 1, 2017. IFRS 9 is intended to reduce the complexity for the classification and measurement of financial instruments. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

Revenue

The IASB issued IFRS 15 "Revenue from Contracts with Customers", which replaces IAS 18 "Revenue", IAS 11 "Construction Contracts", and related interpretations. The standard is required to be adopted either retrospectively or using a modified transition approach for fiscal years beginning on or after January 1, 2017, with earlier adoption permitted. IFRS 15 will be applied by the Company on January 1, 2017 and the adoption is not expected to have a material impact on the consolidated financial statements.

IFRIC 21

IFRIC 21 "Levies" was developed by the IFRS Interpretations Committee ("IFRIC") and is applicable to all levies imposed by governments under legislation, other than outflows that are within the scope of other standards (e.g., IAS 12 "Income Taxes") and fines or other penalties for breaches of legislation. The interpretation clarifies that an entity recognizes a liability for a levy when the activity that triggers payment, as identified by the relevant legislation, occurs. It also clarifies that a levy liability is accrued progressively only if the activity that triggers payment occurs over a period of time, in accordance with the relevant legislation. Lastly, the interpretation clarifies that a liability should not be recognized before the specified minimum threshold to trigger that levy is reached. The retrospective adoption of this interpretation is not expected to have a material impact on the consolidated financial statements. As of January 1, 2014 the Company will be required to adopt IFRIC 21.

Amendments

In addition, the IASB issued amendments to the following standards in May 2014: IFRS 11 – Accounting for acquisitions of interests in joint operations, IAS 16 – Property, plant and equipment, and IAS 38 – Clarification of acceptable methods of depreciation and amortization amendments. These amendments are effective for financial periods beginning on or after January 1, 2016. The Company is evaluating the impact of these amendments on its financial statements and they are not expected to have any material impact.

R2 Energy Ltd.
Notes to the Consolidated Financial Statements
December 31, 2013 and 2012
(Expressed in Canadian dollars)

4.

CASH AND CASH EQUIVALENTS

As at December 31, 2013 and 2012, cash and cash equivalents consisted of the following:

	2013	2012
Cash	$191,560	$ 557,311
Term Deposits	-	262,360
	$191,560	$ 819,671

The Company’s term deposits as at December 31, 2012 bore interest at a rate of 1.00% per annum and were redeemable, in full or in part, at any time prior to maturity at the option of the Company with no penalty.

5.

ACCOUNTS RECEIVABLE

Accounts receivable are comprised of Goods and Services Taxes receivable from the Canadian government and Value Added Tax receivable from the Spanish government.

6.

RESTRICTED CASH

Restricted cash is comprised of deposits held by the Bank of Spain as security for potential future obligations related to the various permitting applications the Company has submitted. The deposits do not accrue interest.

7.

EQUIPMENT

The following table summarizes information about the Company’s equipment:

Cost	Computer Equipment	Office Equipment	Total
Balance, January 1, 2012	$-	$-	$-
Additions	5,009	742	5,751
Balance, December 31 2012 and 2013	$5,009	$742	$5,771

Accumulated amortization	Computer Equipment	Office Equipment	Total
Balance, January 1, 2012	$-	$-	$-
Additions	1,653	89	1,742
Balance, December 31, 2012	$1,653	$89	$1,742
Additions	1,846	130	1,976
Balance, December 31, 2013	$3,499	$219	$3,718

Net carrying amount	Computer Equipment	Office Equipment	Total
Balance, December 31, 2012	$3,356	$653	$4,009
Balance, December 31, 2013	$1,510	$523	$2,033

R2 Energy Ltd.
Notes to the Consolidated Financial Statements
December 31, 2013 and 2012
(Expressed in Canadian dollars)

8.

EQUITY

(a)

Authorized

Unlimited number of common shares with no par value Unlimited number of preferred shares with no par value

(b)

Issued and fully paid common shares

On October 20, 2011, the Company issued 200 common shares for proceeds of $200.

On February 22, 2012, the Company closed a non-brokered private placement of 10,000,000 shares for proceeds of $1,000,041.

On March 12, 2012, the Company closed a non-brokered private placement of 3,469,354 shares for proceeds of $867,339.

On March 17, 2012, the Company closed a brokered private placement of 8,000,000 shares for proceeds of $1,760,000. An additional 480,000 shares were issued as share issue costs in relation to this private placement at a deemed cost of $105,600.

(c)

Share options

The Company has established a “rolling” share option plan (the “Plan”). Under the Plan, the maximum number of shares reserved for issuance may not exceed 10% of the total number of issued and outstanding common shares and the term of any option granted under the Plan may not exceed ten years. The exercise price of each option shall not be less than the market price of the Company’s stock at the date of grant. Each option vesting period is determined on a grant by grant basis.

A summary of changes in share options is presented below:

	Outstanding and Exercisable	Weighted average Exercise price
Balance, October 20, 2011 and December 31, 2011	-	$-
Granted	1,346,000	0.25
Balance, December 31, 2012	1,346,000	0.25
Forfeited	(400,000)	(0.25)
Granted	200,000	0.25
Balance, December 31, 2013	1,146,000	$0.25

During the year ended December 31, 2013, 200,000 share options were granted to consultants of the Company with an exercise price of $0.25, exercisable until July 2, 2018 and vesting over a period of three years beginning on July 2, 2014. Using the Black-Scholes option pricing model, the grant date fair value was $17,584, or $0.09 per option.

During the year ended December 31, 2012, 1,346,000 share options were granted to employees of the Company with an exercise price of $0.25, exercisable until April 13, 2017 and vesting over a period of three years beginning on April 13, 2013. Using the Black-Scholes option pricing model, the grant date fair value was $119,346, or $0.09 per option.

R2 Energy Ltd.
Notes to the Consolidated Financial Statements
December 31, 2013 and 2012
(Expressed in Canadian dollars)

8.

EQUITY (continued)

(c)

Share options (continued)

The following assumptions were used for the Black-Scholes valuation of the share options granted during the years ended December 31, 2013 and 2012:

	2013	2012
Risk-free interest rate	1.13%	1.53%
Expected life	3 years	3 years
Annualized volatility	65.00%	65.00%
Forfeiture rate	0.00%	0.00%
Dividend rate	0.00%	0.00%

During the year ended December 31, 2013, share based compensation of $110,549 (2012: nil) was recorded as the fair value of options vested.

Share options outstanding as at December 31, 2013 are as follows:

Outstanding	Exercisable	Weighted average Exercise price	Expiry Date	Weighted average Remaining Contractual life (years)

946,000	315,333	$0.25	April 13, 2017	3.3
200,000	-	0.25	July 2, 2018	4.5
1,146,000	315,333	$0.25		3.5

9.

RELATED PARTY TRANSACTIONS

During the year ended December 31, 2013, management fees and rent of US $195,750 (2012: US $175,000) were paid or accrued to the Chief Executive Officer of the Company and a company controlled by the Chief Executive Officer of the Company. As at December 31, 2013, $97,407 (2012: nil) was due to this company and the Chief Executive Officer of the Company, and is included in trade and other payables in the statement of financial position.

These transactions, occurring in the normal course of operations for services provided in the management of the Company and are measured at fair value.

R2 Energy Ltd.
Notes to the Consolidated Financial Statements
December 31, 2013 and 2012
(Expressed in Canadian dollars)

10.

INCOME TAXES

The provision for income taxes reported differs from the amounts computed by applying the cumulative Canadian federal and provincial income tax rates to the loss before income taxes due to the following:

	2013	2012
Loss before income taxes	$(1,287,552)	$(1,921,231)
Canadian federal and provincial income tax rates	26.00%	25.00%
Income tax recovery based on the above rates	(335,000)	(480,000)
Increase (decrease) due to:
Losses for which no tax benefit has been recorded	356,000	477,000
Difference in foreign tax rates	(21,000)	2,000
Foreign exchange translation differences	(29,000)	-
Non-deductible expenses	29,000	1,000
Income tax recovery	$-	$-

The significant components of the Company’s Canadian unrecognized deferred tax assets are as follows:

	2013	2012
Non-capital losses	$965,000	$480,000
Canadian federal and provincial income tax rates	18,000	1,000
Income tax recovery based on the above rates	983,000	481,000

At December 31, 2013, the Company had Canadian and Spanish tax losses with a tax benefit of approximately $965,000 (2012: $480,000) which are not recognized as deferred tax assets. The Company recognizes the benefit of tax losses only to the extent of anticipated future taxable income that can be reduced by the tax losses. The gross amount of the Canadian and Spanish tax losses for which a tax benefit has not been recorded expire as follows:

	Canada	Spain	Total
2030	$-	$1,264,000	$1,264,000
2031	-	670,000	670,000
2032	810,000	-	810,000
2033	668,000	-	668,000
	$1,478,000	$1,934,000	$3,412,000

11.

FINANCIAL INSTRUMENTS

Financial Risk Management

The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, restricted cash and trade and other payables.

Fair Value Measurement

In determining the fair value of financial instruments, the Company maximizes the use of observable inputs and minimizes the use of unobservable inputs. Observable inputs reflect market-driven or market-based information obtained from independent sources, while unobservable inputs reflect the Company’s estimate about market data. Based on the observability of significant inputs used, the Company classifies its fair value measurements in accordance with a three-level hierarchy. This hierarchy is based on the quality and reliability of the information used to determine fair value, as follows:

Level 1:

Valuations are based on quoted prices in active markets for identical assets or liabilities. Since the valuations are based on quoted prices that are readily available in an active market, they are not subject to significant measurement uncertainty.

R2 Energy Ltd.
Notes to the Consolidated Financial Statements
December 31, 2013 and 2012
(Expressed in Canadian dollars)

11.

FINANCIAL INSTRUMENTS (continued)

Fair Value Measurement (continued)

Level 2:

Valuations are based on observable inputs other than quoted prices.

Level 3:

Valuations are based on at least one unobservable input that is supported by little or no market activity and is significant to the fair value measurement.

In assigning financial instruments to the appropriate levels, the Company performs detailed analysis. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. The level within which the fair value measurement is categorized is based on the lowest-level input that is significant to the fair value measurement in its entirety.

As none of the Company’s financial instruments are held at fair value, categorization into the fair value hierarchy has not been provided. Cash and cash equivalents, accounts receivable, restricted cash and trade and other payables are held at amortized cost which approximates fair value due to the short-term nature of these instruments.

Financial Instrument Risk Exposure

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management processes.

Credit Risk

Credit risk arises from the potential for non-performance by counterparties of contractual financial obligations. The Company’s exposure to credit risk includes cash and cash equivalents and accounts receivable. The Company reduces its credit risk on cash by maintaining its bank accounts at large international financial institutions. Accounts receivable consists mainly of amounts due from the Canadian government. As such, Management has concluded that the Company has no significant credit risk. The maximum exposure to credit risk is equal to the carrying value of the financial assets.

Liquidity Risk

Cash is held in bank accounts and is available on demand. Accounts receivable consists mainly of amounts due from the Canadian government. At December 31, 2013, the Company has cash and cash equivalents of $191,560 to settle current liabilities of $424,592 and had a working capital deficit of $202,817. Refer to Note 1 for additional details of liquidity risk as it relates to the Company continuing as a going concern.

Market Risk

The only significant market risk to which the Company is exposed is interest rate risk. The Company’s short-term investments earn interest at variable rates. The fair value of its portfolio is relatively unaffected by changes in short-term interest rates. The Company’s future interest is exposed to short-term rate fluctuations.

Commodity Price Risk

Although the Company is an exploration company, it is subject to price risk from fluctuations in market prices of natural resource commodities since its future profitability is dependent on the market price of these commodities. The prices of commodities are affected by numerous factors beyond the Company’s control. Fluctuations in the commodities’ prices could result in future commercial production that is impracticable to the Company. Therefore, management regularly monitors natural resource commodity prices to determine the appropriate course of action to be taken by the Company.

R2 Energy Ltd.
Notes to the Consolidated Financial Statements
December 31, 2013 and 2012
(Expressed in Canadian dollars)

12.

SEGMENTED INFORMATION

The Company operates in one reportable segment, being the acquisition, exploration and development of oil and gas properties. Geographic segmentation of non-current assets is as follows:

December 31, 2013	Canada	Spain	Total
Restricted cash	$-	$730,130	$730,130
Equipment	2,033	-	2,033
	$2,033	$730,130	$732,163

December 31, 2012	Canada	Spain	Total
Restricted cash	$-	$957,296	$957,296
Equipment	4,009	-	4,009
	$4,009	$957,296	$961,305

13.

CAPITAL MANAGEMENT

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the acquisition, exploration and development of exploration and evaluation assets, and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk. In the management of capital, the Company includes the components of equity. See Note 1.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue debt or acquire or dispose of assets. Refer to Note 1 for additional details of the Company’s ability to continue as a going concern.

14.

SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

Non-cash transactions consisted of nil (2012: 480,000) shares issued at a deemed cost of $nil (2012: $105,600), as share issue costs in relation to a private placement as discussed in note 8.

Included within cash flows from operating activities for the year ended December 31, 2013 is nil (2012: $623) of interest received and nil (2012: $19) of interest paid. No income taxes were paid during the year ended December 31, 2013 or 2012.

15.

SUBSEQUENT EVENTS

Subsequent to December 31, 2013, the Company exchanged 60% of its interest in Montero to SA Minera Catalano Aragonesa (“SAMCA”) in consideration for EUR 1,100,000 which will be included in the Montero entity. As a result and effective the closing date of April 4, 2014, R2 will no longer consolidate the net assets and results of operations of Montero going forward.

Subsequent to December 31, 2013, management entered into an amalgamation agreement to acquire San Antonio Ventures Inc., a public company listed on the TSX Venture Exchange through a reverse takeover business combination whereby R2 will exchange all of its issued and outstanding common shares for the common shares of San Antonio Ventures Inc. The transaction is subject to a number of conditions, including, but not limited to, receipt of applicable shareholder approvals and TSX Venture Exchange acceptance.

Subsequent to December 31, 2013, the Company closed a private placement of $5,750,000 of subscription receipts for units (each unit consisting of one common share and one common share purchase warrant) at a price of $0.30 per unit. The common share purchase warrants have an exercise price of $0.50 per warrant and expire on July 31, 2019. Proceeds will be held in escrow and 50% of the proceeds will be released on completion of the amalgamation noted above, with the other 50% being released subsequent to a special meeting of San Antonio shareholders to increase the authorized capital of San Antonio from 100,000,000 common shares to an unlimited number of common shares.

R2 Energy Ltd.
Notes to the Consolidated Financial Statements
December 31, 2013 and 2012
(Expressed in Canadian dollars)

15.

SUBSEQUENT EVENTS (continued)

Subsequent to December 31, 2013, the Company issued $1,124,666 common shares at a deemed price of $0.30 in settlement of $337,400 of outstanding accounts payable.

Subsequent to December 31, 2013, 2,355,000 share options were granted to directors, officers and consultants of the company with an exercise price of $0.30, exercisable until July 31, 2024.

Condensed Interim Consolidated Financial Statements of

R2 Energy Ltd.

March 31, 2014 and 2013

(Expressed in Canadian dollars)
(Unaudited)

R2 Energy Ltd.
Condensed Interim Consolidated Statements of Financial Position
(Expressed in Canadian dollars)
(Unaudited)

	Note	March 31, 2014	December 31, 2013

Assets
Current assets
Cash		$125,298	$191,560
Accounts receivable	3	19,274	30,215
		144,572	221,775

Restricted cash	4	758,627	730,130
Equipment	5	1,799	2,033
Total assets		$904,998	$953,938

Liabilities
Current liabilities
Trade and other payables		$493,343	$424,592

Equity
Share capital	6	3,627,580	3,627,580
Reserves	6	116,294	110,549
Deficit		(3,332,219)	(3,208,783)
Total equity		411,655	529,346
Total liabilities and equity		$904,998	$953,938

Nature of operations and going concern (Note 1)
Subsequent events (Note 1, 14)

Approved by the Board of Directors and authorized for issue on August 14, 2014:

"Craig Steinke"	Director

"Ian Telfer"	Director

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements

R2 Energy Ltd.
Condensed Interim Consolidated Statement of Loss and Comprehensive Loss
Three months ended March 31, 2014 and 2013
(Expressed in Canadian dollars)
(Unaudited)

	Note	2014	2013

Expenses
Advisory and consulting	7	$89,269	110,301
Professional fees		31,202	201,078
Travel and entertainment		11,325	12,104
Share-based compensation	6	5,745	70,336
General and administrative		8,344	12,226
Marketing		-	3,140
Depreciation	5	234	494
Licenses and permits		44	-
		(146,163)	(409,679)

Other Items
Finance income		25	88
Foreign exchange gain (loss)		22,702	(9,358)
		22,727	(9,270)

Loss and comprehensive loss for the year		$(123,436)	$(418,949)

Basic and diluted loss per common share for the year		$(0.01)	$(0.02)

Weighted average number of common shares Outstanding – basic and diluted		21,949,554	21,949,554

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements

R2 Energy Ltd.
Condensed Interim Consolidated Statement of Changes in Equity
Three months ended March 31, 2014 and 2013
(Expressed in Canadian dollars)
(Unaudited)

		Common Shares		Share-based		Total
	Note	Shares issued	Amount	Payments reserve	Deficit	equity

At December 31, 2013		21,949,554	$3,627,580	$110,549	$(3,208,783)	$529,346
Share-based compensation	6	-	-	5,745	-	5,745
Net loss		-	-	-	(123,436)	(123,436)
At March 31, 2014		21,949,554	$3,627,580	$116,294	$(3,332,219)	$411,655

		Common Shares		Share-based		Total
	Note	Shares issued	Amount	Payments reserve	Deficit	equity

At December 31, 2012		21,949,554	$3,627,580	$-	$(1,921,231)	$1,706,349
Share-based compensation	6	-	-	70,336	-	70,336
Net loss		-	-	-	(418,949)	(418,949)
At March 31, 2013		21,949,554	$3,627,580	$70,336	$(2,340,180)	$1,357,736

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements

R2 Energy Ltd.
Condensed Interim Consolidated Statement of Cash Flows
Three months ended March 31, 2014 and 2013
(Expressed in Canadian dollars)
(Unaudited)

	2013	2012

Operating activities
Net loss	(123,436)	(418,949)
Adjust for:
Depreciation	234	494
Share-based compensation	5,745	70,336
Unrealized foreign exchange loss	(30,220)	7,478
Changes in non-cash working capital items:
Accounts receivable	10,941	43,046
Trade and other payables	68,751	10,706
Cash used in operating activities	(67,985)	(286,889)

Effect of exchange rate changes on cash	1,723	(1,932)
Decrease in cash	(67,985)	(286,889)
Cash and cash equivalents, beginning of period	191,560	819,671
Cash and cash equivalents, end of period	125,298	530,850

Supplemental disclosure with respect to cash flows (Note 11)

R2 Energy Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
March 31, 2014 and 2013
(Expressed in Canadian dollars)
(Unaudited)

1.

NATURE OF OPERATIONS AND GOING CONCERN

R2 Energy Ltd. (“R2” or “Company”) is a private company that was originally incorporated as Realm II Resources Ltd. in the province of Alberta on October 20, 2011. The Company changed its name to R2 Energy Ltd. on November 21, 2011and the Company began its operations in 2012. The registered office of the Company is 400 3rd Avenue SW, Suite 3700, Calgary, Alberta and the Company’s head office is located at 15567 Marine Drive, White Rock, British Columbia. The Company operates in one reportable segment, being the acquisition, exploration and development of oil and gas properties. The Company has not generated revenues from operations and is currently looking for oil and gas properties.

These unaudited condensed interim consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will continue its operations for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business. There are conditions that cast significant doubt on the validity of this assumption. The Company had negative cash flows from operations of $67,985, recorded a loss of $123,436 for the three months ended March 31, 2014 and had an accumulated deficit of $3,332,219 as at March 31, 2014. The Company’s ability to continue as a going concern is dependent on management’s ability to identify additional sources of capital and to raise sufficient resources in order to fund on-going operating expenses and the Company’s future acquisition plans. Although management has been successful raising capital in the past, there is no assurance these initiatives will be successful in the future. These unaudited condensed interim consolidated financial statements do not include adjustments that would be necessary should the Company be unable to continue as a going concern. These adjustments could be material.

Subsequent to March 31, 2014, management entered into an amalgamation agreement to acquire San Antonio Ventures Inc. (“San Antonio”), a public company listed on the TSX Venture Exchange through a reverse takeover business combination whereby R2 will exchange all of its issued and outstanding common shares for the common shares of San Antonio. The transaction is subject to a number of conditions, including, but not limited to, receipt of applicable shareholder approvals and TSX Venture Exchange acceptance.

Subsequent to March 31, 2014, the Company closed a private placement of $5,750,000 of subscription receipts for units (each unit consisting of one common share and one common share purchase warrant) at a price of $0.30 per unit. The common share purchase warrants have an exercise price of $0.50 per warrant and expire on July 31, 2019. Proceeds will be held in escrow and 50% of the proceeds will be released on completion of the amalgamation noted above, with the other 50% being released subsequent to a special meeting of San Antonio shareholders to increase the authorized capital of San Antonio from 100,000,000 common shares to an unlimited number of common shares.

2.

BASIS OF PRESENTATION

(a)

Statement of Compliance

These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting using accounting policies consistent with International Financial Reporting Standards as issued by the International Accounting Standards Board.

(b)

Basis of measurement

These unaudited condensed interim consolidated financial statements have been prepared on a historical cost basis except for certain financial instruments that have been measured at fair value. In addition, these unaudited condensed interim consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

R2 Energy Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
March 31, 2014 and 2013
(Expressed in Canadian dollars)
(Unaudited)

2.

BASIS OF PRESENTATION (continued)

(c)

Recent Accounting Standards and Amendments

Financial instruments

The IASB intends to replace IAS 39 – Financial Instruments: Recognition and Measurement in its entirety with IFRS 9 – Financial Instruments (“IFRS 9”) which will be effective for annual periods commencing on or after January 1, 2017. IFRS 9 is intended to reduce the complexity for the classification and measurement of financial instruments. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

Revenue

The IASB issued IFRS 15 "Revenue from Contracts with Customers", which replaces IAS 18 "Revenue", IAS 11 "Construction Contracts", and related interpretations. The standard is required to be adopted either retrospectively or using a modified transition approach for fiscal years beginning on or after January 1, 2017, with earlier adoption permitted. IFRS 15 will be applied by the Company on January 1, 2017 and the adoption is not expected to have a material impact on the consolidated financial statements.

IFRIC 21

IFRIC 21 "Levies" was developed by the IFRS Interpretations Committee ("IFRIC") and is applicable to all levies imposed by governments under legislation, other than outflows that are within the scope of other standards (e.g., IAS 12 "Income Taxes") and fines or other penalties for breaches of legislation. The interpretation clarifies that an entity recognizes a liability for a levy when the activity that triggers payment, as identified by the relevant legislation, occurs. It also clarifies that a levy liability is accrued progressively only if the activity that triggers payment occurs over a period of time, in accordance with the relevant legislation. Lastly, the interpretation clarifies that a liability should not be recognized before the specified minimum threshold to trigger that levy is reached. The adoption of this interpretation on January 1, 2014 did not have a material impact on these condensed interim consolidated financial statements.

Amendments

In addition, the IASB issued amendments to the following standards in May 2014: IFRS 11 – Accounting for acquisitions of interests in joint operations, IAS 16 – Property, plant and equipment, and IAS 38 – Clarification of acceptable methods of depreciation and amortization amendments. These amendments are effective for financial periods beginning on or after January 1, 2016. The Company is evaluating the impact of these amendments on its financial statements and they are not expected to have any material impact.

3.

ACCOUNTS RECEIVABLE

Accounts receivable are comprised of Goods and Services Taxes receivable from the Canadian government and Value Added Tax receivable from the Spanish government.

4.

RESTRICTED CASH

Restricted cash is comprised of deposits held by the Bank of Spain as security for potential future obligations related to the various permitting applications the Company has submitted. The deposits do not accrue interest.

R2 Energy Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
March 31, 2014 and 2013
(Expressed in Canadian dollars)
(Unaudited)

5.

EQUIPMENT

The following table summarizes information about the Company’s equipment:

Cost	Computer Equipment	Office Equipment	Total
Balance, December 31, 2013 and March 31, 2014	$5,009	$742	$5,751

Accumulated amortization	Computer Equipment	Office Equipment	Total
Balance, December 31, 2013	$3,449	$219	$3,718
Additions	208	26	234
Balance, March 31, 2014	$3,707	$245	$3,952

Net carrying amount	Computer Equipment	Office Equipment	Total
Balance, December 31, 2013	$1,510	$523	$2,033
Balance, March 31, 2014	$1,302	$497	$1,799

6.

EQUITY

(a)

Authorized

Unlimited number of common shares with no par value

Unlimited number of preferred shares with no par value

(b)

Issued and fully paid common shares

As at March 31, 2014, there were 21,949,554 common shares issued and outstanding. No common shares were issued during the three months ended March 31, 2014.

(c)

Share options

The Company has established a “rolling” share option plan (the “Plan”). Under the Plan, the maximum number of shares reserved for issuance may not exceed 10% of the total number of issued and outstanding common shares and the term of any option granted under the Plan may not exceed ten years. The exercise price of each option shall not be less than the market price of the Company’s stock at the date of grant. Each option vesting period is determined on a grant by grant basis.

A summary of changes in share options is presented below:

	Outstanding and Exercisable	Weighted average Exercise price
Balance, December 31, 2012	1,346,000	0.25
Forfeited	(400,000)	(0.25)
Granted	200,000	0.25
Balance, December 31, 2013 and March 31, 2014	1,146,000	$0.25

No share options were granted during the three months ended March 31, 2014.

R2 Energy Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
March 31, 2014 and 2013
(Expressed in Canadian dollars)
(Unaudited)

6.

EQUITY (continued)

(c)

Share options (continued)

During the year ended December 31, 2013, 200,000 share options were granted to consultants of the Company with an exercise price of $0.25, exercisable until July 2, 2018 and vesting over a period of three years beginning on July 2, 2014. Using the Black-Scholes option pricing model, the grant date fair value was $21,810, or $0.11 per option.

The following assumptions were used for the Black-Scholes valuation of the share options granted during the year ended December 31, 2013:

2013
Risk-free interest rate	1.13%
Expected life	3 years
Annualized volatility	65.00%
Forfeiture rate	0.00%
Dividend rate	0.00%

During the three months ended March 31, 2014, share based compensation of $8,394 (2013: $70,336) was recorded as the fair value of options vested during the period.

Share options outstanding as at March 31, 2014 are as follows:

Outstanding	Exercisable	Weighted average Exercise price	Expiry Date	Weighted average Remaining Contractual life (years)

946,000	315,333	$0.25	April 13, 2017	3.0
200,000	-	0.25	July 2, 2018	4.3
1,146,000	315,333	$0.25		3.3

7.

RELATED PARTY TRANSACTIONS

During the year ended December 31, 2013, management fees and rent of US $29,250 (2013: US $55,500) were paid or accrued to the Chief Executive Officer of the Company and a company controlled by the Chief Executive Officer of the Company. As at March 31, 2014, $138,076 (December 31, 2013: $97,407) was due to this company and the Chief Executive Officer of the Company, and is included in trade and other payables in the statement of financial position. These transactions occurred in the normal course of business operations and are for management services provided to the Company which are measured at fair value.

8.

FINANCIAL INSTRUMENTS

Financial Risk Management

The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Company’s financial instruments consist of cash, accounts receivable, restricted cash and trade and other payables.

R2 Energy Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
March 31, 2014 and 2013
(Expressed in Canadian dollars)
(Unaudited)

8.

FINANCIAL INSTRUMENTS (continued)

Fair Value Measurement

In determining the fair value of financial instruments, the Company maximizes the use of observable inputs and minimizes the use of unobservable inputs. Observable inputs reflect market-driven or market-based information obtained from independent sources, while unobservable inputs reflect the Company’s estimate about market data. Based on the observability of significant inputs used, the Company classifies its fair value measurements in accordance with a three-level hierarchy. This hierarchy is based on the quality and reliability of the information used to determine fair value, as follows:

Level 1:

Valuations are based on quoted prices in active markets for identical assets or liabilities. Since the valuations are based on quoted prices that are readily available in an active market, they are not subject to significant measurement uncertainty.

Level 2:

Valuations are based on observable inputs other than quoted prices.

Level 3:

Valuations are based on at least one unobservable input that is supported by little or no market activity and is significant to the fair value measurement.

In assigning financial instruments to the appropriate levels, the Company performs detailed analysis. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. The level within which the fair value measurement is categorized is based on the lowest-level input that is significant to the fair value measurement in its entirety.

As none of the Company’s financial instruments are held at fair value, categorization into the fair value hierarchy has not been provided. Cash, accounts receivable, restricted cash and trade and other payables are held at amortized cost which approximates fair value due to the short-term nature of these instruments.

Financial Instrument Risk Exposure

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management processes.

Credit Risk

Credit risk arises from the potential for non-performance by counterparties of contractual financial obligations. The Company’s exposure to credit risk includes cash and cash equivalents and accounts receivable. The Company reduces its credit risk on cash by maintaining its bank accounts at large international financial institutions. Accounts receivable consists mainly of amounts due from the Canadian government and the Spanish government. As such, Management has concluded that the Company has no significant credit risk. The maximum exposure to credit risk is equal to the carrying value of the financial assets.

Liquidity Risk

Cash is held in bank accounts and is available on demand. Accounts receivable consists mainly of amounts due from the Canadian government and the Spanish government. At March 31, 2014, the Company has cash and cash equivalents of $125,298 to settle current liabilities of $493,343 and had a working capital deficit of $348,771. Refer to Note 1 for additional details of liquidity risk as it relates to the Company continuing as a going concern.

Market Risk

The only significant market risk to which the Company is exposed is interest rate risk. The Company’s short-term investments earn interest at variable rates. The fair value of its portfolio is relatively unaffected by changes in short-term interest rates. The Company’s future interest is exposed to short-term rate fluctuations.

R2 Energy Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
March 31, 2014 and 2013
(Expressed in Canadian dollars)
(Unaudited)

8.

FINANCIAL INSTRUMENTS (continued)

Financial Instrument Risk Exposure (continued)

Commodity Price Risk

Although the Company is an exploration company, it is subject to price risk from fluctuations in market prices of natural resource commodities since its future profitability is dependent on the market price of these commodities. The prices of commodities are affected by numerous factors beyond the Company’s control. Fluctuations in the commodities’ prices could result in future commercial production that is impracticable to the Company. Therefore, management regularly monitors natural resource commodity prices to determine the appropriate course of action to be taken by the Company.

9.

SEGMENTED INFORMATION

The Company operates in one reportable segment, being the acquisition, exploration and development of oil and gas properties. Geographic segmentation of non-current assets is as follows:

March 31, 2014	Canada	Spain	Total
Restricted cash	$-	$758,627	$758,627
Equipment	1,799	-	1,799
	$1,799	$758,627	$760,426

December 31, 2013	Canada	Spain	Total
Restricted cash	$-	$730,130	$730,130
Equipment	2,033	-	2,033
	$2,033	$730,130	$732,163

10.

CAPITAL MANAGEMENT

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the acquisition, exploration and development of exploration and evaluation assets, and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk. In the management of capital, the Company includes the components of equity. See Note 1.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue debt or acquire or dispose of assets. Refer to Note 1 for additional details of the Company’s ability to continue as a going concern.

11.

SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

No interest or taxes was paid or received during the three months ended March 31, 2014 or 2013.

R2 Energy Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
March 31, 2014 and 2013
(Expressed in Canadian dollars)
(Unaudited)

12.

SUBSEQUENT EVENTS

Subsequent to March 31, 2014, the Company exchanged 60% of its interest in Montero Energy Corporation S.L. (“Montero”) to SA Minera Catalano Aragonesa (“SAMCA”) in consideration for EUR 1,100,000 which will be included in the Montero entity. As a result and effective the closing date of April 4, 2014, R2 will no longer consolidate the net assets and results of operations of Montero going forward.

Subsequent to March 31, 2014, management entered into an amalgamation agreement to acquire San Antonio Ventures Inc., a public company listed on the TSX Venture Exchange through a reverse takeover business combination whereby R2 will exchange all of its issued and outstanding common shares for the common shares of San Antonio Ventures Inc. The transaction is subject to a number of conditions, including, but not limited to, receipt of applicable shareholder approvals and TSX Venture Exchange acceptance.

Subsequent to March 31, 2014, the Company closed a private placement of $5,750,000 of subscription receipts for units (each unit consisting of one common share and one common share purchase warrant) at a price of $0.30 per unit. The common share purchase warrants have an exercise price of $0.50 per warrant and expire on July 31, 2019. Proceeds will be held in escrow and 50% of the proceeds will be released on completion of the amalgamation noted above, with the other 50% being released subsequent to a special meeting of San Antonio shareholders to increase the authorized capital of San Antonio from 100,000,000 common shares to an unlimited number of common shares.

Subsequent to March 31, 2014, the Company issued 1,124,666 common shares at a deemed price of $0.30 in settlement of $337,400 of outstanding accounts payable.

Subsequent to March 31, 2014, 2,355,000 share options were granted to directors, officers and consultants of the Company with an exercise price of $0.30, exercisable until July 31, 2024.

APPENDIX “C”
PRO FORMA UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
OF SAN ANTONIO VENTURES INC. UPON COMPLETION OF
THE PROPOSED TRANSACTION

See attached.

C-1

Pro forma condensed consolidated financial statements of

San Antonio Ventures Inc.

March 31, 2014

(Unaudited)

San Antonio Ventures Inc.
Pro forma condensed consolidated statement of financial position
As at March 31, 2014
(Expressed in Canadian dollars)
(Unaudited)

	San Antonio Ventures Inc.	R2 Energy Ltd.	Note 5	Pro forma and other adjustments	Pro for a San Antonio Ventures Inc.
	$	$		$	$

Assets
Current assets
Cash and cash equivalents	123,744	125,298	c	5,650,000	5,699,042
			d	(200,000)
Receivables and prepaid expenses	5,318	19,274		-	24,592
	129,062	144,572		5,450,000	5,723,634

Restricted cash	-	758,627		-	758,627
Equipment, net	370	1,799		-	2,169
Exploration and evaluation assets	423,564	-		-	423,564
	552,996	904,998		5,450,000	6,907,994

Liabilities
Current liabilities

Accounts payable and accrued liabilities	5,207	493,343	f	(337,400)	161,150
	5,207	493,343		(337,400)	161,150

Shareholders’ equity
Share capital	1,122,056	3,627,580	a	(1,122,056)	8,998,769
			e	4,486,000
			f	337,400
			c	547,789
Reserves	106,951	116,294		(106,951)	1,280,294
			d	1,164,000
Deficit	(681,218)	(3,332,219)	b	681,218	(3,532,219)
			d	(200,000)
	547,789	411,655		5,787,400	6,746,844
	552,996	904,998		5,450,000	6,907,994

San Antonio Ventures Inc.
Pro forma condensed consolidated statement of loss
For the year ended March 31, 2014
(Expressed in Canadian dollars)
(Unaudited)

	San Antonio Ventures Inc.	R2 Energy Ltd.	Note 5	Pro forma and other adjustments	Pro for a San Antonio Ventures Inc.
	$	$			$

General and Administrative Expenses
Advisory and consulting	54,000	440,991		-	494,991
Amortization	158	1,976		-	2,134
Filing and transfer agent fees	15,868	-		-	15,868
Licenses and permits	-	858		-	858
Office and miscellaneous	6,277	60,638		-	66,915
Professional fees	69,748	705,542	d	200,000	975,290
Share-based compensation	-	98,322		-	98,322
Travel and promotion	2,628	67,118		-	69,746
	(148,679)	(1,375,445)		(200,000)	(1,724,124)

Finance income	-	840		-	840
Foreign exchange gain	-	99,280		-	99,280
	-	100,120		-	100,120

Loss for the year	(148,679)	(1,275,325)		(200,000)	(1,624,004)

Basic and diluted loss per common share for the year					$ (0.02)

Weighted average number of common shares Outstanding – basic and diluted					94,306,938

San Antonio Ventures Inc.
Notes to the pro forma condensed consolidated financial statements
March 31, 2014
(Expressed in Canadian dollars)
(Unaudited)

1.

Basis of presentation

The unaudited pro forma condensed consolidated statement of financial position as at March 31, 2014 and the unaudited pro forma condensed consolidated statement of loss for the year then ended of San Antonio Ventures Inc. (“San Antonio”) have been prepared by the accounting policies of R2 Energy Ltd. (“R2”) in accordance with International Financial Reporting Standards (“IFRS”), for illustrative purposes only, after giving effect to the proposed amalgamation between San Antonio and R2.

These unaudited pro forma condensed consolidated financial statements have been compiled as follows:

a)

an unaudited pro forma condensed consolidated statement of financial position giving effect to the transactions described in Note 3, as if the transactions occurred on March 31, 2014, combining:

•

the audited statement of financial position of San Antonio as at March 31, 2014; and

•

the unaudited condensed consolidated statement of financial position of R2 as at March 31, 2014.

b)

an unaudited pro forma condensed consolidated statement of loss for the year ended March 31, 2014 giving effect to the transactions described in Note 3, as if the transactions occurred on April 1, 2013, combining:

•

the audited statement of operations and comprehensive loss of San Antonio for the year ended March 31, 2014; and

•

the audited consolidated statement of loss and comprehensive loss of R2 for the year ended December 31, 2013.

It is management’s opinion that these unaudited pro forma condensed consolidated financial statements include all adjustments necessary for the fair presentation, in all material respects, of the transactions described in Notes 3 and 5 using R2’s accounting policies. The unaudited pro forma condensed consolidated financial statements are not necessarily indicative of the results of operations that might be obtained in the future.

The unaudited pro forma condensed consolidated financial statements should be read in conjunction with the historical financial statements and notes thereto of San Antonio and R2.

Unless otherwise noted, these unaudited pro forma condensed consolidated financial statements and their accompanying notes are presented in Canadian dollars.

2.

Significant accounting policies

These unaudited pro forma condensed consolidated financial statements have been compiled using the significant accounting policies as set out in the audited financial statements of R2 as at December 31, 2013. Management has determined that no adjustments are necessary to conform San Antonio’s audited financial statements to the accounting policies used by R2 in the preparation of its audited financial statements.

San Antonio Ventures Inc.
Notes to the pro forma condensed consolidated financial statements
March 31, 2014
(Expressed in Canadian dollars)
(Unaudited)

3.

The transactions

a)

On July 31, 2014, R2 completed a private placement of 19,166,666 subscription receipts at a price of $0.30 per subscription receipt, raising gross proceeds of $5,750,000. Each subscription receipt entitles the holder thereof to receive one R2 share and one R2 warrant exercisable at a price of $0.50 until July 31, 2019.

The warrants have been valued using the Black-Scholes pricing model, with an amount of $1,163,826 included in reserves based on the relative fair values of the shares and warrants issued assuming an expected volatility of 65%, an annual interest rate of 1.14%, no dividends and no forfeitures:

	Gross proceeds	Transaction costs	Book value
	$	$	$

Share capital	4,566,000	80,000	4,486,000
Reserves	1,184,000	20,000	1,164,000
	5,750,000	100,000	5,650,000

Cash transaction costs have been estimated at $100,000. 171,333 R2 shares at a deemed price of $0.30 were issued as finders fees on July 31, 2014.

b)

On August 1, 2014, San Antonio, R2 and 1837783 Alberta Ltd., a wholly-owned subsidiary of San Antonio entered into a definitive amalgamation agreement pursuant to which San Antonio will acquire all of the issued and outstanding securities of R2 in exchange for securities of San Antonio on the basis of two pre-consolidated common shares of San Antonio for every one common share of R2.

As a result of this proposed transaction, the former shareholders and management of R2 will obtain control of San Antonio. Therefore, the proposed transaction between San Antonio (legal parent) and R2 (legal subsidiary) will constitute a reverse takeover (“RTO”). The transaction is equivalent to the issuance of shares by R2 for the net assets of San Antonio, accompanied by a recapitalization of R2 as the carrying value of the net assets acquired approximates fair value. These unaudited pro forma condensed consolidated financial statements reflect R2 as the accounting parent and San Antonio as the accounting subsidiary (Note 4).

This transaction is subject, but not limited to, regulatory and third party approvals.

San Antonio Ventures Inc.
Notes to the pro forma condensed consolidated financial statements
March 31, 2014
(Expressed in Canadian dollars)
(Unaudited)

4.

Accounting for the acquisition of R2

Application of RTO accounting results in the following:

▪

R2 is deemed to be the parent company and San Antonio the subsidiary for accounting purposes;

▪

The consolidated financial statements of the amalgamated entity will be issued under the legal name of the legal parent but will be a continuation of the financial statements of the legal subsidiary, R2;

▪

R2 is deemed to be the continuing enterprise for accounting purposes and, as such, its assets and liabilities will be included in the consolidated financial statements of the amalgamated entity at historical values; and

▪

The capital structure of the amalgamated entity will be that of San Antonio, but the dollar amount of the issued share capital in the unaudited pro forma condensed consolidated statement of financial position will be that of R2.

5.

Pro forma assumptions and adjustments

The unaudited pro forma condensed consolidated financial statements reflect the following assumptions and adjustments as if the transactions had occurred on April 1, 2013:

To give effect to the reverse takeover of San Antonio by R2 (see Note 4)

a)

A reduction in share capital of $1,122,056 to eliminate San Antonio’s historical share capital

b)

An adjustment of $681,218 to eliminate San Antonio’s historic deficit

c)

An adjustment to share capital of the combined company of $547,789 to account for the acquisition of the net assets of San Antonio at the time of acquisition under IFRS 3

d)

An adjustment to professional fees with a corresponding adjustment to cash of $200,000 for anticipated costs of completing the RTO

To give effect to R2’s $5,750,000 private placement financing completed on July 31, 2014 as a requirement of the transaction (see Note 3(a))

e)

An increase in cash and cash equivalents of $5,650,000 and a corresponding increase in R2’s share capital ($4,486,000) and reserves ($1,164,000) to reflect an equity financing of 19,166,666 subscription receipts at a price of $0.30 per subscription receipt for gross proceeds of $5,750,000 less anticipated issue costs of $100,000, which has been allocated on a pro rata basis to the common shares and common share purchase warrants

To give effect to R2 issuing shares for debt completed on August 1, 2014

f)

A decrease in accounts payable and accrued liabilities and a corresponding increase in share capital for the issuance of 1,124,666 common shares of R2 in settlement of $337,400 of accounts payable

San Antonio Ventures Inc.
Notes to the pro forma condensed consolidated financial statements
March 31, 2014
(Expressed in Canadian dollars)
(Unaudited)

6.

Pro forma share capital

	Number of shares		$

Outstanding common shares of San Antonio – March 31, 2014	9,482,500		1,122,056
RTO adjustment – San Antonio’s common shares (Note 5(a))	-		(1,122,056)
San Antonio’s common shares, exchanged on the basis of two San Antonio shares issued for every R2 share:
Issued and outstanding at March 31, 2014	43,899,108		3,627,580
Shares to be issued pursuant to private placement described in Note 5	38,333,332	1	4,566,000
Shares to be issued pursuant to shares for debt as described in Note 5	2,249,332		337,400
Shares to be issued as finders fees	342,666		51,400
Transaction costs as described in Note 5	-		(131,400)
Pro forma common shares of San Antonio	94,306,938	2	8,450,980

Note 1 – On closing of the RTO, 19,166,666 of the 38,333,332 shares to be issued pursuant to the private placement will remain as San Antonio Units reserved for issuance subsequent to a special meeting of San Antonio’s shareholders to be held in order to increase the authorized share capital of San Antonio

Note 2 – Subsequent to closing of the RTO, the amalgamated company intends to consolidate its share capital 2:1, to be approved at a special meeting of San Antonio’s shareholders

APPENDIX “D”
AUDIT COMMITTEE CHARTER

See attached.

D-1

AUDIT AND FINANCE COMMITTEE CHARTER AUDIT AND FINANCE COMMITTEE OF THE

BOARD OF DIRECTORS CHARTER

Organization

There shall be a committee of the board of directors (the “Board”) of San Antonio Ventures Inc. (the “Company”) known as the Audit and Finance Committee (the “Committee”). This charter shall govern the operations of the Committee.

Membership and Qualifications

The membership of the Committee shall be appointed by the Board and shall consist of at least three directors, the majority of whom will be non-officers (the “Independent Directors”).

Each independent member of the Committee shall be, while at all times a member of the Committee, free of any relationship that, in the opinion of the Board, would interfere with the member’s individual exercise of independent judgment.

Each member of the Committee shall be, while at all times a member of the Committee, generally knowledgeable in financial and auditing matters, specifically possessing the ability to read and understand fundamental financial statements including the Company’s balance sheet, statement of operations and statement of cash flows.

The Board shall appoint one member of the Committee as chair. The chair shall be responsible for leadership of the Committee, including preparing the agenda, presiding over the meetings, making committee assignments and reporting to the Board. The chair will also maintain regular liaison with the Company’s Chief Executive Officer, Chief Financial Officer and lead independent audit partner.

Role

The Committee assists the Board in fulfilling its responsibility for oversight of the quality and integrity of the accounting, auditing, reporting practices, systems of internal accounting and financial controls, the annual independent audit of the Company’s financial statements, and the legal compliance and ethics programs of the Company as established by management and the Board shall also perform any other related duties as directed by the Board. In fulfilling this role, the Committee is expected to maintain free and open communications with the independent auditor and management of the Company and shall meet at least once each quarter.

While the Committee has the responsibilities and powers set forth below in this charter under the headings “Authority” and “Responsibilities and Processes”, it is not the duty of the Committee to conduct audits or to determine that the Company’s financial statements are fairly presented and are in accordance with generally accepted accounting principles. Management is responsible for the preparation of financial statements in accordance with generally accepted accounting principles. It is the role of the independent auditor to audit the financial statements.

Authority

The Committee is granted the authority to investigate any matter brought to its attention, with full access to all books, records, facilities and personnel of the Company. The Committee has the power to engage and determine funding for outside counsel or other experts or advisors as the Committee deems necessary for these purposes and as otherwise necessary or appropriate to carry out its duties. The Company shall provide appropriate funding, as determined by the Committee, for payment of compensation to any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company and for any advisors employed by the Committee as well as for the payment of ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.

Responsibilities and Processes

The Committee’s primary responsibilities include:

•

Overseeing the Company’s financial reporting process on behalf of the Board and reporting the results or findings of its oversight activities to the Board.

•

Having sole authority to appoint, retain and oversee the work of the Company’s independent auditor and establishing the compensation to be paid to the independent auditor. The Company’s independent auditor shall report directly to the Committee.

•

Establishing procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls and/or auditing matters for the confidential, anonymous submission by the Company’s employees of concerns regarding questionable accounting or auditing matters.

•

Pre-approving all audit services and permissible non-audit services as may be amended from time to time.

•

Overseeing the Company’s system to monitor and manage risk, and legal and ethical compliance programs, including the establishment and administration (including the grant of any waiver from) a written code of ethics applicable to each of the Company’s principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions.

The Committee, in carrying out its responsibilities, believes its policies and procedures should remain flexible in order to react more effectively to changing conditions and circumstances. The Committee shall take the appropriate actions to set the overall corporate “tone” for quality financial reporting, sound business risk practices and ethical behavior.

The following shall be the principal recurring processes of the Committee relating to its oversight responsibilities. These processes are set forth as a guide, with the understanding that the Committee may supplement them as appropriate and is not intended be a comprehensive list of all the actions that the Committee will take in discharging its duties. These processes are:

•

Discussing with the independent auditor the objectivity and independence of the auditor and any relationships that may impact the auditor’s objectivity or independence and receiving from the independent auditor disclosures regarding its independence and written affirmation that the independent auditor is in fact independent, and taking any action, or recommending that the Board take appropriate action to oversee the independence of the independent auditor.

•

Overseeing the independent auditor relationship by discussing with the auditor the nature and scope of the audit process, receiving and reviewing audit reports, and providing the auditor full access to the Committee to report on any and all appropriate matters. The Committee has the sole authority to resolve disagreements, if any, between management and the independent auditor.

•

Discussing with the independent auditor and the Company’s financial and accounting personnel, together and in separate sessions, the adequacy and effectiveness of the accounting and financial controls of the Company and eliciting recommendations for the improvement of such internal control procedures or particular areas where new or more detailed controls or procedures may be desirable.

•

Providing sufficient opportunity for the independent auditor to meet with the members of the Committee without members of management present. Among the items to be discussed in these meetings are the independent auditor’s evaluation of the Company’s financial and accounting personnel and the cooperation that the independent auditor received during the course of the audit.

•

Discussing with management their review of the adequacy of the Company’s disclosure controls and procedures, the effectiveness of such controls and procedures and any findings following such review.

•

Reviewing the Company’s system to monitor, assess and manage risk and legal and ethical compliance program.

•

Reviewing and discussing with management and the independent auditor prior to the filing of the Company’s annual report:

1.

The Company’s annual financial statements and related footnotes and other financial information, including the information in the “Management’s Discussion and Analysis”

2.

The selection, application and effects of the Company’s critical accounting policies, practices and the reasonableness of significant judgments and estimates made by management.

3.

Alternative and preferred treatment of financial information under generally accepted accounting principles.

4.

All material arrangements, off-balance sheet transactions and relationship with any unconsolidated entities or any other persons which may have a material, current or future, effect on the financial condition of the Company.

5.

Any material written communications between the independent auditor and management.

6.

The independent auditor’s audit of the financial statements and its report thereon.

7.

Any significant finding and recommendations of the independent auditor and management’s responses thereto.

8.

Any significant changes in the independent auditor’s audit plan.

9.

Any serious difficulties or disputes with management encountered during the course of the audit.

10.

Any related significant findings and recommendations of the independent auditor together with management’s responses thereto.

11.

Other matters related to the conduct of the audit, which are to be communicated to the Committee under generally accepted auditing standards.

•

Preparing a report to be included in the Company’s Information Circular that states the Committee has:

1.

Analyzed and discussed the audited financial statements with management;

2.

Discussed with the independent auditor the auditor’s independence;

3.

Considered the audit and non-audit services provided by the independent auditor, and the fees paid for such services; and

•

The Committee shall review in advance all announcements of interim and annual financial results, as well as any periodic guidance to be publicly released by the Company and discuss such announcements with management and the independent auditors.

•

Reviewing and discussing with management and the independent auditor prior to the filing of the Company’s Quarterly Report:

1.

the Company’s interim financial statements and related footnotes and other financial information, including the information in the “Management’s Discussion and Analysis”.

2.

The selection, application and effects of the Company’s critical accounting policies, practices and the reasonableness of significant judgments and estimates made by management.

3.

Alternative and preferred treatment of financial information under generally accepted accounting principles.

4.

All material arrangements, off-balance sheet transactions and relationship with any unconsolidated entities or any other persons which may have a material current or future effect on the financial condition of the Company.

•

Reviewing and either approving or disapproving all related party transactions.

•

Submitting the minutes of all meetings of the Committee to, or discussing the matters discussed at each committee meeting with, the Board.

•

Reviewing and assessing the adequacy of this charter annually and recommend any proposed changes to the Board for its approval.

The Chairman of the Committee, or another Committee member designated by the Chairman, is authorized to act on behalf of the Committee with respect to required Committee responsibilities which arise between regularly scheduled Committee meetings, with the independent auditors and management, as well as the pre-approval of non-audit services provided by the independent auditors, as necessary, as contemplated by the Committee’s policies. Any such pre-filing discussions and preapprovals shall be reported to the Committee at a subsequent meeting.

APPENDIX “E”
TECHNICAL FIGURES

E-1

Bay of Biscay
CANTABRIA
BASQUE COUNTRY
CASTILE AND LEON
TORRELAVEGA
CORRALES (LOS)
ESPINILLA
REINOSA
CERVERA DE PISUERGA
CASTREJON DE LA PEÑA
ESCALADA
TRESPADERNE
MEDINA DE POMAR
VILLARCAYO
POTES
Balmaseda
Company Lands

Area of Interest
Atlantic Ocean
CANTABRIA
BASQUE COUNTRY
France
CASTILE AND LEON
Madrid
SPAIN
Portugal
Mediterranean Sea
Algeria
Morocco

R2 ENERGY LTD.

GALILEO PERMIT

SPAIN

PERMIT LOCATION MAP

Figure Basque Cantabrian Basin 1

19

Chapman Petroleum Engineering Ltd.

CHRONOSTRATIGRAPHY AND BIOSTRATIGRAPHY
LITHOSTRATIGRAPHY
Time
Stages
Substages
Boreal ammonites chronozones
SSW
Marginal Domains & Swells
NNE
Intraplatform throughs
MIDDLE JURASSIC
EARLY JURASSIC
LATE TRIASSIC
Aalenian
Toarcian
Pliensbachian
Sinemurian
Hettangian
Rhaetian
Norian
Upper
Middle
Lower
Domerian (Upper)
Carixian (Lower)
concavum
bradfordensis
murchisonae
opalinum
aalensis
pseudoradiosa
insigne
thouarsense
variabilis
bifrons
serpentinus
tenuicostatum
spinatum
davoei
ibex
jamesoni
raricostatum
oxynotum
obtusum
turneri
semicostatum
bucklandi
angulata
liasicus
planorbis
Not recorded
Limestone Mb.
Castillo Pedroso Fm.
Marly Mb.
Black Shale 4
Limestone Mb.
Black Shale 3
Black Shale 2
Black Shale 1
Camino Fm.
Puerto del Pozazal Fm.
Rio Polla Fm.
Sopeña Fm.
Villanueva de Puerta Fm.
Puerto de la Palombera Fm.
HEMIPELAGIC CARBONATE RAMPS
SHALLOW CARBONATE RAMPS
ZONE OF INTEREST
Shallow Carbonate Ramps
Dolomites
Dolomites, anhydrites & collapse breccias
Laminated dolomites
Mudstones
Oolitic grainstones
Siliciclastic sandstones & conglomerates
Hemipelagic Ramps
Thick-bedded mudstones & wackestones
Alternations of thin-bedded limestones and organic-rich marls
Alternations of thin-bedded limestones & organic lean marls
Black shales
Bioclastic packstones and grainstones
Ferruginous Oolites

Source: Journal of GSL (2005)

R2 ENERGY LTD.
BASQUE-CANTABRIAN BASIN SPAIN TRIASSIC-JURASSIC TABLE OF FORMATIONS
Figure Basque Cantabrian Basin 2

23

Chapman Petroleum Engineering Ltd.

POLIENTES-TUDANCA TROUGH
SW
REINOSA SWELL
NE
Zamanzas A-1
Espinosa CB-1
La Engaña-1Bis
Ancillo-1
Monillo-1
GAMMA RAY
SONIC
GAMMA RAY
SONIC
GAMMA RAY
NEUTRON
GAMMA RAY
SONIC
GAMMA RAY
SONIC
ZONE OF INTEREST
Castillo Pedroso
Camino
Pto. del Pozazal
Sopeña
Pto. de la Palombera
100
50
0 m
0 km
10
20
Shallow Carbonate Ramps
Dolomites
Dolomites, anhydrites & collapse breccias
Laminated dolomites
Mudstones
Oolitic grainstones
Siliciclastic sandstones & conglomerates
Hemipelagic Ramps
Thick-bedded mudstones & wackestones
Alternations of thin-bedded limestones and organic-rich marls
Alternations of thin-bedded limestones & organic lean marls
Black shales
Bioclastic packstones and grainstones
Ferruginous Oolites

Source: Journal of GSL (2005)

R2 ENERGY LTD.

BASQUE-CANTABRIAN BASIN

SPAIN

LOWER JURASSIC
CROSS SECTION

Figure Basque Cantabrian Basin 3

24

Chapman Petroleum Engineering Ltd.

4,830,000
4,820,000
4,810,000
4,800,000
4,790,000
4,780,000
4,770,000
4,760,000
4,750,000
4,740,000
4,730,000
4,720,000
Northing (m)
390,000 400,000 410,000 420,000 430,000 440,000 450,000 460,000 470,000 480,000 490,000 500,000 510,000 520,000 530,000 540,000 550,000
Easting (m)
GAVIOTA FIELD
MONILLO-1
GALILEO PERMIT
ANCILLO-1
LA ENGANA-1
ESPINOSA CB-1
ZAMANZAS A-1
AYOLVENGO FIELD
COMPANY LAND
CROSS SECTION

R2 ENERGY LTD.

GALILEO PERMIT

BASQUE-CANTABRIAN BASIN, SPAIN

LAND AND WELL MAP

Figure Basque Cantabrian Basin 4

20

Chapman Petroleum Engineering Ltd.

2795
CASTILLO PEDROSA FM
LIAS MARGOSO
CAMINO FM
ORGANIC RICH ZONE
2900
LIAS CALCAREO

R2 ENERGY LTD.

BASQUE-CANTABRIAN BASIN
WELL ESPINOSA CB-1
COMPOSITE LOG
Castillo Pedrosa and
Camino Formations

Figure Basque Cantabrian Basin 5

25

Chapman Petroleum Engineering Ltd.

Atlantic
Ocean
France
ARAGON
Madrid
SPAIN
Portugal
Mediterranean Sea
Algeria
Morocco

Area of Interest

Barañain
Pamplona
Navarra
Pico de Aneto
Calahorra
Huesca
Tudela
AUTONOMOUS
Zaragoza
KEPLER PERMIT
COPERNICO PERMIT
Lleida
Calatayud
COMMUNITY OF
Tarragona
Tortosa
ARAGON
Vinaròs
Benicarló
Teruel
Castellón
Cuenca
Castellón de la Plana
Burriana

R2 ENERGY LTD.

COPERNICO AND KEPLER PERMITS

ARAGON, SPAIN

PERMIT LOCATION MAP

Figure Erbo Basin 1

33

Chapman Petroleum Engineering Ltd.

Sallent de Gállego
Sierra Negra
Bar-Toloriú
Camprodon
DEVONIAN
PRIDOLI
LUDLOW
WENLOCK
LLANDOV.
ORDOVICIAN
P
L
W
L + P
Tel.?
Tel.
Aer.
Telychian
Aeronian
Rhuddanian?
10 m
black shales
sandstones
calcareous nodules
limestones
pyrite nodules

Source: Geology of Spain (GSL 2002)

R2 ENERGY LTD.
PYRENEES MOUNTAINS SPAIN SILURIAN STRATIGRAPHIC SECTIONS
Figure Erbo Basin 2

38

Chapman Petroleum Engineering Ltd.

Source: Geology of Spain (GSL 2002)

CZ
Pyrenees
w
x
y
a
d
c
WALZ
KEPLER PERMIT
b
COPERNICO PERMIT
g
e
CCR
SEA
CIZ
f
Madrid
Minorca
z
Balearic Islands
n
h
p
o
i
s
j
l
r
m
OMZ
k
t
q
v
SPZ
ñ
u
z
z
z
Málaga
MEDITERRANEAN

COMPANY LANDS

Zone boundary | IBERIAN MASSIF
Country border | Devonian outcrops

CZ: CANTABRIAN ZONE. Asturo-Leonian Domain (a) and Iberian Ranges (b)

WALZ: WESTASTURO-LEONIAN ZONE. Palentian domain (c) Peñalba-Caurel (d), Eastern Guadarrama (e) & Henarejos (f)

CIZ: CENTRAL-IBERIAN ZONE. Alcañices-Duero (g), Herrera del Duque (h), Almadén (i), Guadalmez (j), Cabeza del Buey-Fuencaliente (k), Santa Cruz de Mudela (l), El Centenillo (m), Sierra de San Pedro (n)

OMZ: OSSA-MORENA ZONE. Obejo-Valsequillo-Puebla de La Reina domain (ñ), La Codosera-Portalegre (o), Estremoz (p), Cerrón del Hornillo-Valle (q), Barrancos-Venta del Ciervo (r), Montemor-o-Novo (s)

SPZ: SOUTH PORTUGUESE ZONE. Pulo do Lobo (t), Iberian Pyrite Belt (u), SW Portugal (v)

Basque (w), Central (x) and Eastern Pyrenees (y)

Betic Cordillera (z) including the Balearic Islands (z)

CCR: Catalonian Coastal Ranges

R2 ENERGY LTD.

DEVONIAN OUTCROPS

SPAIN

Figure Erbo Basin 3

40

Chapman Petroleum Engineering Ltd.

ARAGON
Company Lands
PLATON PERMIT
ARISTOTELES PERMIT
PITAGORAS PERMIT
ARAGON
VALENCIA
ARQUIMEDES PERMIT
Benicarlo
Mediterranean Sea

Area of Interest
Atlantic Ocean
France
ARAGON
Madrid
VALENCIA
SPAIN
Portugal
Mediterranean Sea
Algeria
Morocco

R2 ENERGY LTD.

MAESTRAZGO BASIN PERMITS

SPAIN

PERMIT LOCATION MAP

Figure Maestrazgo Basin 1

57

Chapman Petroleum Engineering Ltd.

Source: Revista SGE (2007)

Fault zone
Normal fault
Main Early Cretaceous subsiding areas
Pre-tertiary rocks
areas of no sedimentation during the Early Cretaceous
Cameros basin
Central Iberian Basin
Maestrazgo basin
Southwestern Iberian Basin
Agullon sb.
Las Parras sb.
Galve sb.
Morella sb.
La Salzedella sb.
Penyagolosa sb.
Valencia sb.
El Perelló sb
Serrania de Cuenca sb.
Northern Cameros Fault System
San Leonardo F.
Soria F.
SORIA
ZARAGOZA
GUADALAJARA
MADRID
TERUEL
CUENCA
CASTELLON
VALENCIA
MEDITERRANEAN SEA
42°
41° N
40° N
0°
1° W
2°
3°
50 km
N

COMPANY LAND

R2 ENERGY LTD.

IBERIAN RANGES

SPAIN

TECTONIC MAP

Figure Maestrazgo Basin 2

61

Chapman Petroleum Engineering Ltd.

MIRAMBELL-1
CORRELACIONES ENTRE MIRAMBELL-1 Y BOBALAR -1 Y 2.
BOBALAR-1
BOBALAR-2
NEOCOMIENSE - APTENSE
197
JURASICO SUPERIOR
678
730
MARLY ZONE
629
718
616
707
ZONE OF INTEREST
LIAS + RETICO
1004
970
NIVEL DEL MAR
1376
NIVEL DEL MAR
1200
1.250
ZONE OF INTEREST
KEUPER
1637
UPPER MUSCHELKALK (M3)
1413
1378
1774
PF=1860m
MIDDLE MUSCHELKALK (M2)
2398
2480
LOWER MUSCHELKALK (M1)
2657
BUNTSANDSTEIN
2786
PERMOTRIAS
PALEOZOICO
PF=2810,60m
PF=2591,60m.
Escalas H=1:100.000
V=1:20.000

R2 ENERGY LTD.

MAESTRAZGO BASIN

SPAIN

GEOLOGICAL CROSS SECTION

Figure Maestrazgo Basin 3

64

Chapman Petroleum Engineering Ltd.

Viveiro
Gijón
Santander
San Sebastián
Lugo
Oviedo
Llanes
Bilbao
Vitoria
Pamplona
AUTONOMOUS
Burgos
COMMUNITY OF
Valladolid
EDISON PERMIT
Soria
SORIA PROVINCE
Zaragoza
CASTILE
Salamanca
AND
Avila
Madrid
LEON
Company Land

Area of Interest
Atlantic Ocean
France
CASTILE AND LEON
Madrid
SPAIN
Portugal
Mediterranean Sea
Algeria
Morocco

R2 ENERGY LTD.

EDISON PERMIT

CASTILE AND LEON, SPAIN

PERMIT LOCATION MAP

Figure North Almazon Basin 1

85

Chapman Petroleum Engineering Ltd.

A
La Demanda
ZARAGOZA
Puig Moreno
MADRID
Montalbán
Henarejos
Palaeozoic Massifs
Carboniferous outcrops
Polymictic conglomerates
Quartzitic sandstones
Arkosic sandstones
Calcareous sandstones
Calcarenites
Siltstones
Black shales
Lidite clasts
Slumps
Goniatites
Flora
Post-Variscan cover
Stephanian
Westphalian
Namurian
Pre-Carboniferous Palaeozoic
C
0 1 2 3 Km
S
N
La Torre Fm
Montalbán, Peñarroyas & Armillas Fm
La Hoz Fm
Devonian
Segura Fm
Depositional model of Carboniferous succession of the Montalbán Massif
PERMIAN
Torre Fm
1000 m
Montalbán Fm
Peñarroyas Fm
Armillas Fm
500
La Hoz Fm
Segura Fm
0
DEVONIAN
Montalbán succession

R2 ENERGY LTD.

IBERIAN RANGES

SPAIN

CARBONIFEROUS OUTCROP SECTIONS

Figure North Almazon Basin 2

89

Chapman Petroleum Engineering Ltd.